                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-70768
PROSPECTUS

                             Potlatch Corporation
[POTLATCH LOGO]

                               Offer to Exchange

        $250,000,000 10.00% Senior Subordinated Notes due July 15, 2011

                               ----------------

                          Terms of the Exchange Offer

 . We are offering to exchange $250,000,000 total principal amount of our 10.00% Senior Subordinated Notes due July 15, 2011, which have been registered under the Securities Act, for any or all of our outstanding 10.00% Senior Subordinated Notes due July 15, 2011.

 .  The exchange offer expires at 5:00 p.m., New York City time, on February 6,
   2002, unless we extend it.

 . We will exchange all original notes that are validly tendered and not validly withdrawn.

 . You may withdraw tenders of original notes at any time before the exchange offer expires.

 .  We will not receive any proceeds from the exchange offer.

 . The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

 . The terms of the exchange notes are substantially identical to those of the original notes, except for transfer restrictions, registration rights and liquidated damages relating to the original notes.

 . There is no existing market for the exchange notes and we do not intend to apply for their listing on any securities exchange.

                               ----------------

   See "Risk Factors" beginning on page 12 to read about certain factors you should consider before participating in the exchange offer.

                               ----------------

   These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is January 7, 2002.
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                               TABLE OF CONTENTS

Where You Can Find More Information.......................................  iii
Incorporation of Certain Documents by Reference...........................  iii
Forward Looking Statements................................................   iv
Prospectus Summary........................................................    1
Summary Consolidated Financial and Operating Data.........................    9
Risk Factors..............................................................   12
Exchange Offer............................................................   19
Use of Proceeds...........................................................   27
Capitalization............................................................   28
Selected Historical Consolidated Financial Data...........................   29
Selected Historical Business Segment Financial Data.......................   31
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   33
Industry Overview.........................................................   44
Business..................................................................   52
Management................................................................   63
Description of Other Indebtedness.........................................   65
Description of the Exchange Notes.........................................   70
Certain U.S. Federal Tax Considerations...................................  111
Plan of Distribution......................................................  112
Legal Matters.............................................................  113
Experts...................................................................  113
Index to Consolidated Financial Statements................................  F-1
Independent Auditors' Report..............................................  F-2

   You should rely only on the information contained, or incorporated by reference, in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                                       ii
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                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy the reports, proxy statements and other information that we file with the SEC at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, or you may access such documents electronically on the SEC's website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. In addition, reports, proxy statements and other information about Potlatch are available for inspection at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

   You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus regardless of the date it was actually delivered. You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information.

   We have filed with the SEC in Washington, D.C., a registration statement on Form S-4 under the Securities Act with respect to the registered notes offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   Our Annual Report on Form 10-K for the year ended December 31, 2000, our Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001, and September 30, 2001 and our Current Reports on Form 8-K filed with the SEC on April 2, 2001 and June 19, 2001, all of which have been previously filed with the SEC, are incorporated by reference into this prospectus.

   All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the notes shall be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from the date any such document is filed with the SEC.

   Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is incorporated in this prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   We will provide a copy of any and all of the documents we incorporated by reference in this prospectus, at no cost, to any person who receives this prospectus. Requests should be submitted in writing or by telephone to Malcolm
A. Ryerse, Potlatch Corporation, 601 W. Riverside Ave., Suite 1100, Spokane, Washington 99201, telephone (509) 835-1500. TO OBTAIN TIMELY DELIVERY OF THIS INFORMATION, WE MUST RECEIVE YOUR REQUEST NO LATER THAN FIVE (5) BUSINESS DAYS BEFORE THE EXPIRATION DATE OF THE EXCHANGE OFFER.

                                      iii
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                          FORWARD LOOKING STATEMENTS

   All statements, other than statements of historical fact, contained within this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases you can identify forward-looking statements by terms such as "may," "intend," "might," "will," "should," "could," "would," "expect," "believe," "estimate," "predict," "potential," or the negative of these terms, and similar expressions intended to identify forward-looking statements.

   These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties and we cannot assure you that the actual results or developments referenced by such forward-looking statements will be realized. Also, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus.

   Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, those described in "Risk Factors" or incorporated by reference in this prospectus, and the following:

  .  changes in general economic conditions and interest rates;

  .  competitive conditions and prices in our markets;

  . changes in the relationship between supply and demand in the forest products industry, including the amount of available manufacturing capacity and wood fiber used in manufacturing our products;

  .  changes in exchange rates between the U.S. dollar and other currencies;

  .  manufacturing difficulties;

  .  changes in the level of construction activity;

  . changes in energy costs, the costs of raw materials or other significant operating expenses;

  . changes in general and industry-specific environmental laws and regulations;

  .  unforeseen environmental liabilities or expenditures; and

  .  weather conditions.

   Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all the information you should consider before making an investment decision. We urge you to read this prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and related notes. In this prospectus, unless the context requires otherwise: (1) "Potlatch," the "Company," "we," "us" and "our" each refers to Potlatch Corporation and its subsidiaries; (2) the term "Original Notes" refers to our 10.00% senior subordinated notes due 2011 which were issued in a transaction exempt from registration under the Securities Act; (3) the term "Exchange Notes" refers to our 10.00% senior subordinated notes due 2011 which have been registered under the Securities Act pursuant to a registration statement of which this prospectus is a part; and (4) the term "Notes" refers to the Original Notes and the Exchange Notes, collectively.

                                  Our Company

   Potlatch Corporation is a vertically integrated and diversified forest products company. Our 6,300 employees manage approximately 1.5 million acres of timberlands and operate 22 manufacturing facilities located principally in Arkansas, Idaho, and Minnesota. We convert wood fiber into two broad product lines: (a) commodity and specialized wood products, including oriented strand board, or OSB, lumber, plywood and particleboard; and (b) bleached pulp products, including kraft pulp, paperboard, coated printing papers, and consumer tissue products.

   Our business is organized into four segments:

  . Resource segment manages our 1.5 million acres of timberlands located in Arkansas, Idaho and Minnesota and our 22,000 acre plantation in Oregon that is being developed for production of hybrid poplar, an alternative source of fiber. It is the Resource segment's responsibility to procure wood from our own timberlands as well as from third parties for all of our manufacturing facilities. In 2000, Resource segment net sales were $352.3 million, representing approximately 16% of our net sales, before elimination of intersegment sales. Intersegment sales were $315.1 million in 2000.

  . Wood Products segment manufactures and distributes commodity and specialized OSB, lumber, industrial plywood and particleboard produced by eleven facilities located in Arkansas, Idaho and Minnesota. Wood Products segment net sales were $552.9 million in 2000, representing approximately 26% of our net sales, before elimination of intersegment sales. Intersegment sales were $13.3 million in 2000.

  . Printing Papers segment produces and markets premium coated printing papers, primarily used for high-end printing needs, such as annual reports, showroom catalogs, art reproductions and high quality advertising. We produce our premium coated printing papers at our two mills in Cloquet and Brainerd, Minnesota. Cloquet provides high-quality pulp for both of our Minnesota paper mills, and sells more than 35% of its bleached hardwood pulp in the open market. Printing Papers segment net sales were $503.4 million in 2000, representing approximately 24% of our net sales, before elimination of intersegment sales. Intersegment sales were $1.4 million in 2000.

  . Pulp and Paper segment produces tissue products, bleached paperboard products, and bleached softwood market pulp. In tissue, we produce premium and various other grades of private label household tissue products primarily for sale to retail grocery chains such as Albertson's, Kroger and Safeway. Our bleached paperboard is produced for use in the packaging of liquids, foods and dry goods, including milk, juice, food products, pharmaceuticals, toiletries, and other consumable goods, as well as conversion into paper cups and plates. In addition to producing bleached softwood pulp for our tissue and paperboard products, we also sell any excess bleached softwood market pulp in the open market. Pulp and Paper segment net sales were $730.1 million in 2000, representing approximately 34% of our net sales, before elimination of intersegment sales. Intersegment sales were negligible in 2000.

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                             Strategy and Strengths

   Our strategy is to maximize the value of our timberland resources and to achieve the highest level of profitability for our broad range of manufactured paper and wood products. Key components of this strategy include quality production and customer-focused sales, with an emphasis on niche product lines that offer higher profit margins and opportunities where we can be a low-cost producer. Our competitive strengths that underlie our strategy include:

  . Secure Fiber Supply. We have a secure fiber supply for a significant portion of our wood fiber needs. The timberlands we own include 671,000 acres in Idaho, 501,000 acres in Arkansas, and 337,000 acres in Minnesota. The wood fiber needs of our manufacturing operations are sourced in varying degrees, based on market dynamics and mill location, from our own timberlands and from third parties. Our timberlands provided approximately 55% of our log requirements for our sawmill and plywood manufacturing facilities in 2000 and an average of approximately 67% over the past five calendar years. Including the wood fiber used for pulp, OSB, and particleboard, the percentages our timberlands supplied to our manufacturing facilities were approximately 30% in 2000 and an average of approximately 41% over the past five calendar years. It is our policy to harvest our timberlands at sustainable yield levels in order to ensure an adequate long-term supply of a substantial portion of the wood fiber requirements of our manufacturing facilities.

  . Cost-Competitive Facilities. We have recently completed a significant multi-year capital investment program that has resulted in many of our facilities operating at increased efficiency levels. In an effort to become a low-cost competitive producer, we have invested over $2.0 billion during the last 15 years to modernize and maintain our plants and equipment, including more than $910.0 million invested over the past five years. As a result of this investment, we expect that relatively little additional capital will need to be invested at our mills for the foreseeable future. In general, the culmination of this extensive program provides us with technologically modern and cost-competitive manufacturing facilities. In addition to capital investments, we have continued aggressive action over the past 18 months to increase overall mill efficiency, including workforce reductions, closure of a non-competitive mill and re-allocation of production, and over the past six months have reduced our operating costs by increasing our internal electrical generation and, to a lesser extent, reducing our energy consumption. These and our other strategic initiatives have resulted in a significant reduction in our manufacturing costs.

  . Superior Quality and Service. Although we maintain quality standards across all product lines, our operating philosophy for our more specialized products, including premium coated printing papers and premium private label household tissue products, is to target higher-end niche markets where our products successfully compete largely on the basis of superior quality and customer service. For example, we believe that our consumer tissue business produces some of the highest-quality private label consumer tissue products in the U.S. In addition, we believe that the premium coated papers produced at our mills in Minnesota rank among the highest-quality and that one of our premium brands, McCoy, is among the most well-recognized brands in the market today. We have significant market presence in both high-quality private label tissue, where, based on grocery store scan data, we believe that we have the largest share of the private label tissue market for grocery stores in the western U.S., and in high-quality printing papers, where we are one of the largest domestic suppliers by volume of Premium and No. 1 coated printing papers.

  . Product Diversity. As an integrated forest products company, we produce a wide range of paper and wood products. For 2000, the percentage of net sales for each of our segments, before eliminating intersegment sales, was 16% for the Resource segment, 26% for the Wood Products segment, 24% for the Printing Papers segment, and 34% for the Pulp and Paper segment. We believe that this diversity reduces the effect of cyclicality on our net sales as a whole because the demand and pricing for many of our products have tended to fluctuate at different points in the economic cycle. It has also resulted in a greater level of cash flow stability than if we were focused on a single product. This cash flow stability has been demonstrated by our relatively stable level of EBITDDA performance over the 1990s when our EBITDDA was between $216.1 and $267.0 million every year, with the exception of 1995 when EBITDDA was $356.6 million.

                         Summary of The Exchange Offer

   The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained in "The Exchange Offer" section of this prospectus.

The Exchange Offer............  We are offering to issue up to $250,000,000 aggregate principal amount of Exchange Notes in exchange for a like principal amount of Original Notes to satisfy our obligations under the exchange and registration rights agreement that we entered into when the Original Notes were sold in transactions exempt from registration under the Securities Act. We will issue the Exchange Notes on or promptly after the expiration date of the exchange offer.

Expiration Date; Tenders......  The exchange offer will expire at 5:00 p.m.,
                                New York City time, on February 6, 2002, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.

                                By tendering your Original Notes, you represent to us that:

                                   .  you are not our "affiliate," as defined
                                      in Rule 405 under the Securities Act;

                                   .  any Exchange Notes you receive in the
                                      exchange offer are being acquired by you in the ordinary course of your business,

                                   .  at the time of commencement of the
                                      exchange offer, neither you nor, to your knowledge, anyone receiving Exchange Notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the Exchange Notes in violation of the Securities Act;

                                   .  if you are not a participating broker-
                                      dealer, you are not engaged in, and do
                                      not intend to engage in, the
                                      distribution of the Exchange Notes, as
                                      defined in the Securities Act; and

                                   .  if you are a broker-dealer, you will
                                      receive the Exchange Notes for your own
                                      account in exchange for Original Notes
                                      that were acquired by you as a result of your market-making or other trading activities and you will deliver a prospectus in connection with any resale of the Exchange Notes you receive. For further information regarding resales of the Exchange Notes by participating broker-dealers, see the discussion below under the caption "Plan of
                                      Distribution."

Resale........................  We believe that the Exchange Notes may be offered for resale, resold and otherwise transferred by you (unless you are our "affiliate" within the meaning of Rule 405 under the Securities

                                Act) without compliance with the registration or prospectus delivery provisions of the Securities Act if:

                                   .  you are acquiring the Exchange Notes in
                                      the ordinary course of your business;
                                      and

                                   . you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in a distribution of the Exchange Notes.

                                Each participating broker-dealer that receives Exchange Notes for its own account under the exchange offer in exchange for Original Notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

                                Any holder of Original Notes who:

                                   .  is our affiliate;

                                   .  does not acquire Exchange Notes in the
                                      ordinary course of its business; or

                                   . exchanges Original Notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of Exchange Notes must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the Exchange Notes.

Conditions to Exchange
Offer.........................  The exchange offer is not subject to conditions other than that (1) it shall not violate applicable law or any applicable interpretation of the staff of the SEC and (2) no governmental authority has suspended or threatened to suspend the registration of the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of Original Notes being tendered for exchange.

Procedures for Tendering
Original Notes................  If you wish to tender your Original Notes for
                                Exchange Notes pursuant to the exchange offer, you must transmit to U.S. Bank Trust National Association, as exchange agent, on or before the expiration date, either:

                                   .  a properly completed and duly executed
                                      letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, together with your Original Notes and any other required documentation, to the exchange agent at its address listed in this prospectus and on the front cover of the letter of transmittal; or

                                   .  a computer-generated agent's message
                                      transmitted through The Depository Trust
                                      Company's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

                                If you cannot satisfy either of these
                                procedures on a timely basis, then you should comply with the guaranteed delivery procedures described below.

                                Do not send letters of transmittal and
                                certificates representing Original Notes to us.

Special Procedures for
Beneficial Owners.............  If you are a beneficial owner whose Original
                                Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Notes in the exchange offer you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must either (1) make appropriate arrangements to register ownership of the Original Notes in your name or (2) obtain a properly completed bond power from the registered holder, before completing and executing the letter of transmittal and delivering your Original Notes.

Guaranteed Delivery
Procedures....................  If you wish to tender your Original Notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your Original Notes according to the guaranteed delivery procedure described in this prospectus under "The Exchange Offer--Procedures for Tendering Original Notes--Guaranteed Delivery Procedures."

Acceptance of Original Notes
and Delivery of Exchange
Notes.........................  Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all Original Notes which are validly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.

Withdrawal Rights.............  You may withdraw the tender of your Original
                                Notes at any time before 5:00 p.m., New York
                                City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under "The Exchange Offer-- Withdrawal Rights."

Federal Income Tax
Consequences..................  The exchange of Notes will not be a taxable event for United States federal income tax purposes. For a discussion of the material federal income tax consequences relating to the exchange of Notes, see "Certain U.S. Federal Tax Considerations."

Exchange Agent................  U.S. Bank Trust National Association, the
                                trustee under the indenture governing the Original Notes, is serving as the exchange agent.

Consequences of Failure to
Exchange Notes................  If you do not exchange your Original Notes for
                                Exchange Notes, you will continue to be subject to the restrictions on transfer provided in the Original Notes and in the indenture governing the notes. In general, the Original Notes may not be offered or sold, unless registered pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the Original Notes under the Securities Act.


                                Because we anticipate that most holders of Original Notes will elect to exchange their Original Notes, we expect the liquidity of the markets, if any, for the Original Notes remaining outstanding after the completion of the exchange offer will be substantially limited.

Exchange and Registration
Rights Agreement..............  You are entitled to exchange your Original
                                Notes for Exchange Notes with substantially the identical terms. The exchange offer satisfies this right. After the exchange offer is completed and you have received, or had the opportunity to receive, Exchange Notes, you will no longer be entitled to any exchange or registration rights with respect to your Original Notes or to additional interest in respect of the notes.

                   Summary Description of The Exchange Notes

   The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained in "Description of the Exchange Notes" section of this prospectus.

Issuer........................  Potlatch Corporation.

Notes Offered.................  $250.0 million aggregate principal amount of
                                10.00% Senior Subordinated Notes due 2011 and registered under the Securities Act.

Maturity Date.................  July 15, 2011.

Interest Rate.................  10.00% per year.

Interest Payment Dates........  Interest will accrue from June 29, 2001 and will be payable semiannually on each January 15 and July 15, commencing January 15, 2002. The payment of interest on Exchange Notes will be in lieu of payment of any accrued but unpaid interest on Original Notes tendered for exchange.

Subsidiary Guarantors.........  The Exchange Notes will be guaranteed by certain of our subsidiaries that also guarantee our obligations under our bank credit facilities. Each subsidiary guarantor will provide a guarantee of the payment of principal, premium and interest on the Exchange Notes on a senior subordinated and unsecured basis. If we are unable to make payments on the Exchange Notes when they are due, our subsidiary guarantors are obligated to make them instead. Currently, less than 1% of our assets are held by our subsidiaries.

Ranking.......................  The Exchange Notes and the related guarantees are senior subordinated obligations of Potlatch and the guarantors. Accordingly they will rank:

                                   .  behind all of our and our guarantors'
                                      existing and future senior indebtedness;

                                   .  equally with all of our and our
                                      guarantors' existing and future
                                      unsecured senior subordinated
                                      obligations that do not expressly
                                      provide that they are subordinated to
                                      the Exchange Notes or the guarantees;
                                      and

                                   .  ahead of any of our and our guarantors'
                                      future debt that expressly provides that they are subordinated to the Exchange Notes or the guarantees.

                                As of September 30, 2001, the Exchange Notes and the guarantees would have been subordinated to approximately $901.1 million of senior indebtedness. As of September 30, 2001, we and our guarantors had no indebtedness equal or junior to the Exchange Notes or the guarantees, as the case may be.

Mandatory Sinking Fund........  None.

Optional Redemption...........  We may redeem some or all of the Exchange Notes at our option at any time on or after July 15, 2006, at the redemption prices listed in "Description of the Exchange Notes--Optional Redemption."

Change of Control.............  If we experience specific kinds of changes of control, holders of the Exchange Notes will have the right to require us to purchase their Exchange Notes, in whole or in part, at a price equal to 101% of the principal amount together with any accrued and unpaid interest to the date of purchase.

Basic Covenants of
Indenture.....................  The covenants contained in the indenture under which the Exchange Notes will be issued will, among other things, limit our ability and the ability of our restricted subsidiaries to:

                                   .  borrow money;

                                   .  pay dividends, redeem or repurchase our
                                      capital stock;

                                   .  make investments;

                                   .  sell assets;

                                   .  create restrictions on the payment of
                                      dividends or other amounts to us from
                                      our restricted subsidiaries;

                                   .  enter into transactions with affiliates;

                                   .  enter into sale and lease-back
                                      transactions;

                                   .  create liens; and

                                   .  consolidate, merge or sell all or
                                      substantially all of our assets.

                                In addition, the indenture will, among other things, require us to provide reports to holders of the Exchange Notes.

                                These covenants are subject to a number of important exceptions, limitations and qualifications which are described under "Description of the Exchange Notes."

Absence of Market for the
Exchange Notes................  The Exchange notes will be a new issue of securities for which currently there is no established trading market.

                                  Risk Factors

   You should carefully consider all of the information contained in this prospectus, including the discussion under the caption "Risk Factors" regarding specific risks involved in an investment in the Exchange Notes.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

   The summary consolidated financial data set forth below under the caption "Income Statement Data" for each of the years in the three-year period ended December 31, 2000 and the caption "Balance Sheet Data" as of December 31, 1999 and 2000 is derived from the consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, independent certified public accountants. The summary consolidated financial data set forth below under the caption "Balance Sheet Data" as of December 31, 1998, is derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated financial data set forth below under the caption "Income Statement Data" for each of the nine month periods ended September 30, 2000 and 2001, and the caption "Balance Sheet Data" as of September 30, 2001, is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data set forth below under the caption "Balance Sheet Data" as of September 30, 2000, is derived from our unaudited consolidated financial statements not included in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes related to those financial statements included elsewhere or incorporated by reference in this prospectus.

                                                                       Nine Months Ended
                               Year Ended December 31,                   September 30,
                           -------------------------------------     -------------------------
                              1998        1999           2000           2000           2001
                           ----------  ----------     ----------     ----------     ----------
                               (in thousands, except ratio data and net sales
                                               realizations)
Income Statement Data:
Net sales:
 Resource................  $  325,934  $  337,558     $  352,324     $  270,391     $  304,262
 Wood products...........     537,735     637,644        552,907        444,494        405,498
 Printing papers.........     435,428     454,734        503,376        382,567        361,180
 Pulp and paper..........     696,719     693,409        730,068        547,317        580,995
 Elimination of
  intersegment sales.....    (307,111)   (314,957)      (329,905)      (255,673)      (294,800)
                           ----------  ----------     ----------     ----------     ----------
Total net sales..........  $1,688,705  $1,808,388     $1,808,770     $1,389,096     $1,357,135
                           ----------  ----------     ----------     ----------     ----------
Operating earnings
 (loss)..................      99,207     111,993          8,849         17,928        (26,065)
Interest expense, net of
 capitalized interest....      49,744      45,442         59,438         43,637         57,377
Net earnings (loss)......      37,232      40,947 (a)    (33,214)(b)    (17,511)(c)    (47,748)(d)
Balance Sheet Data (at
 period end):
Cash and short-term
 investments.............  $   18,072  $   11,690     $   11,661     $   11,246     $  151,634 (e)
Total assets.............   2,377,306   2,446,500      2,542,445      2,483,269      2,646,589
Total debt...............     797,073     833,585        990,817        912,295      1,151,106
Total stockholders'
 equity..................     930,906     921,039        813,236        840,849        741,072
Other Financial Data:
EBITDDA(f):
 Resource................  $   94,750  $   93,541     $   88,189     $   66,237     $   54,751
 Wood products...........      32,651     111,858         27,934 (g)     40,815(g)       9,656
 Printing papers.........      55,822      28,183         53,918         37,764         21,911
 Pulp and paper..........     106,919      69,395         68,312         58,309         44,425 (h)
 Corporate...............     (40,657)    (40,731)       (21,246)(i)    (19,486)(j)    (26,202)
                           ----------  ----------     ----------     ----------     ----------
Total EBITDDA............  $  249,485  $  262,246     $  217,107     $  183,639     $  104,541
                           ----------  ----------     ----------     ----------     ----------
Depreciation,
 amortization and cost of
 fee timber harvested....  $  150,278  $  150,253     $  161,847     $  121,209     $  126,036
Capital expenditures.....     147,027     247,651        166,422        119,040         42,795
Ratio of earnings (loss)
 to fixed charges(k).....        1.9x        1.9x           0.1x           0.4x          (0.2x)
Adjusted ratio of
 earnings (loss) to fixed
 charges(l)..............        1.9x        1.9x           0.8x           1.3x          (0.2x)
Ratio of total adjusted
 debt to total EBITDDA...                                                                 7.6x (m)
Ratio of total EBITDDA to
 pro forma interest......                                                                 1.7x (n)

                               Year Ended      Nine Months Ended
                              December 31,       September 30,
                          -------------------- -----------------
                           1998   1999   2000    2000     2001
                          ------ ------ ------ -------- --------
                           (in thousands, except ratio data and
                                 net sales realizations)
Selected Production
 Statistics:
OSB (msf, 3/8" basis)...   1,077  1,101  1,096      838      849
Lumber (mbf)............     577    608    638      481      542
Plywood (msf, 3/8"
 basis).................     191    222    172      142      118
Particleboard (msf, 3/4"
 basis).................      69     70     69       52       53
Printing papers (tons)..     359    375    367      290      278
Paperboard (tons).......     620    596    593      440      460
Tissue (tons)...........     154    162    169      126      131
Pulp (tons).............     953    925  1,080      798      853
Net Sales
 Realizations(o):
OSB (per msf, 3/8"
 basis).................  $  159 $  205 $  172   $  186   $  135
Lumber (per mbf)........     402    433    380      393      370
Plywood (per msf, 3/8"
 basis).................     275    309    280      284      260
Particleboard (per msf,
 3/4" basis)............     209    245    239      252      199
Printing papers (per
 ton)...................   1,149  1,113  1,139    1,140    1,054
Bleached hardwood kraft
 pulp (per ton).........     --     --     480      479      328
Paperboard (per ton)....     659    610    687      690      656
Tissue (per ton)........   1,727  1,665  1,715    1,690    1,780
Bleached softwood kraft
 pulp (per ton).........     296    315    466      466      277

--------
(a) In 1999, net earnings (loss) includes an after-tax charge of $4.6 million for expenses related to the termination of efforts to form a timber real estate investment trust.
(b) In 2000, net earnings (loss) includes a $28.3 million after-tax charge to cover costs associated with a company-wide reduction and reorganization of our salaried workforce, and for costs associated with the closure of our Jaype, Idaho plywood mill.
(c) For the nine months ended September 30, 2000, net earnings (loss) includes a $15.9 million after-tax charge to cover costs associated with a company-wide reduction and reorganization of our salaried workforce and includes an $11.2 million after-tax charge associated with the closure of our Jaype, Idaho plywood mill.
(d) For the nine months ended September 30, 2001, net earnings (loss) includes a $2.8 million after-tax charge to cover costs associated with the workforce reduction plan at our pulp, paperboard and consumer products operations in Idaho.
(e) Includes $97.6 million of cash placed into an interest-bearing escrow account, the use of which is restricted to repayment of our $100 million 6.25% debentures, which mature on March 15, 2002.
(f) EBITDDA represents operating earnings (loss) before restructuring and other one-time charges, depreciation, depletion (which we refer to as cost of fee timber harvested) and amortization. Total EBITDDA includes corporate expenses as well as EBITDDA of each segment. We believe EBITDDA is a widely-accepted financial indicator used to analyze and compare companies on the basis of their ability to incur and service debt. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not indicative of operating earnings or cash flow from operations as determined under generally accepted accounting principles. Our definition of EBITDDA may not be comparable to that reported by other companies.
(g) For 2000 and the nine months ended September 30, 2000, EBITDDA excludes the $18.5 million pre-tax charge associated with the closure of our Jaype, Idaho plywood mill.
(h) For the nine months ended September 30, 2001, EBITDDA excludes the $4.6 million pre-tax charge associated with the workforce reduction plan at our pulp, paperboard and consumer products operations in Idaho.
(i) In 2000, EBITDDA excludes the $27.9 million pre-tax charge to cover costs associated with a company-wide reduction and reorganization of our salaried workforce.
(j) For the nine months ended September 30, 2000, EBITDDA excludes a $26.0 million pre-tax charge for the company-wide reduction and reorganization of our salaried workforce.

(k)    The ratio of earnings (loss) to fixed charges was calculated by dividing
       (1) earnings (loss) from continuing operations, before income taxes, plus fixed charges, less capitalized interest by (2) fixed charges, which consist of interest expense incurred, including amortization of debt expense and discount, and the portion of rental expense estimated to be representative of the interest factor. The ratio of earnings
       (loss) to fixed charges for the year ended December 31, 2000, and for the nine months ended September 30, 2000 and September 30, 2001 indicates less than one-to-one coverage. The dollar amount of the deficiency for those periods is $79.3 million, $31.3 million, and $58.4 million respectively.
(l) Adjusted ratio of earnings (loss) to fixed charges excludes restructuring and other one-time charges for all relevant periods. See footnotes (a), (b) and (c) above for a description of restructuring and other charges.
(m) Total adjusted debt reflects total debt as of September 30, 2001, after subtracting $97.6 million of cash placed into an interest-bearing escrow account, the use of which is restricted to repayment of our $100 million 6.25% debentures, which mature on March 15, 2002. Total EBITDDA is calculated for the twelve months ended September 30, 2001. Without subtracting the amount of the escrowed funds, the ratio of total debt to total EBITDDA is 8.3x.
(n) Pro forma interest reflects interest expense, net of interest income on pro forma cash, after giving effect to the sale of Original Notes and initial borrowings under our new bank credit facilities, as if they occurred at the beginning of the twelve months ended September 30, 2001. Interest expense includes capitalized interest. Total EBITDDA is calculated for the twelve months ended September 30, 2001. Without the benefit of interest income on escrowed funds, the ratio of total EBITDDA to pro forma interest is 1.5x.
(o) Net sales realizations for each product line are calculated by subtracting customer freight from net sales and then dividing the result by the relevant quantities of the product shipped for the period, a measurement we believe can be helpful in showing trends in the pricing of our products.

                                 RISK FACTORS

   You should carefully consider the risks described below, together with all of the other information set forth in this prospectus and the documents incorporated herein by reference, before you decide whether to participate in the exchange offer.

                Risks Related to Our Indebtedness and the Notes

Our substantial indebtedness could adversely affect our cash flow and prevent us from fulfilling our obligations, including the Notes.

   We have a significant amount of indebtedness. As of September 30, 2001, we had total senior indebtedness of $803.6 million, total indebtedness of $1,053.6 million, and a debt-to-stockholders' equity ratio of 1.4 to 1, in each case, after subtracting $97.6 million of cash in an interest-bearing escrow account, the use of which is restricted to repayment of our $100 million 6.25% Debentures due March 15, 2002. Our ratio of earnings-to-fixed charges, adjusted to exclude restructuring and other one-time charges, would have been 0.8x for the year ended December 31, 2000, (0.2x) for the nine months ended September 30, 2001 and 0.6x for the three months ended September 30, 2001. See "Capitalization."

   Our substantial indebtedness could have important consequences to you. For example, it could:

  . make it more difficult for us to satisfy our obligations with respect to the Notes;

  . increase our vulnerability to general adverse economic and industry conditions;

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and capital expenditures, and for other general corporate purposes;

  . limit our flexibility in planning for, or reacting to, changes in our business and the forest products industry, which may place us at a competitive disadvantage compared to our competitors that have less debt; and

  . limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further increase the risks associated with our substantial leverage.

   We may incur substantial additional indebtedness in the future. The terms of our credit agreement governing our bank credit facilities and the indenture governing the Notes will allow us and our subsidiaries to incur additional indebtedness subject to certain limitations and all of those borrowings would be senior to the Notes. If new debt is added to our current debt levels, or any debt is incurred by our subsidiaries, the related risks that we and they now face could increase. See "Description of Other Indebtedness--The Bank Credit Facilities."

To service our indebtedness, we must generate significant cash flows. Our ability to generate cash depends on many factors beyond our control.

   Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund planned capital expenditures, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

   Based on our current level of operations, we believe our cash flow from operations, working capital and available borrowings under our bank credit facilities will be adequate to meet our future liquidity needs for the next twelve months and for the foreseeable future. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our bank credit facilities in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other liquidity needs. We will need to refinance our bank credit facilities when they mature in three years in the case of our revolving credit facility and four years in the case of our term loan. We cannot assure you that we will be able to refinance any of our indebtedness, including our bank credit facilities and the Notes, on commercially reasonable terms or at all.

Your right to receive payments on the Notes is junior to our existing indebtedness and possibly all of our future borrowings. Further, the guarantees of the Notes are junior to all of the guarantors' existing indebtedness and possibly to all of their future borrowings.

   The Notes and the subsidiary guarantees rank behind all of our and the subsidiary guarantors' existing indebtedness (other than trade payables) and all of our and their future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the Notes and the guarantees. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of senior debt of our company and the guarantors will be entitled to be paid in full in cash before any payment may be made with respect to the Notes or the subsidiary guarantees.

   In addition, all payments on the Notes and the guarantees may be blocked in the event of a payment default on senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on senior debt.

   In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the Notes will participate with our trade creditors and ratably with all other holders of all of our and the guarantors' subordinated indebtedness in the assets remaining after we have paid all of the senior debt. However, because the indenture requires that amounts otherwise payable to holders of the Notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the Notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the subsidiary guarantors may not have sufficient funds to pay all of our creditors and holders of Notes may receive less, ratably, than the holders of senior debt.

Your ability to enforce the guarantees of the Notes may be limited.

   Although the Notes are obligations of Potlatch, they will be unconditionally guaranteed on an unsecured senior subordinated basis by certain of Potlatch's subsidiaries. The performance by each subsidiary guarantor of its obligations with respect to its guarantee may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or lawsuit by or on behalf of unpaid creditors of such subsidiary guarantor. Under these statutes, if a court were to find under relevant federal or state fraudulent conveyance statutes that a subsidiary guarantor did not receive fair consideration or reasonably equivalent value for incurring its guarantee of the Notes, and that, at the time of such incurrence, the subsidiary guarantor: (i) was insolvent; (ii) was rendered insolvent by reason of such incurrence or grant;
(iii) was engaged in a business or transaction of which the assets remaining with such subsidiary guarantor constituted unreasonably small capital; or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, then the court, subject to applicable statutes of limitation, could void the subsidiary guarantor's obligations under its guarantee, recover payments made under the guarantee, subordinate the guarantee to other indebtedness of the subsidiary guarantor or take other action detrimental to the holders of the Notes.

   The measure of insolvency for these purposes will depend upon the governing law of the relevant jurisdiction. Generally, however, a company will be considered insolvent for these purposes if the sum of that company's debts is greater than the fair value of all of that company's property or if the present fair salable value of that company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and mature or if a company is not able to pay its debts as they become due. Moreover, regardless of solvency, a court could avoid an incurrence of indebtedness, including the guarantees, if it determined that such transaction was made with the intent to hinder, delay or defraud creditors. In addition, a court could subordinate the indebtedness, including the guarantees, to the claims of all existing and future creditors on similar grounds. The guarantees could also be subject to the claim that, since the guarantees were incurred for the benefit of Potlatch (and only indirectly for the benefit of the subsidiary guarantors), the obligations of the subsidiary guarantors under the guarantees were incurred for less than reasonably equivalent value or fair consideration.

   There can be no assurance as to what standard a court would apply in order to determine whether a subsidiary guarantor was "insolvent" upon the sale of the Notes or that, regardless of the method of valuation, a court would not determine that the subsidiary guarantor was insolvent upon consummation of the sale of the Notes.

The indenture for the Notes and the credit agreement governing our bank credit facilities contain various covenants that limit our discretion in the operation of our business.

   The indenture governing the Notes and the credit agreement governing our bank credit facilities contain various provisions that limit our discretion in the operation of our business by restricting our ability to:

  .  incur additional debt and issue preferred stock;

  .  pay dividends and make other distributions;

  .  make investments and other restricted payments;

  .  redeem or repurchase our capital stock;

  .  enter into sale and lease-back transactions;

  .  consolidate or merge;

  .  create liens;

  .  sell assets; and

  .  enter into certain transactions with our affiliates.

   These restrictions on our ability to operate our business in our discretion could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

   In addition, our bank credit facilities require that we maintain specific financial maintenance covenants, including covenants establishing a maximum funded indebtedness to capitalization ratio, a minimum consolidated net worth requirement and a minimum fixed charge coverage ratio. Events beyond our control could affect our ability to meet those financial tests, and we cannot assure you that we will meet them.

   If we default under any financing agreements, our lenders could:

  . elect to declare all amounts borrowed to be immediately due and payable, together with accrued and unpaid interest;

  . terminate their commitments, if any, to make further extensions of credit; and

  .  become secured to the extent of all of our assets.

   If we are unable to pay our obligations to our senior secured lenders, they could proceed against any or all of the collateral securing our indebtedness to them. The collateral under our bank credit facilities consists of approximately 130,000 acres of our timberlands, all of our accounts receivable and inventory and stock in certain of our subsidiaries. In addition, a breach of the restrictions or covenants contained in our bank credit facilities or an acceleration by our senior secured lenders of our obligations to them would allow the lenders under our bank credit facilities to take security in all of our assets and would cause a default under the Notes. We may not have, or be able to obtain, sufficient funds to repay the Notes in full upon acceleration after we pay our senior secured lenders to the extent of their collateral. See "Description of Other Indebtedness" and "Description of the Exchange Notes."

If an active trading market does not develop for the Notes you may not be able to resell.

   There is currently no established market for the Notes. The initial purchasers of the Original Notes are not obligated to make a market for the Notes and may cease their market-making at any time. In addition, the liquidity of the trading market in the Notes, and the market price quoted for the Notes, may be adversely affected by changes in the overall market for fixed income securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the Notes. If no active trading market develops, you may not be able to resell your Notes at their fair market value or at all.

                         Risks Related to Our Business

Cyclical industry conditions have and may continue to adversely affect our results of operations and financial condition.

   Our operating results reflect the general cyclical pattern of the forest products industry. All of our pulp-based products, other than tissue products, are globally-traded commodity products. In addition, our wood products are subject to competition from manufacturers in North and South America. Historical prices for our products have been volatile, and we, like other participants in the forest products industry, have limited direct influence over the timing and extent of price changes for our products. Product pricing is significantly affected by the relationship between supply and demand in the forest products industry. Product supply is influenced primarily by fluctuations in available manufacturing capacity. Demand is affected by the state of the economy in general and a variety of other factors. The demand for our timber resources and wood products is primarily affected by the level of new residential construction activity and, to a lesser extent, home repair and remodeling activity, which are subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions and other factors. The demand for most of our printing papers and pulp and paper products is primarily affected by the state of the global economy, in general, and, in particular, the economies in North America and East Asia. A prolonged and severe weakness in the markets for one or more of our principal products could seriously harm our results of operations and financial condition and could affect our ability to satisfy working capital requirements and our obligations under various debt instruments, including the Notes.

Intense competition in the forest products industry could prevent us from increasing or sustaining our net sales and from regaining or sustaining profitability.

   The markets for our products are highly competitive, and companies that have substantially greater financial resources than we do compete with us in each market. Our competitors are located worldwide and variations in exchange rates between the U.S. dollar and other currencies, particularly the Euro, significantly affect our competitive position compared to our international competitors. We believe that the strength of the U.S. dollar relative to the Euro has resulted in significantly increased competition from European companies, particularly in our coated papers business. In addition, our industry is capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover variable costs. These conditions have contributed to substantial price competition, particularly during periods of reduced demand. Some of our competitors are currently lower-cost producers in some of the businesses in which we operate, particularly in our pulp-based business, and accordingly these competitors may be less adversely affected than we are by price declines.

High energy costs could seriously harm our results of operations.

   Energy has become one of our most significant operating expenses as a result of rapid and substantial price increases which commenced in late 2000 and continued in the first half of 2001, before moderating in the third quarter. We use energy to generate steam used in the paper manufacturing process and to operate our other machinery. Our energy expenses were $38.9 million greater in the nine months ended September 30, 2001, than in the same period of 2000. Market conditions prevent us from passing these higher costs on to our customers through price increases and accordingly, energy costs were a significant factor contributing to our net loss of $47.7 million during the nine months ended September 30, 2001. Our facilities in Idaho have been the most adversely affected by the increased cost of energy as a result of comparatively greater energy price increases in the northwestern U.S. In recent months, we have reduced our exposure to the volatile spot market for electricity primarily by increasing our internal production of electricity. This contributed significantly to a reduction in our energy costs in the three months ending September 30, 2001, which were $29.5 million, as compared to $35.8 million in the second quarter and $53.5 million in the first quarter of 2001. Our energy costs for the third quarter of 2001 were comparable to 2000's third quarter. During the first half of 2001, we entered into forward contracts for the purchase of natural gas to reduce our exposure to volatile natural gas prices. Changes in the value of those contracts are recorded as an asset or liability as of the end of each reporting period and the corresponding gain or loss is recognized in our statements of earnings. For the quarter ended September 30, 2001, we adjusted our liability and recorded expense in the amount of $.2 million related to these contracts, which is included in the $29.5 million of energy costs for the three months ended September 30, 2001. Our energy costs in future periods will depend principally on our ability to continue to produce internally a substantial portion of our electricity needs and on changes in market prices for natural gas.

Our results of operations may be harmed by increases in wood fiber costs.

   The percentage of our wood fiber requirements obtained from our timberlands will fluctuate based on a variety of factors, including changes in our timber harvest levels and changes in our manufacturing capacity. Our timberlands provided approximately 55% of log requirements for our sawmill and plywood manufacturing facilities in 2000 and an average of approximately 67% over the past five calendar years. Including the wood fiber used for pulp, oriented strand board, and particleboard, the percentages our timberlands supplied to our manufacturing facilities were approximately 30% in 2000 and an average of approximately 41% over the past five calendar years. The cost of various types of wood fiber that we purchase in the market has at times fluctuated greatly because of economic or industry conditions. Selling prices of our products have not always increased in response to wood fiber price increases. On occasion, our results of operations have been and may in the future be seriously harmed if we are unable to pass wood fiber price increases through to our customers.

We are subject to significant environmental regulation and environmental compliance expenditures.

   Our businesses are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid and hazardous waste management, site remediation, forestry operations and endangered species. Compliance with these laws and regulations is a significant factor in our business. We, as well as some of our competitors, particularly those with facilities located in the U.S., are expected to and will continue to incur significant capital and operating expenditures to maintain compliance with applicable environmental laws and regulations. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions. As an owner and operator of real estate, we may be liable under environmental laws for cleanup and other costs and damages, including tort liability, resulting from past or present spills or releases of hazardous or toxic substances on or from our properties. Liability under these laws may be imposed without regard to whether we knew of, or were responsible for, the presence of such substances on our property, and, in some cases, may not be limited to the value of the property.

   We believe that our facilities are currently in substantial compliance with applicable environmental laws and regulations. We cannot assure you, however, that situations which will give rise to material environmental liabilities will not be discovered or that the enactment of new environmental laws or regulations or changes in existing laws or regulations will not require significant expenditures by us. There can be no assurance that internally generated funds or other sources of liquidity and capital will be sufficient to fund unforeseen environmental liabilities or expenditures. See "Business-- Environmental Laws."

We do not maintain insurance for losses to our standing timber from natural disasters or other causes.

   The volume and value of timber that can be harvested from our lands may be limited by natural disasters such as fire, insect infestation, disease, ice storms, wind storms, flooding and other weather conditions and other causes. As is typical in the industry, we do not maintain insurance for any loss to our standing timber from natural disasters or other causes.

Our business and financial performance may be harmed by future labor disruptions.

   Approximately 3,800 employees, or 60% of our workforce, are unionized. As a result, there is a risk of work stoppage due to strikes or walkouts. During 2002, a total of three agreements, covering approximately 1,400 employees, will expire. Any significant work stoppage as a result of failure to successfully negotiate new collective bargaining agreements could have a material adverse effect on our business, financial condition and results of operations.

Our facilities are highly capital intensive and we may not be able to obtain financing to fund necessary capital expenditures.

   Our business is highly capital intensive. Although we have invested significantly in the past and believe that our capital expenditures will be less than in prior periods for the foreseeable future, capital expenditures for expansion or replacement of existing equipment or to comply with environmental laws may require substantial expenditures. We currently anticipate our available cash resources, cash anticipated to be generated from operations and borrowings available from our bank credit facilities will be sufficient to fund our operating needs and capital expenditures for at least the next year. At some point in the future, however, we may be required to obtain additional financing to fund capital expenditures. If additional funds are obtained through bank credit facilities or the issuance of debt securities, the holder of this new indebtedness may have rights senior to the rights of the holders of the Notes. In addition, if we need to obtain additional funds, we may not be able to do so on terms favorable to us, or at all. If any such financing is not available when required or is not available on acceptable terms, we may not be able to fund necessary capital expenditures which may have a material adverse effect on our business, financial condition and results of operations.

                      Risks Related to the Exchange Offer

You must follow certain procedures to tender your Original Notes.

   The Exchange Notes will be issued in exchange for Original Notes only after timely receipt by the exchange agent of the Original Notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you desire to tender your Original Notes in exchange for the Exchange Notes, you should allow sufficient time to ensure timely delivery. Your failure to follow these procedures may result in delay in receiving Exchange Notes on a timely basis or in your loss of the right to receive Exchange Notes. Neither we nor the exchange agent is under any duty to give notification of defects or irregularities with respect to tenders of Original Notes for exchange. If you tender Original Notes in the exchange offer for the purpose of participating in a distribution of the Exchange Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-making activities or any other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. See "Plan of Distribution."

If you do not exchange your Original Notes for Exchange Notes, your Original Notes will continue to have restrictions on transfer.

   If you do not exchange your Original Notes for Exchange Notes in the exchange offer, or if your Original Notes are tendered but not accepted, your Original Notes will continue to have restrictions on transfer, but will no longer have the exchange and registration rights and liquidated damages relating to the Original Notes. In general, you may offer or sell any Original Notes only if the Original Notes are registered under the Securities Act and applicable state laws, or resold under an exemption from these laws. We do not intend to register the Original Notes under the Securities Act, other than in the limited circumstances described in the exchange and registration rights agreement.

The issuance of the Exchange Notes may adversely affect the market for Original Notes.

   If Original Notes are tendered for exchange, the trading market for untendered and tendered but unaccepted Original Notes could be adversely affected.

You may find it difficult to sell your Exchange Notes because no public trading market for the Exchange Notes exists.

   The Exchange Notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market. We do not intend to list the Exchange Notes on any national securities exchange. In addition, the Exchange Notes will not be eligible for trading in The Portal Market. If the Exchange Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects. Accordingly,

  .  a market for the Exchange Notes may not develop;

  .  you may not be able to sell your Exchange Notes; and

  .  you may not be able to sell your Exchange Notes at any particular price.

                                EXCHANGE OFFER

Purpose of the Exchange Offer

   We sold $250,000,000 aggregate principal amount of our 10.00% Notes due July 15, 2011 in transactions exempt from registration under the Securities Act on June 29, 2001. In connection with the sale, we entered into an exchange and registration rights agreement on June 29, 2001 with Goldman, Sachs & Co., Banc of America Securities, LLC, Scotia Capital (USA) Inc., Wachovia Securities, Inc. and Wells Fargo Brokerage Services, LLC, the initial purchasers of these notes, for the benefit of the holders from time to time (including the initial purchasers) of the original 10.00% Notes due July 15, 2011 (the "Original Notes"). In the exchange and registration rights agreement, we agreed, for the benefit of the holders of the Original Notes, to file with the SEC a registration statement with respect to an issue of notes identical in all material respects to the Original Notes (the "Exchange Notes"), except that the Exchange Notes will not be subject to transfer restrictions, and will not have registration rights or accrue additional interest as liquidated damages. We agreed to use our best efforts to cause that registration statement to be declared effective under the Securities Act within 210 calendar days after June 29, 2001. We have filed the registration statement of which this prospectus is a part for the purpose of fulfilling our obligations under the exchange and registration rights agreement. We have filed a copy of the exchange and registration rights agreement as an exhibit to the registration statement of which this prospectus is a part.

   Promptly after the registration statement of which this prospectus is a part is declared effective, we are offering to holders of Original Notes the opportunity to exchange all their Original Notes for Exchange Notes. We will keep the exchange offer open for at least 30 calendar days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the Original Notes. For any Original Notes validly tendered to us pursuant to the exchange offer, the holder of such Original Notes will receive Exchange Notes which have a principal amount, interest rate, maturity date and other terms substantially identical to the principal amount, interest rate, maturity date and other terms of the tendered Original Notes.

   Each holder of the Original Notes who wishes to exchange Original Notes for Exchange Notes in the exchange offer will be required to represent that (1) it is not an affiliate of Potlatch within the meaning of the Securities Act, (2) the Exchange Notes to be received by it were acquired in the ordinary course of its business and (3) at the time of the exchange offer, it has not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes within the meaning of the Securities Act. In addition, in connection with any resales of Exchange Notes, any broker who acquired the Original Notes for its own account as a result of market-making or other trading activities (a "Participating Broker-Dealer") must deliver a prospectus meeting the requirements of the Securities Act. We believe, based on positions taken by the SEC's staff in interpretive letters to third parties, that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of unsold allotments from the original sale of the Original Notes) with this prospectus. Under the exchange and registration rights agreement, we are required to allow Participating Broker-Dealers to use this prospectus in connection with the resale of the Exchange Notes for a period of 180 days starting on the Expiration Date and ending on the close of business 180 days after the Expiration Date.

   If, (1) on or prior to the time the Exchange Offer is completed existing interpretations of the staff of the SEC are changed such that the debt securities or related guarantees received by holders in the Exchange Offer for Original Notes are not or would not, upon receipt, be transferable by each such holder without restriction under the Securities Act (other than due solely to the status of such holder as an affiliate of Potlatch within the meaning of the Securities Act or as a broker-dealer), (2) the exchange offer is not consummated within 240 days of June 29, 2001, or (3) the Exchange Offer is not available to any holder of Original Notes, then in each case, we will promptly notify the holders in writing and at our sole expense:

  . file under the Securities Act, on or prior to the later of (i) the 30th day after the time such obligation to file arises and (ii) the 150th day after the Closing Date, a shelf registration statement covering resales of the applicable Original Notes (the "Shelf Registration Statement");

  . use our best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act no later than 90 days after the Shelf Registration Statement is filed; and

  . use our best efforts to keep effective the Shelf Registration Statement until the earlier of two years (or, if Rule 144(k) is amended to provide a shorter restrictive period, such shorter period) after June 29, 2001 or such time as there are no longer any Registrable Securities outstanding.

   We will, in the event that a Shelf Registration Statement is filed, provide to each applicable holder copies of the prospectus that is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Original Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Original Notes. A holder that sells Original Notes pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the exchange and registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations). If we fail to comply with certain provisions of the exchange and registration rights agreement, in each case as described below, then liquidated damages shall become payable in respect of the Original Notes.

Terms of the Exchange Offer

   We are offering to exchange up to $250,000,000 total principal amount of Original Notes for a like total principal amount of Exchange Notes. The Original Notes must be tendered properly and not withdrawn on or before the Expiration Date, which is 5:00 p.m. New York City time on February 6, 2002, unless we extend the exchange offer, in which case the Expiration Date will be the date to which we have extended the exchange offer. In exchange for Original Notes properly tendered and accepted, we will issue a like total principal amount of up to $250,000,000 in Exchange Notes.

   The exchange offer is not conditioned upon holders tendering a minimum principal amount of Original Notes. As of the date of this prospectus, $250,000,000 aggregate principal amount of Original Notes is outstanding.

   Holders of the Original Notes do not have any appraisal or dissenters' rights in the exchange offer. If holders do not tender Original Notes or tender Original Notes that we do not accept, those Original Notes will remain outstanding. Any Original Notes will be entitled to the benefits of the Indenture, but will not be entitled to any further registration rights under the exchange and registration rights agreement or liquidated damages in the form of additional interest on the Original Notes, except under limited circumstances.

   After the Expiration Date, we will return to the holder any tendered Original Notes that we did not accept for exchange due to, among other things, an invalid tender.

   Holders exchanging Original Notes will not have to pay brokerage commissions or fees or transfer taxes if they follow the instructions in the letter of transmittal, which describes the procedure for submitting Original Notes pursuant to the exchange offer (the "Letter of Transmittal"). We will pay our own expenses incurred in connection with the performance of our obligations, other than certain taxes described below, in the exchange offer. See "--Fees and Expenses" for further information regarding fees and expenses.

   Neither we nor our board of directors recommends that you tender or not tender Original Notes in the exchange offer. In addition, we have not authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if so, the aggregate amount of Original Notes to tender.

   We have the right, in accordance with applicable law, at any time:

  .  to delay the acceptance of the Original Notes;

  . to terminate the exchange offer if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied;

  . to extend the Expiration Date of the exchange offer and keep all Original Notes tendered other than those Original Notes properly withdrawn; and

  .  to waive any condition or amend the terms of the exchange offer.

   If we materially change the exchange offer, or if we waive a material condition of the exchange offer, we will promptly distribute a prospectus supplement to the holders of the Original Notes disclosing the change or waiver. We also will extend the exchange offer as required by Rule 14e-1 under the Securities Exchange Act of 1934, as amended.

   If we exercise any of the rights listed above, we will promptly give oral or written notice of the action to U.S. Bank Trust National Association (the "Exchange Agent") and will issue a release to an appropriate news agency. In the case of an extension, an announcement will be made no later than 9:00 am., New York City time, on the next business day after the previously scheduled Expiration Date.

Acceptance for Exchange and Issuance of Exchange Notes

   We will issue Exchange Notes to the Exchange Agent for Original Notes tendered and accepted and not withdrawn promptly after the Expiration Date. The Exchange Agent might not deliver the Exchange Notes to all tendering holders at the same time. The timing of delivery depends upon when the Exchange Agent receives and processes the required documents.

   We will be deemed to have exchanged Original Notes validly tendered and not withdrawn when we give oral or written notice to the Exchange Agent of their acceptance. The Exchange Agent is an agent for us for receiving tenders of Original Notes, Letters of Transmittal and related documents. The Exchange Agent is also an agent for tendering holders for receiving Original Notes, Letters of Transmittal and related documents and transmitting Exchange Notes to validly tendering holders. If, for any reason, we (1) delay the acceptance or exchange of any Original Notes, (2) extend the exchange offer or (3) are unable to accept or exchange Original Notes, then the Exchange Agent may, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered notes. Original Notes retained by the Exchange Agent may not be withdrawn, except according to the withdrawal procedures outlined in the section entitled "--Withdrawal Rights" below.

   In tendering Original Notes, you must represent and warrant in the Letter of Transmittal or in an Agent's Message (described below) that (1) you have full power and authority to tender, exchange, sell, assign and transfer Original Notes, (2) we will acquire good and unencumbered title to the tendered Original Notes, free and clear of all liens, restrictions, charges and other encumbrances, and (3) the Original Notes tendered for exchange are not subject to any adverse claims or proxies. You also must warrant and agree that you will, upon request, execute and deliver any additional documents we or the Exchange Agent request to complete the exchange, sale, assignment and transfer of the Original Notes and that you will comply with your obligations under the exchange and registration rights agreement.

Procedures for Tendering Original Notes

 Valid Tender

   You may tender your Original Notes by book-entry transfer or, if you hold certificated securities, by other means, as described below. For book-entry transfer, you must deliver to the Exchange Agent either (1) a completed and signed Letter of Transmittal or (2) an Agent's Message. An "Agent's Message" means a message, transmitted by The Depository Trust Company, New York, New York ("DTC"), to and received by the Exchange Agent and forming a part of a book-entry confirmation (a confirmation of a book-entry transfer of Original Notes into the Exchange Agent's account at DTC), which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that it has received and agrees to be bound by the Letter of Transmittal and that we may enforce the Letter of Transmittal against the tendering participant. You must deliver your Letter of Transmittal by mail, facsimile, hand delivery or overnight carrier, or the Agent's

Message, to the Exchange Agent on or before the Expiration Date. In addition, to complete a book-entry transfer, you must also either (1) have DTC transfer the Original Notes into the Exchange Agent's account at DTC using the automated tender offer program procedures for transfer, and obtain a confirmation of such a transfer or (2) follow the guaranteed delivery procedures described below under "--Guaranteed Delivery Procedures."

   If you tender less than all of your Original Notes, you should fill in the principal amount of notes tendered in the appropriate box on the Letter of Transmittal. If you do not indicate the amount tendered in the appropriate box, we will assume you are tendering all Original Notes that you hold.

   For tendering your Original Notes other than by book-entry transfer, you must deliver a completed and signed Letter of Transmittal to the Exchange Agent. Again, you must deliver the Letter of Transmittal by mail, facsimile, hand delivery or overnight carrier to the Exchange Agent on or before the Expiration Date. In addition, to complete a valid tender you must either (1) deliver your Original Notes to the Exchange Agent on or before the Expiration Date, or (2) follow the guaranteed delivery procedures set forth below under "--Guaranteed Delivery Procedures."

   Delivery of required documents by whatever method you choose is at your sole risk. Delivery is complete when the Exchange Agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the Exchange Agent. If delivery is by mail, then registered mail, return receipt requested, properly insured, or an overnight delivery service is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

 Signature Guarantees

   You do not need to endorse certificates for the Original Notes or provide signature guarantees on the Letter of Transmittal unless (1) someone other than the registered holder tenders the certificate or (2) you complete the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the Letter of Transmittal. In the case of (1) or (2) above, you must sign your Original Notes or provide a properly executed bond power, with the signature on the bond power and on the Letter of Transmittal guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution." Eligible guarantor institutions include:

  .  a bank;

  . a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

  .  a credit union;

  . a national securities exchange, registered securities association or clearing agency; or

  . a savings association that is a participant in a securities transfer association.

 Guaranteed Delivery Procedures

   If you want to tender your Original Notes in the exchange offer and (1) the certificates for the Original Notes are not immediately available or all required documents are unlikely to reach the Exchange Agent on or before the Expiration Date or (2) a book-entry transfer cannot be completed in time, you may tender your Original Notes if you comply with the following guaranteed delivery procedures:

  .  the tender is made by or through an eligible guarantor institution;

  . you deliver a properly completed and signed Notice of Guaranteed Delivery in the form provided with the Letter of Transmittal to the Exchange Agent on or before the Expiration Date; and

  . you deliver the certificates or a confirmation of book-entry transfer and a properly completed and signed Letter of Transmittal to the Exchange Agent within three New York Stock Exchange trading days after you execute the Notice of Guaranteed Delivery.

   You may deliver the Notice of Guaranteed Delivery by hand, facsimile or mail to the Exchange Agent, and you must include a guarantee by an eligible guarantor institution in the form described in the notice.

   Our acceptance of properly tendered Original Notes is a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.

 Determination of Validity

   We will resolve all questions regarding the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Original Notes. Our resolution of these questions as well as our interpretation of the terms and conditions of the exchange offer (including the Letter of Transmittal) is final and binding on all parties. A tender of Original Notes is invalid until all irregularities have been cured or waived. Neither we, any of our affiliates or assigns, the Exchange Agent nor any other person is under any obligation to give notice of any irregularities in tenders nor will we or they be liable for failing to give any such notice. We reserve the absolute right, in our sole and absolute discretion, to reject any tenders determined to be in improper form or unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any condition or irregularity in the tender of Original Notes by any holder. We need not waive similar conditions or irregularities in the case of other holders.

   If any Letter of Transmittal, endorsement, bond power, power of attorney, or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate that capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of his or her authority to so act.

   A beneficial owner of an Original Note that is held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian should contact that entity promptly if the holder wants to participate in the exchange offer.

Resales of Exchange Notes

   We are exchanging the Original Notes for Exchange Notes based upon the position of the staff of the SEC set forth in interpretive letters to third parties in other similar transactions. We will not seek our own interpretive letter. As a result, we cannot assure you that the staff will take the same position on this exchange offer as it did in interpretive letters to other parties. Based on the staff's letters to other parties, we believe that holders of Exchange Notes, other than broker-dealers, can offer the Exchange Notes for resale, resell and otherwise transfer the Exchange Notes without delivering a prospectus to prospective purchasers, other than as described below.

   Any holder of Original Notes who is our "affiliate" within the meaning of the Securities Act or who intends to distribute Exchange Notes, or any broker-dealer who purchased Original Notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act:

  . cannot rely on the staff's interpretations in the above-mentioned interpretive letters;

  .  cannot tender Original Notes in the exchange offer; and

  . must comply with the registration and prospectus delivery requirements of the Securities Act to transfer the Original Notes, unless the sale is exempt.

   Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

   If you want to exchange your Original Notes, you will be required to affirm that

  .  you are not our "affiliate" within the meaning of the Securities Act;

  . you are acquiring the Exchange Notes in the ordinary course of your business;

  . you have no arrangement or understanding with any person to participate in a distribution of the Exchange Notes within the meaning of the Securities Act; and

  . you are not and have not engaged in, and do not intend to engage in, a distribution of the Exchange Notes within the meaning of the Securities Act.

   In addition, we may require you to provide information regarding the number of "beneficial owners" (within the meaning of Rule 13d-3 under the Exchange
Act) of the Original Notes.

   Each broker-dealer that receives Exchange Notes for its own account must acknowledge that it acquired the Original Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes. By making this acknowledgment and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" under the Securities Act. Based on the position taken by the SEC's staff in certain interpretive letters to third parties, we believe that broker-dealers who acquired Original Notes for their own accounts as a result of market-making activities or other trading activities may fulfill their prospectus delivery requirements with respect to the Exchange Notes with a prospectus meeting the requirements of the Securities Act. Accordingly, we believe that a broker-dealer may use this prospectus to satisfy such requirements. We have agreed that, starting on the Expiration Date and ending on the close of business on the 180th day following the Expiration Date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution" for further information. A broker-dealer intending to use this prospectus in the resale of Exchange Notes must notify us, on or prior to the Expiration Date, that it is a Participating Broker-Dealer (as defined above under the heading "Exchange Offer--Purpose of the Exchange Offer"). This notice may be given in the Letter of Transmittal or may be delivered to the Exchange Agent. Any Participating Broker-Dealer who is our "affiliate" within the meaning of the Securities Act may not rely on the staff's interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act when reselling Exchange Notes.

   We agree to advise you of:

  . any SEC request for amendments or supplements to the registration statement or this prospectus or for additional information;

  . the SEC's issuance of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose; and

  . our receipt of any notification with respect to the suspension of the qualification of the Exchange Notes in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

   Upon the occurrence of any of these events, we agree to notify you, if applicable, to suspend use of this prospectus and we will prepare, as soon as practicable, a post-effective amendment to the registration statement or an amendment or supplement to this prospectus or file any other required document so that, as subsequently delivered to purchasers of the Exchange Notes, this prospectus will not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements in this prospectus, in the light of the circumstances under which they were made, not misleading. You agree that you shall suspend use of this prospectus until we have amended or supplemented the prospectus so that it does not contain any such untrue statement or omission.

Withdrawal Rights

   You can withdraw tenders of Original Notes at any time on or before the Expiration Date.

   For a withdrawal to be effective, you must deliver a written or facsimile transmission of a notice of withdrawal to the Exchange Agent on or before the Expiration Date. The notice of withdrawal must specify the name of the person tendering the Original Notes to be withdrawn, the total principal amount of Original Notes withdrawn, and the name of the registered holder of the Original Notes if different from the person tendering the Original Notes. If you delivered Original Notes to the Exchange Agent, you must submit the serial numbers of the Original Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, except in the case of Original Notes tendered for the account of an eligible guarantor institution. If you tendered Original Notes as a book-entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Original Notes and you must deliver the notice of withdrawal to the Exchange Agent by written or facsimile transmission. You may not rescind withdrawals of your tender of notes. Original Notes properly withdrawn may again be tendered at any time on or before the Expiration Date.

   We will determine all questions regarding the validity, form and eligibility of withdrawal notices. Our determination will be final and binding on all parties. Neither we, any of our affiliates or assigns, the Exchange Agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will we or they be liable for failing to give any such notice. Withdrawn Original Notes will be returned to the holder after withdrawal.

Interest on Exchange Notes

   The Exchange Notes will bear interest at a rate of 10.00% per annum from June 29, 2001, payable semi-annually, on July 15 and January 15 of each year, commencing January 15, 2002, to the person in whose names the Exchange Notes are registered at the close of business on July 1 and January 1, as the case may be, next preceding such interest payment date. Holders of Exchange Notes will receive interest on January 15, 2002 from the date of initial issuance of the Exchange Notes, plus an amount equal to the accrued, but unpaid, interest on the Original Notes. Interest on the Original Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

Conditions to the Exchange Offer

   If we reasonably believe that:

  . the staff of the SEC no longer allows the Exchange Notes to be offered for resale, resold and otherwise transferred by certain holders without compliance with the registration and prospectus delivery provisions of the Securities Act; or

  . a governmental body passes any law, statute, rule or regulation which, in our opinion, prohibits or prevents the exchange offer, or

  . the SEC or any state securities authority issues a stop order suspending the effectiveness of the registration statement or initiates or threatens to initiate a proceeding to suspend the effectiveness of the registration statement; or

  . we are unable to obtain any governmental approval that we believe is necessary to complete the exchange offer,

then we may (1) terminate the exchange offer, whether or not any Original Notes have been accepted for exchange, (2) waive any condition to the exchange offer or (3) amend the terms of the exchange offer in any respect. Our failure at any time to exercise any of the foregoing rights will not waive such rights, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. Notwithstanding the foregoing, we do not intend to terminate the exchange offer if none of the foregoing conditions has occurred.

Exchange Agent

   We appointed U.S. Bank Trust National Association as Exchange Agent for the exchange offer. Holders should direct questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery to the Exchange Agent addressed as follows:

              By Mail:                   By Overnight Courier or Hand:     By Facsimile:

U.S. Bank Trust National Association  U.S. Bank Trust National Association (651) 244-8161
      Corporate Trust Services               180 East Fifth Street
           P.O. Box 64111                      St. Paul, MN 55101
      St. Paul, MN 55164-0111            Attention: Specialized Finance       Confirm:
                                                    Services
                                            Mail Station: STPFT 0414       (651) 244-1537

Fees and Expenses

   We will pay the Exchange Agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses in forwarding copies of this prospectus and related documents to holders of Original Notes, and in handling or forwarding tenders for exchange.

   We will pay the transfer taxes for the exchange of the Original Notes in the exchange offer. If, however, Exchange Notes are delivered to or issued in the name of a person other than the registered holder, or if a transfer tax is imposed for any reason other than for the exchange of Original Notes in the exchange offer, then the tendering holder will pay the transfer taxes. If a tendering holder does not submit satisfactory evidence of payment of taxes or exemption from taxes with the Letter of Transmittal, the taxes will be billed directly to the tendering holder.

   We will not make any payment to brokers, dealers or other persons soliciting acceptances in the exchange offer.

Accounting Treatment

   We will record the Exchange Notes at the same carrying value as the Original Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We intend to amortize the expenses of the exchange offer and issuance of the Original Notes over the term of the Exchange Notes.

Consequences of Failure to Exchange

   If you do not exchange your Original Notes for Exchange Notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of the Original Notes as described in the legend on those notes, but you will not continue to have the registration rights and liquidated damages relating to the Original Notes. In general, Original Notes may be offered or sold only if registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the Original Notes under the Securities Act.

   Because we anticipate that most holders of Original Notes will elect to exchange their notes for Exchange Notes, we expect the liquidity of the market, if any, for the Original Notes remaining outstanding after the completion of the exchange offer will be substantially limited.

                                USE OF PROCEEDS

   This exchange offer is intended to satisfy certain of our obligations under the exchange and registration rights agreement entered into in connection with the offering of the Original Notes. We will not receive any proceeds from the exchange offer. In consideration for issuing the Exchange Notes, we will receive in exchange Original Notes of like principal amount, the terms of which are identical in all material respects to the Exchange Notes, except that the Exchange Notes will not be subject to transfer restrictions, and will not have registration rights or accrue additional interest as liquidated damages. The Original Notes surrendered in exchange for the Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

   The net proceeds that we received from the sale of the Original Notes on June 29, 2001 were approximately $243.3 million, after deducting the underwriting discount and offering expenses payable by us. We used the gross proceeds from the sale of the Original Notes and initial borrowings under new bank credit facilities that closed concurrently with the sale of the Original Notes, to repay all outstanding indebtedness under our pre-existing bank credit facilities, pay transaction costs related to the sale of the Original Notes and our new bank credit facilities, and placed into an interest-bearing escrow account $96.6 million of cash, the use of which is restricted to the repayment of our $100 million 6.25% Debentures due March 15, 2002.

                                CAPITALIZATION

   The following table sets forth our summary capitalization as of September 30, 2001, which reflects the issuance of the Original Notes and the application of the proceeds from the sale of the Original Notes. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes related to those financial statements included as a part of this prospectus.

                                                       As of September 30, 2001
                                                       ------------------------
                                                        (dollars in thousands)
Cash and short-term investments.......................        $   54,085
Restricted cash(a)....................................            97,549
                                                              ----------
                                                              $  151,634
                                                              ==========
Short-term debt:
  Current installments on long-term debt(b)...........        $  133,097
                                                              ----------
    Total short-term debt.............................        $  133,097
                                                              ----------
Long-term debt:
  Three-year revolving credit facility(c).............        $      --
  Four-year term loan.................................           197,500
  Medium-term notes fixed rate 8.27% to 9.42% due 2003
   through 2022.......................................           134,500
  Debentures 6.95% due 2015...........................            99,848
  Credit sensitive debentures 9.125% due 2009(d)......           100,000
  Revenue bonds fixed rate 5.9% to 7.5% due 2002
   through 2030.......................................           136,166
  Revenue bonds variable rate due 2007 through 2030...            99,889
  Other notes.........................................               106
  Senior subordinated Original Notes..................           250,000
                                                              ----------
    Total long-term debt..............................        $1,018,009
                                                              ----------
      Total debt......................................        $1,151,106
                                                              ==========
      Total debt less escrowed funds..................        $1,053,557
                                                              ==========
    Total stockholders' equity........................        $  741,072
                                                              ==========
      Total capitalization............................        $1,892,178
                                                              ==========
      Total capitalization less escrowed funds........        $1,794,629
                                                              ==========

--------
(a) We have $97.6 million of cash in an interest-bearing escrow account, the use of which is restricted to repayment of our $100 million 6.25% Debentures due March 15, 2002.
(b) Includes $100.0 million of our 6.25% Debentures due March 15, 2002.
(c) Our bank credit facilities include a revolving three-year credit facility of up to $200.0 million in revolving credit loans and letters of credit. The subfacility for letters of credit is limited to $110.0 million in face amount of issued and undrawn letters of credit. Any letters of credit issued under the subfacility have the effect of reducing our available borrowing capacity under the revolving facility. As of September 30, 2001, we had letters of credit outstanding in the aggregate amount of $103.0 million. These letters of credit provide credit enhancement for a portion of our outstanding industrial revenue bonds.
(d) As of September 30, 2001, the interest rate on the credit sensitive debentures was 9.425%.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

   The selected historical consolidated financial data set forth below under the caption "Income Statement Data" for each of the years in the three-year period ended December 31, 2000, and under the caption "Balance Sheet Data" as of December 31, 1999 and 2000, is derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, independent certified public accountants. The selected historical consolidated financial data set forth below under the caption "Income Statement Data" for each of the years ended December 31, 1996 and 1997, and under the caption "Balance Sheet Data" as of December 31, 1996, 1997, and 1998, is derived from our audited consolidated financial statements not included in this prospectus. The selected historical consolidated financial data set forth below under the caption "Income Statement Data," for the nine-month periods ended September 30, 2000 and 2001, and under the caption "Balance Sheet Data" as of September 30, 2001, is derived from our unaudited consolidated financial statements included in this prospectus. The selected historical consolidated financial data set forth below under the caption "Balance Sheet Data" as of September 30, 2000, is derived from our unaudited consolidated financial statements not included in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes related to those financial statements included elsewhere or incorporated by reference in this prospectus.

                                                                                               Nine Months Ended
                                          Year Ended December 31,                                September 30,
                           -------------------------------------------------------------     -------------------------
                              1996        1997        1998        1999           2000           2000           2001
                           ----------  ----------  ----------  ----------     ----------     ----------     ----------
                                            (dollars in thousands, except ratio data)
Income Statement Data:
Net sales................  $1,675,756  $1,693,371  $1,688,705  $1,808,388     $1,808,770     $1,389,096     $1,357,135
Costs and expenses:
 Depreciation,
  amortization and cost
  of fee timber
  harvested..............     141,521     149,785     150,278     150,253        161,847        121,209        126,036
 Materials, labor and
  other operating
  expenses...............   1,307,434   1,344,166   1,305,923   1,404,562      1,468,316      1,111,815      1,163,515
 Selling, general and
  administrative
  expenses...............     104,114     106,450     133,297     141,580        123,347         93,642         89,079
 Restructuring and other
  charges................         --          --          --          --          46,411 (a)     44,502 (b)      4,570 (c)
                           ----------  ----------  ----------  ----------     ----------     ----------     ----------
                            1,553,069   1,600,401   1,589,498   1,696,395      1,799,921      1,371,168      1,383,200
                           ----------  ----------  ----------  ----------     ----------     ----------     ----------
Earnings (loss) from
 operations..............     122,687      92,970      99,207     111,993          8,849         17,928        (26,065)
Interest expense, net of
 capitalized interest....     (43,869)    (46,124)    (49,744)    (45,442)       (59,438)       (43,637)       (57,377)
Other income (expense),
 net.....................       7,508       7,789       8,712        (507)(d)     (3,860)        (2,997)         5,166
                           ----------  ----------  ----------  ----------     ----------     ----------     ----------
Earnings (loss) before
 taxes on income and
 extraordinary item......      86,326      54,635      58,175      66,044        (54,449)       (28,706)       (78,276)
Provision (benefit) for
 taxes on income.........      24,792      18,576      20,943      25,097        (21,235)       (11,195)       (30,528)
                           ----------  ----------  ----------  ----------     ----------     ----------     ----------
Net earnings (loss)
 before extraordinary
 item....................      61,534      36,059      37,232      40,947        (33,214)       (17,511)       (47,748)
                           ----------  ----------  ----------  ----------     ----------     ----------     ----------
Extraordinary item--loss
 from early
 extinguishment of debt,
 net of tax..............      (3,445)        --          --          --             --             --             --
                           ----------  ----------  ----------  ----------     ----------     ----------     ----------
Net earnings (loss)......  $   58,089  $   36,059  $   37,232  $   40,947     $  (33,214)    $  (17,511)    $  (47,748)
                           ==========  ==========  ==========  ==========     ==========     ==========     ==========
Balance Sheet Data (at
 period end):
Cash and short-term
 investments.............  $   12,316  $   15,542  $   18,072  $   11,690     $   11,661     $   11,246     $  151,634
Total assets.............   2,265,679   2,365,136   2,377,306   2,446,500      2,542,445      2,483,269      2,646,589
Total debt...............     717,708     817,652     797,073     833,585        990,817        912,295      1,151,106
Total stockholders'
 equity..................     954,195     951,592     930,906     921,039        813,236        840,849        741,072
Other Financial Data:
Capital expenditures.....  $  239,908  $  158,485  $  147,027  $  247,651     $  166,422     $  119,040     $   42,795
Ratio of earnings (loss)
 to fixed charges(e).....        2.3x        1.9x        1.9x        1.9x           0.1x           0.4x          (0.2x)
Adjusted ratio of
 earnings (loss) to fixed
 charges(f)..............        2.3x        1.9x        1.9x        1.9x           0.8x           1.3x          (0.2x)

--------
(a) Includes a $27.9 million pre-tax charge to cover costs associated with a company-wide reduction and reorganization of our salaried workforce, and an $18.5 million pre-tax charge associated with the closure of our Jaype, Idaho plywood mill.
(b) Includes a $26.0 million pre-tax charge for the nine months ended September 30, 2000 associated with a company-wide reduction and reorganization of our salaried workforce and a $18.5 million pre-tax charge associated with the closure of our Jaype, Idaho plywood mill.
(c) Includes a $4.6 million pre-tax charge associated with the workforce reduction plan at our pulp, paperboard and consumer products operations in Idaho.
(d) Includes a $7.5 million pre-tax charge for expenses related to the termination of efforts to form a timber real estate investment trust.
(e) The ratio of earnings (loss) to fixed charges was calculated by dividing
    (1) earnings (loss) from continuing operations, before income taxes, plus fixed charges, less capitalized interest by (2) fixed charges, which consist of interest expense incurred, including amortization of debt expense and discount, and the portion of rental expense estimated to be representative of the interest factor. The ratio of earnings (loss) to fixed charges for the year ended December 31, 2000, and for the nine months ended September 30, 2000 and September 30, 2001 indicates less than one-to-one coverage. The dollar amount of the deficiency for those periods is $79.3 million, $31.3 million, and $58.4 million respectively.
(f) Adjusted ratio of earnings (loss) to fixed charges excludes restructuring and other one-time charges for all relevant periods. See footnotes (a),
    (b) and (c) above for a description of restructuring and other charges.

              SELECTED HISTORICAL BUSINESS SEGMENT FINANCIAL DATA

   The selected historical business segment financial data set forth below for each of the years in the three-year period ended December 31, 2000 and as of December 31, 1999 and 2000 is derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, independent certified public accountants. The selected historical business segment financial data set forth below for each of the years ended December 31, 1996 and 1997 and as of December 31, 1996, 1997, and 1998, is derived from our audited consolidated financial statements not included in this prospectus. The selected historical business segment financial data set forth below under the captions "Net Sales" and "Operating Income (Loss)" for the nine-month periods ended September 30, 2000 and 2001 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected historical business segment financial data set forth below under the captions "EBITDDA" and "Capital Expenditures" for the nine-month periods ending September 30, 2000 and 2001 and under the caption "Assets" as of September 30, 2000 and 2001 is derived from our unaudited consolidated financial statements not included in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes related to those financial statements included elsewhere or incorporated by reference in this prospectus.

                                                                                              Nine Months Ended
                                         Year Ended December 31,                                September 30,
                          -------------------------------------------------------------     -------------------------
                             1996           1997        1998        1999        2000           2000           2001
                          ----------     ----------  ----------  ----------  ----------     ----------     ----------
                                                     (dollars in thousands)
Net Sales:
Resource................  $      --  (a) $  326,636  $  325,934  $  337,558  $  352,324     $  270,391     $  304,262
Wood products...........     566,288        508,437     537,735     637,644     552,907        444,494        405,498
Printing papers.........     470,586        458,698     435,428     454,734     503,376        382,567        361,180
Pulp and paper..........     696,361        709,478     696,719     693,409     730,068        547,317        580,995
Elimination of
 intersegment sales.....     (57,479)      (309,878)   (307,111)   (314,957)   (329,905)      (255,673)      (294,800)
                          ----------     ----------  ----------  ----------  ----------     ----------     ----------
 Total net sales........  $1,675,756     $1,693,371  $1,688,705  $1,808,388  $1,808,770     $1,389,096     $1,357,135
                          ==========     ==========  ==========  ==========  ==========     ==========     ==========
Operating Income (Loss):
Resource................  $      --  (a) $   88,134  $   71,296  $   68,006  $   61,395     $   48,286     $   35,730
Wood products...........      68,056        (40,460)      2,515      83,073         219 (b)     19,147 (b)    (13,475)
Printing papers.........      48,570         33,358      14,204     (13,816)      1,530         (1,477)       (18,421)
Pulp and paper..........      40,867         51,043      53,394      14,786      12,929         16,790          4,159 (c)
Corporate...............     (71,167)       (77,662)    (82,579)    (87,595)    (85,645)(d)    (62,964)(d)    (81,005)
Eliminations and
 adjustments............         --  (a)        222        (655)      1,590       1,534         (3,986)          (694)
                          ----------     ----------  ----------  ----------  ----------     ----------     ----------
 Earnings (loss) before
  taxes on income and
  extraordinary item....  $   86,326     $   54,635  $   58,175  $   66,044  $   (8,038)    $   15,796     $  (73,706)
                          ==========     ==========  ==========  ==========  ==========     ==========     ==========
EBITDDA:
Resource................  $      --  (a) $  109,631  $   94,750  $   93,541  $   88,189     $   66,237     $   54,751
Wood products...........     117,128        (11,371)     32,651     111,858      27,934 (b)     40,815 (b)      9,656
Printing papers.........      83,888         72,794      55,822      28,183      53,918         37,764         21,911
Pulp and paper..........      96,959        109,732     106,919      69,395      68,312         58,309         44,425(c)
Corporate...............     (33,767)       (38,031)    (40,657)    (40,731)    (21,246)(d)    (19,486)(d)    (26,202)
                          ----------     ----------  ----------  ----------  ----------     ----------     ----------
 Total EBITDDA..........  $  264,208     $  242,755  $  249,485  $  262,246  $  217,107     $  183,639     $  104,541
                          ==========     ==========  ==========  ==========  ==========     ==========     ==========

                                                                                      Nine Months Ended
                                        Year Ended December 31,                         September 30,
                         ---------------------------------------------------------- ---------------------
                            1996           1997       1998       1999       2000       2000       2001
                         ----------     ---------- ---------- ---------- ---------- ---------- ----------
                                                    (dollars in thousands)
Assets (at period end):
Resource................ $      --  (a) $  406,970 $  410,264 $  420,326 $  430,583 $  423,528 $  435,520
Wood products...........    698,151        341,204    326,963    291,263    310,100    325,593    390,134
Printing papers.........    592,228        644,457    685,743    828,828    820,132    820,075    783,047
Pulp and paper..........    850,612        784,631    759,701    731,030    751,980    740,369    701,329
Corporate...............    124,688        187,874    194,635    175,053    229,650    173,704    336,559
                         ----------     ---------- ---------- ---------- ---------- ---------- ----------
 Total assets........... $2,265,679     $2,365,136 $2,377,306 $2,446,500 $2,542,445 $2,483,269 $2,646,589
                         ==========     ========== ========== ========== ========== ========== ==========
Capital Expenditures:
Resource................ $      --  (a) $   19,604 $   18,832 $   17,356 $   20,499 $   16,205 $   11,711
Wood products...........     43,992         22,172     18,303     26,557     75,259     50,180     11,425
Printing papers.........    103,574         81,913     87,147    181,944     21,831     18,584      5,400
Pulp and paper..........     92,083         33,856     21,943     20,850     48,200     33,500     14,203
Corporate...............        259            940        802        944        633        571         56
                         ----------     ---------- ---------- ---------- ---------- ---------- ----------
 Total capital
  expenditures.......... $  239,908     $  158,485 $  147,027 $  247,651 $  166,422 $  119,040 $   42,795
                         ==========     ========== ========== ========== ========== ========== ==========

--------
(a) In 1999, we reorganized our segments and established Resource as a stand-alone segment, which we had previously reported as part of the Wood Products segment. Segment data prior to 1997 has not been restated for Resource and Wood Products.
(b) For the year 2000 and the nine months ended September 30, 2000 excludes an $18.5 million pre-tax charge associated with the closure of our Jaype, Idaho plywood mill.
(c) Excludes a $4.6 million pre-tax charge associated with the workforce reduction plan at our pulp, paperboard and consumer products operations in Idaho.
(d) Excludes restructuring and other pre-tax charges of $27.9 million for the twelve months ended December 31, 2000 and $26.0 million for the nine months ended September 30, 2000 associated with a company-wide reduction and reorganization of our salaried workforce.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those described below, as well as those discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

   We are a vertically integrated and diversified forest products company. We own approximately 1.5 million acres of timberland and operate 22 manufacturing facilities, located primarily in Arkansas, Idaho and Minnesota. Our business is organized into four segments:

  . Resource segment manages our timberlands, which supply logs, wood chips, pulpwood and other wood fiber to our manufacturing segments, as well as to third parties. The Resource segment also procures wood fiber from third parties for resale to our other segments. Intersegment sales are based on prevailing market prices for wood fiber. In 2000, Resource segment net sales were $352.3 million, representing approximately 16% of our net sales, before elimination of intersegment sales. Intersegment sales were $315.1 million in 2000.

  . Wood Products segment manufactures oriented strand board, or OSB, plywood, lumber and particleboard at eleven mills located in Arkansas, Idaho and Minnesota. These products are largely commodity products which are sold to wholesalers primarily for use in home building and other construction activity. Wood Products segment net sales were $552.9 million in 2000, representing approximately 26% of our net sales, before elimination of intersegment sales. Intersegment sales were $13.3 million in 2000.

  . Printing Papers segment produces high grade coated printing papers and bleached hardwood market pulp at a pulp mill and two printing papers manufacturing facilities located in Minnesota. The segment's coated printing papers are sold through distributors and are used in annual reports, showroom catalogs and other high-end printing products. Printing Papers segment net sales were $503.4 million in 2000, representing approximately 24% of our net sales, before elimination of intersegment sales. Intersegment sales were $1.4 million in 2000.

  . Pulp and Paper segment manufactures bleached paperboard used in packaging, tissue products primarily sold on a private-label basis by major grocery store chains in the western U.S., and bleached softwood market pulp. The Pulp and Paper segment operates two pulp mills, two paperboard mills, one tissue mill and three tissue converting facilities. Pulp and Paper segment net sales were $730.1 million in 2000, representing approximately 34% of our net sales, before elimination of intersegment sales. Intersegment sales for the Pulp and Paper segment were negligible in 2000.

   Most of our net sales are within the U.S. Sales outside of the U.S., consisting primarily of paperboard products sold to customers in Asia, represented approximately 8% of our net sales in 2000. All of our non-U.S. sales are denominated in U.S. dollars and accordingly we are not subject to exchange rate risks associated with the receipt of payments in foreign currencies.

Factors Influencing Our Results of Operations

   Our operating results have been and will continue to be influenced by a variety of factors, including the cyclical nature of the forest products industry, competition, the efficiency and level of capacity utilization of our manufacturing operations, changes in our principal expenses, such as wood fiber expenses and energy costs, changes in the production capacity of our manufacturing operations as a result of major capital spending projects and other factors.

   Our operating results reflect the general cyclical pattern of the forest products industry. All of our pulp-based products other than tissue products are globally-traded commodity products. In addition, our wood products are subject to competition from manufacturers in North and South America. Historical prices for our products have been volatile, and we, like other participants in the forest products industry, have limited direct influence over the timing and extent of price changes for our products. Product pricing is significantly affected by the relationship between supply and demand in the forest products industry. Product supply is influenced primarily by fluctuations in available manufacturing capacity. Demand is affected by the state of the economy in general and a variety of other factors. The demand for our timber resources and wood products is affected by the level of new residential construction activity and, to a lesser extent, home repair and remodeling activity, which are subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions and other factors. The demand for most of our printing papers and pulp and paper products is primarily affected by the state of the global economy, in general, and, in particular, the economies in North America and east Asia.

   The markets for our products are highly competitive and companies that have substantially greater financial resources than we do compete with us in each of our markets. Our competitors are located throughout the world and variations in exchange rates between the U.S. dollar and other currencies, particularly the Euro, significantly affect our competitive position compared to our international competitors. We believe that the strength of the U.S. dollar relative to the Euro has resulted in significantly increased competition from European companies, particularly in our Printing Papers segment. In addition, our industry is capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover variable costs. These conditions have contributed to substantial price competition, particularly during periods of reduced demand. Some of our competitors are currently lower-cost producers in some of the businesses in which we operate, particularly in our pulp-based business, and accordingly these competitors may be less adversely affected than we are by price decreases.

   Energy has become one of our most significant operating expenses as a result of rapid and substantial price increases which commenced in late 2000 and continued in the first half of 2001, before moderating in the third quarter. We use energy to generate steam used in the paper manufacturing process and to operate our other machinery. Our energy expenses were $38.9 million greater in the nine months ended September 30, 2001, than in the same period of 2000. Market conditions prevent us from passing these higher costs on to our customers through price increases and accordingly, energy costs were a significant factor contributing to our net loss of $47.7 million during the nine months ended September 30, 2001. Our facilities in Idaho have been the most adversely affected by the increased cost of energy as a result of comparatively greater energy price increases in the northwestern U.S. In recent months, we have reduced our exposure to the volatile spot market for electricity primarily by increasing our internal production of electricity. This contributed significantly to a reduction in our energy costs in the three months ending September 30, 2001, which were $29.5 million, as compared to $35.8 million in the second quarter and $53.5 million in the first quarter of 2001. Our energy costs for the third quarter of 2001 were comparable to 2000's third quarter. During the first half of 2001, we entered into forward contracts for the purchase of natural gas to reduce our exposure to volatile natural gas prices. Changes in the value of those contracts are recorded as an asset or liability as of the end of each reporting period and the corresponding gain or loss is recognized in our statements of earnings. For the quarter ended September 30, 2001, we adjusted our liability and recorded expense in the amount of $.2 million related to these contracts, which is included in the $29.5 million of energy costs for the three months ended September 30, 2001. Our energy costs in future periods will depend principally on our ability to continue to produce internally a substantial portion of our electricity needs and on changes in market prices for natural gas.

   Another significant expense is the cost of wood fiber needed to supply our manufacturing facilities. Our timberlands provided approximately 55% of log requirements for our sawmill and plywood manufacturing facilities in 2000 and an average of approximately 67% over the past five calendar years. Including the wood fiber used for pulp, OSB and particleboard, the percentages our timberlands supplied were approximately 30% in 2000 and an average of approximately 41% over the past five calendar years. The percentage of our wood fiber requirements supplied by the Resource segment will fluctuate based on a variety of factors, including changes in our timber harvest levels and changes in our manufacturing capacity. For example, the lower percentage of wood fiber supplied in 2000, compared to the five year average, was primarily the result of the significant increase in pulp manufacturing capacity resulting from the completion in December 1999 of our new pulp mill in Cloquet, Minnesota. The cost of various types of wood fiber that we purchase in the market has at times fluctuated greatly because of economic or industry conditions. Selling prices of our products have not always increased in response to wood fiber price increases. On occasion, our results of operations have been and may in the future be seriously harmed if we are unable to pass price increases through to our customers.

   Finally, changes in our manufacturing capacity primarily as a result of capital spending programs has significantly affected our results of operations in recent periods. In December 1999, we completed construction of our new pulp mill in Cloquet, Minnesota, increasing our annual production from 186,000 tons in 1999 at the former mill on the same site, to 348,000 tons at the new mill in 2000. In January 2001, we completed a modernization and expansion of our OSB mill in Cook, Minnesota. This resulted in an increase in annual production capacity from 250.0 million square feet to 435.0 million square feet at our Cook OSB mill. In addition, in September 2000, we closed our plywood mill in Jaype, Idaho as a result of poor plywood markets, lack of adequate raw materials and long-term transportation concerns. Each of these changes has had a significant effect on our levels of net sales and expenses, as well as the comparability of our operating results from period-to-period. Additionally, the profitability of our manufacturing segments depends largely on our ability to operate our manufacturing facilities efficiently and at or near full capacity. Our operating results would be harmed if market demand does not justify operating at these levels or if our operations are inefficient or suffer significant interruption for any reason.

Results of Operations

   As noted above, our business is organized into four reporting segments:
Resource; Wood Products; Printing Papers; and Pulp and Paper. Sales or transfers between the segments are recorded as intersegment sales based on prevailing market prices. Because of the role of the Resource segment in supplying our manufacturing segments with wood fiber from both our own timberlands and from outside third parties, intersegment sales represent a significant percentage of the Resource segment's total net sales. For the year ended December 31, 2000, intersegment sales accounted for 89% of the net sales for the Resource segment. Intersegment sales represent a substantially lower percentage of net sales for our other segments. For the year ended December 31, 2000, intersegment sales represented less than 3% of net sales for the Wood Products segment and intersegment sales were an immaterial portion of the net sales for the Printing Papers and Pulp and Paper segments.

   In the period to period discussion of our results of operations below, when we discuss our consolidated net sales, contributions by each of the segments to our net sales are reported after elimination of intersegment sales. In the discussions below under the captions "Discussion of Business Segments," each segment's net sales are set forth before elimination of intersegment sales. Additionally, in discussing the operating results of our segments below, we address net sales realizations, which for each product line are calculated by subtracting customer freight from net sales and then dividing the result by the relevant quantities of the product shipped for the period. We believe that this is a measurement which can be helpful in showing trends in the pricing of our products.

 Nine Months Ended September 30, 2001, Compared to Nine Months Ended September 30, 2000

   Net Sales. Net sales consist of product sales, which are generally recognized upon shipment, less discounts, returns and allowances. Net sales decreased 2%, or $32.0 million, from $1,389.1 million for the nine months ended September 30, 2000, to $1,357.1 million for the same period in 2001. The decrease was primarily the result of a $43.2 million decline in net sales for the Wood Products segment and a $21.7 million decline in net sales for the Printing Papers segment. Net sales were lower for the Wood Products segment primarily due to substantially lower net sales realizations for all of our panel products, particularly oriented strand board. Lower net sales in the Printing Papers segment were due to lower net sales realizations for printing papers. Partially offsetting the decrease in net sales for these segments was a $33.7 million increase in the Pulp and Paper segment net sales, primarily for consumer tissue products. Resource segment net sales decreased $.7 million.

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

   Depreciation, amortization and cost of fee timber harvested. Depreciation, amortization and cost of fee timber harvested primarily consists of depreciation of our plant and equipment, amortization of logging roads and debt issue costs, and the cost of timber harvested. This expense amounted to $126.0 million for the nine months ended September 30, 2001, an increase of $4.8 million from the prior year period amount of $121.2 million. The increase was due largely to increased amortization expense as a result of our debt refinancing activities during the second quarter of 2001.

   Materials, labor and other operating expenses. Materials, labor and other operating expenses primarily consists of personnel costs, wood fiber, chemical and other raw material costs, energy costs, freight, repair and maintenance expenses and logging costs. Materials, labor and other operating expenses increased 5%, or $51.7 million, from $1,111.8 million for the nine months ended September 30, 2000, to $1,163.5 million for the nine months ended September 30, 2001. Energy costs were $38.9 million higher for the current nine months compared to 2000's first nine months, and include a $5.0 million charge for the fair value adjustment of our natural gas hedging contracts.

   Selling, general and administrative expenses. Selling, general and administrative expenses primarily consist of personnel and related overhead costs for sales, marketing, finance, research and development, human resources and general management. Selling, general and administrative expenses decreased 5% to $89.1 million for the nine months ended September 30, 2001, from $93.6 million for the same period of 2000. The decrease was primarily due to reductions in the workforce made in June 2000 and to reduced selling expenses related to our printing papers and consumer tissue products.

   Restructuring and other charges. In March 2001 we recorded a $4.2 million pre-tax charge associated with a workforce reduction plan at our pulp, paperboard and consumer products operations in Idaho. In September 2001 we recorded an additional $.4 million pre-tax charge for final cost determinations for pension and medical benefits. In June 2000 we recorded a $26.0 million pre-tax charge to cover costs associated with a company-wide reduction and reorganization of our salaried workforce. In September 2000 we recorded an $18.5 million pre-tax charge for costs associated with the closure of our Jaype, Idaho, plywood mill.

   Interest expense, net of capitalized interest. Interest expense was $57.4 million for the nine months ended September 30, 2001, an increase from $43.6 million in the prior year period. This increase reflects greater indebtedness during the 2001 period as well as higher interest rates.

   Other income (expense), net. For the nine months ended September 30, 2001, "Other income (expense), net" reflected income of $5.2 million compared to expense of $3.0 million for the 2000 period.

   Provision (benefit) for taxes on income. For the nine months ended September 30, 2001, we recorded an income tax benefit of $30.5 million, reflecting our net loss before taxes, based on an estimated tax rate of 39%. For the nine months ended September 30, 2000, we recorded a benefit of $11.2 million, also reflecting a tax benefit rate of 39%.

   Net earnings (loss). We recorded a net loss of $47.7 million for the nine months ended September 30, 2001, compared to a net loss of $17.5 million for the same period in 2000.

   Discussion of business segments. The Resource segment reported operating income of $35.7 million for the first nine months of 2001, down from $48.3 million earned in the same period of 2000. Segment net sales increased 13% from $270.4 million for the 2000 period to $304.3 million for the 2001 period. The increase in net sales was due to increased wood fiber sales to our other operating segments in Minnesota, Idaho and Arkansas. Most of the increased volume was procured from outside sources and resold internally. Resource segment expenses increased from $222.1 million for the first nine months of 2000 to $268.5 million for the 2001 period. The increase in expenses was attributable to increased outside wood purchases and increased production costs.

   The Wood Products segment reported an operating loss of $13.5 million for the first nine months of 2001, compared to operating income of $.6 million earned in the first nine months of 2000. Segment net sales were

$405.5 million for the first nine months of 2001, 9% lower than the $444.5 million recorded for the 2000 period. Net sales of OSB decreased from $170.6 million for the 2000 period to $128.9 million for the same period in 2001. Although shipments of OSB were approximately equal to the prior year, net sales realizations for OSB declined 27%. Net sales of plywood fell 20%, from $43.3 million for the 2000 period to $34.7 million for the 2001 period, reflecting the closure of the Jaype, Idaho, mill in the fall of 2000, and an 8% decrease in net sales realizations. Lumber net sales rose $17.8 million, or 9%, to $211.3 million for the 2001 period. Shipments of lumber increased 13% for the 2001 period, while net sales realizations were down 6% compared to the first nine months of 2000. Although the segment experienced higher energy and wood fiber costs during the period, segment expenses decreased to $419.0 million for 2001's first nine months from $443.8 million for the 2000 period as a result of the closure of our Jaype, Idaho, plywood mill in September 2000. We recorded an $18.5 million pre-tax charge in 2000 for the closure of the Jaype mill.

   The Printing Papers segment reported an operating loss for the first nine months of 2001 of $18.4 million, versus a loss of $1.5 million reported a year ago. Segment net sales declined 6%, or $21.4 million, from $382.6 million for the 2000 period to $361.2 million for the 2001 period. Net sales realizations for pulp and printing papers declined 32% and 8%, respectively, compared to the first nine months of 2000. A 55% increase in shipments of market pulp partially offset the decline in segment net sales. Pulp shipments increased due to increased production at our Cloquet, Minnesota, pulp mill. Segment expenses were $379.6 million for the first nine months of 2001, compared to $384.0 million in 2000's first nine months. Lower expenses for operating supplies, maintenance materials, selling and administration were partially offset by higher energy costs and a greater volume of market pulp shipped in the current period.

   The Pulp and Paper segment reported an operating loss for the first nine months of 2001 of $.4 million, compared to operating income of $16.8 million for 2000's first nine months. Segment net sales increased to $581.0 million for the first nine months of 2001 from $547.3 million for the 2000 period. The increase was due largely to a $38.9 million increase in tissue product net sales. Tissue product shipments were 11% higher and net sales realizations increased 5% compared to the 2000 period. Segment expenses increased 10%, from $530.5 million for the 2000 period to $581.4 million for the 2001 period. Higher energy and wood fiber costs combined with increases in the overall volume of shipments and production for the segment were responsible for the increase in costs.

 Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

   Net sales. Net sales of $1,808.8 million for the year ended December 31, 2000 remained essentially flat as compared to net sales of $1,808.4 million for the year ended December 31, 1999. Net sales for the Wood Products segment fell by $82.0 million, as a result of net sales decreases in OSB, lumber, and plywood. The decrease in net sales for the Wood Products segment was offset by increased net sales in both the Printing Papers and Pulp and Paper segments. Net sales for the Printing Papers segment rose $47.2 million from the prior year, attributable to hardwood market pulp sales from a full year of production at our new Cloquet, Minnesota pulp mill. Improved net sales of both paperboard and tissue lifted net sales of the Pulp and Paper segment by $36.7 million.

   Depreciation, amortization and cost of fee timber harvested. Expenses for depreciation, amortization and cost of fee timber harvested rose 8%, from $150.3 million for the year ended December 31, 1999 to $161.8 million for the year ended December 31, 2000. The increase of $11.5 million was primarily due to the increased depreciation expense associated with our new Cloquet, Minnesota pulp mill. Other depreciation and amortization expenses, and the cost of fee timber harvested, remained substantially unchanged in 2000 from 1999.

   Materials, labor and other operating expenses. For the year ended December 31, 2000, materials, labor and other operating expenses increased by 5% to $1,468.3 million in 2000 from $1,404.6 million in 1999. Energy costs for the period increased by 33% to $124.9 million and wood fiber costs increased by 7% to $498.0 million. The increased wood fiber costs were largely attributable to increased consumption as our new Cloquet, Minnesota pulp mill was in operation for the full year. The increase in energy and wood fiber expenses were partially offset by lower personnel costs resulting from the reduction and reorganization of our salaried workforce in June 2000 and the closure of our Jaype, Idaho plywood mill in September 2000.

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

   Selling, general and administrative expenses. Selling, general and administrative expenses amounted to $123.3 million for the year ended December 31, 2000, an $18.3 million decrease from expenses of $141.6 million for 1999. The decrease was experienced across most of our selling and administrative units, and was primarily attributable to the reduction in our salaried workforce, occurring in June 2000, and lower overall compensation expense in 2000.

   Interest expense, net of capitalized interest. Interest expense for 2000 of $59.4 million was significantly higher than the $45.4 million charged against income in 1999. The difference was due to a change in the amount of interest capitalized, $4.0 million in 2000 compared to $10.3 million in 1999, with the balance reflecting the increase in debt acquired during the year. Less interest was capitalized in 2000, compared to 1999, mainly due to completing the construction of our new Cloquet pulp mill in December 1999.

   Other income (expense), net. For the year ended December 31, 2000, other expense, net, was $3.9 million compared to other expense, net, of $0.5 million in 1999.

   Provision (benefit) for taxes on income. For the year ended December 31, 2000, our loss before taxes was offset in part by an income tax benefit of $21.2 million associated with the loss. For the year ended December 31, 1999, we recorded a provision for tax expense of $25.1 million. Our effective tax rate amounted to 39% in 2000 and 38% in 1999.

   Restructuring and other charges. For the year ended December 31, 2000, we recorded restructuring and other charges of $46.4 million. In June 2000, we recorded a $26.0 million pre-tax charge to cover costs associated with a company-wide reduction and reorganization of our salaried workforce. In December an additional $1.9 million pre-tax charge was recorded as a result of final cost determinations for pension and medical benefits. The charges are included in the "Restructuring and other charges" line in the Statements of Earnings in our consolidated financial statements. A total of 290 salaried positions were affected by the reduction and reorganization. We anticipate annual pre-tax savings of approximately $21.0 million as a result of the reduction in workforce. Also included in "Restructuring and other charges" is an $18.5 million pre-tax charge for costs associated with the closure of our Jaype, Idaho plywood mill in September 2000. The closure was deemed necessary due to a combination of poor plywood markets, lack of adequate raw materials and long-term transportation concerns. The amounts of net sales and operating income or loss attributable to the mill were not material in relation to net sales and operating income as a whole. Closure of the mill affected 215 salaried and hourly positions. The mill is scheduled to be dismantled, with equipment and parts used at other company facilities or sold to outside bidders. We will continue to operate a log yard at the site.

   Net earnings (loss). We recorded a net loss of $33.2 million for the year ended December 31, 2000, compared to net earnings of $40.9 million for the year ended December 31, 1999.

   Discussion of business segments. Resource segment operating income of $61.4 million for the year ended December 31, 2000 was lower than the $68.0 million reported in 1999. Net sales for the Resource segment increased $14.8 million in 2000, as shipments increased by 4% and net sales realizations declined slightly in Idaho. Increased expenses outstripped these gains, and lower operating income was largely due to higher costs associated with outside log purchases in Arkansas and lower net sales realizations. Also contributing to the lower operating income was a decline in the volume of third party log sales and sawlog production in Idaho, coupled with fewer non-strategic land sales by the segment for the 2000 period compared to 1999. Greater timber harvests in Arkansas and Minnesota partially offset a decrease in timber harvests in Idaho.

   Excluding an $18.5 million charge related to the permanent closure of our plywood mill in Jaype, Idaho, the Wood Products segment had operating income of $0.2 million for the year ended December 31, 2000, compared to operating income of $83.1 million in 1999. Net sales for the Wood Products segment dropped by $84.7 million in 2000 to $552.9 million. Compared to 1999, net sales dropped in all categories. In particular, net sales of OSB decreased by $38.9 million, or 16%, net sales of lumber fell by $25.1 million, or 9%, and net sales of plywood fell by $20.4 million, or 28%. OSB results were primarily affected by a 16% decline in net sales realizations. For lumber, net sales realizations dropped 12% and shipments increased by 3%. Net sales realizations for plywood fell by 9% and shipments declined by 22%. The decline in shipments of panel products was due, in part, to the closure of our plywood mill in Jaype, Idaho and the temporary shutdown of our Cook, Minnesota OSB mill in early December. The Cook mill was shut down to facilitate the completion of our modernization and expansion project. The mill resumed production in late January 2001.

   The Printing Papers segment reported operating income of $1.5 million compared to an operating loss of $13.8 million in 1999. The improvement resulted from lower average per ton pulp production costs during the year and the first year of sales of our hardwood market pulp, both of which were a result of the startup of our new pulp mill in Cloquet, Minnesota in December 1999. Net sales for the segment rose $48.6 million from the prior year. Hardwood market pulp, sold for the first time in 2000, generated $53.8 million in net sales. Net sales of printing papers fell by $5.1 million. Net sales realizations for printing papers rose 2%, while shipments declined 4% compared to the previous year as demand for printing papers remained soft throughout 2000. Operations were curtailed for approximately one week at our Cloquet paper mill and two weeks at our Brainerd paper mill in 2000 to help align inventory levels with existing market conditions. The segment also experienced increased expenses in 2000 primarily associated with a full year of pulp production at our new Cloquet, Minnesota pulp mill.

   Operating income for the Pulp and Paper segment was $12.9 million in 2000, which was lower than 1999 operating income of $14.8 million. Segment net sales increased by 5%, or $36.7 million, for the period. Net sales realizations for 2000 increased by 13% for paperboard, 3% for tissue and 48% for pulp. Tissue product shipments also rose by 6%. A decline in paperboard and softwood market pulp shipments, higher energy costs during the second half of the year, especially in Idaho, and higher costs incurred to continue operations during a scheduled rebuild of the recovery boiler at our pulp and paperboard mill in Cypress Bend, Arkansas, were largely responsible for the decrease in segment operating income.

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Net sales. Net sales for the year ended December 31, 1999 rose by 7%, or $119.7 million, to $1,808.4 million from the year earlier net sales amount of $1,688.7 million. Net sales for the Wood Products segment rose by 21%, or $107.9 million, and net sales for the Printing Papers segment rose by 4% or $19.3 million. These gains were partially offset by a decline of 10%, or $4.3 million, in net sales for the Resource segment and a $3.3 million decrease in net sales for the Pulp and Paper segment.

   Depreciation, amortization and cost of fee timber harvested. Expense for depreciation, amortization and cost of fee timber harvested amounted to $150.3 million for the year ended December 31, 1999 and was substantially unchanged from the year ended December 31, 1998.

   Materials, labor and other operating expenses. Materials, labor and other operating expenses increased by $98.7 million from $1,305.9 million for the year ended December 31, 1998, to $1,404.6 million during the year ended December 31, 1999. The increase was primarily a function of the higher volume of shipments experienced in all product lines, increased wood fiber costs, higher personnel costs attributable to higher headcounts in the Pulp and Paper segment, and greater personnel training and other pre-operating costs associated with our new Cloquet pulp mill.

   Selling, general and administrative expenses. Selling, general and administrative expenses rose by 6% from the prior year to $141.6 million for the year ended December 31, 1999. The increase was attributable, in part, to higher selling expenses associated with increased net sales in all segments and to increased personnel costs.

   Interest expense, net of capitalized interest. Interest expense for the period ended December 31, 1999, net of capitalized interest, decreased by $4.3 million from the year earlier period to $45.4 million. Slightly higher total interest expense was offset by a $5.3 million increase in the amount of capitalized interest.

   Other income (expense), net. For the year ended December 31, 1999, other expense, net, was $0.5 million, compared to other income, net, for the prior year period of $8.7 million. The difference was largely attributable to $7.5 million in transaction costs associated with a proposed real estate investment trust for our timberlands that was abandoned.

   Provision (benefit) for taxes on income. For the year ended December 31, 1999, we recorded a provision for income taxes of $25.1 million, reflecting a tax rate of 38%. For the year ended December 31, 1998, we recorded a provision for income taxes of $20.9 million, reflecting a tax rate of 36%.

   Net earnings (loss). We recorded net earnings of $40.9 million for the year ended December 31, 1999, compared to net earnings of $37.2 million for the year ended December 31, 1998.

   Discussion of business segments. Resource segment operating income of $68.0 million for 1999 was slightly lower than the $71.3 million of operating income in 1998. Net sales for the segment increased in 1999 compared to 1998. However, increased log purchases from third parties due to an increase in wood fiber requirements for our manufacturing facilities in Arkansas led to higher segment expenses. Lower market prices for logs in Minnesota resulted in diminished margins on sales in that region.

   The Wood Products segment reported 1999 operating income of $83.1 million, a substantial improvement over the $2.5 million of operating income in 1998. Net sales of OSB rose $54.2 million, net sales of lumber rose $37.9 million, net sales of plywood rose $13.5 million, and net sales of particleboard rose $2.4 million compared to 1998. Demand for panel products was driven by the strong housing market during 1999, and prices reached historic highs before declining by year end. Higher net sales realizations were experienced across all product lines in this segment. Compared to 1998, net sales realizations for OSB rose by 29%, net sales realizations for lumber increased 8%, net sales realizations for plywood grew 12%, and net sales realizations for particleboard advanced 17%. Product shipments increased significantly for plywood, 10%, and lumber, 8%. Shipments for OSB grew by 2% while shipments for particleboard remained flat compared to 1998.

   The Printing Papers segment incurred an operating loss of $13.8 million in 1999, compared to earnings of $14.2 million in 1998. Net sales of printing papers increased by 4%, or $19.3 million over net sales for 1998. The increase in net sales was a result of higher shipments, which grew by 7%, offsetting declining net sales realizations, which fell by 3%. Weak market conditions existed throughout the year for coated printing papers. Although segment net sales were higher than in 1998, net sales realizations were lower in 1999 primarily because a higher percentage of our product mix was in midline, rather than highline, printing paper grades, which generally yield lower net sales realizations. The segment also experienced higher costs, related in part to the increased volumes, for wood fiber, labor, and repair and maintenance, and segment results for 1999 were adversely affected by start-up costs associated with our new pulp mill in Cloquet, Minnesota. The mill started up late in December 1999.

   Operating income for the Pulp and Paper segment was $14.8 million in 1999, significantly lower than the $53.4 million of operating income earned in 1998. Net sales for the segment fell by $3.3 million to $693.4 million in 1999. Net sales of paperboard fell by $15.4 million, or 4%, partially offset by a $12.5 million increase in net sales of pulp in 1999. Net sales of tissue were substantially unchanged at $256.8 million in 1999. Shipments of paperboard and tissue each rose by 3% in 1999. Net sales for the segment remained substantially unchanged as a result of lower net sales realizations for paperboard, weak market conditions for liquid packaging, particularly during the first half of the year, and a decrease in tissue net sales realizations of 4%. Also, operating problems at the Lewiston, Idaho paperboard mill during the year resulted in a production decline and higher costs. Higher labor costs at our Cypress Bend, Arkansas facility also affected results.

Liquidity and Capital Resources

   At September 30, 2001, our financial position included long-term debt of $1.15 billion, including current installments on long-term debt of $133.1 million. Our ratio of long-term debt (excluding current installments) to stockholders' equity was 1.37 to 1 at September 30, 2001, compared to .99 to 1 at December 31, 2000. Long-term debt increased $216.5 million during the first nine months of 2001. The increase was due to the issuance in June of $250.0 million of senior subordinated notes due 2011 and borrowings of $200.0 million under our bank credit facility. Repayment of $100.0 million borrowed under our old bank credit facility, which had been classified as long-term debt, and the reclassification of $130.0 million from long-term to current partially offset the increase. Stockholders' equity declined $72.2 million, largely due to a net loss of $47.7 million and dividend payments of $28.9 million for the first nine months of 2001.

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

   We had working capital of $248.9 million at September 30, 2001, an increase of $204.2 million from December 31, 2000. The increase was largely due to increases in cash, restricted cash and short-term investments of $140.0 million and prepaid expenses of $41.6 million, combined with decreases of $188.9 million in notes payable. A decrease in inventories of $26.6 million and an increase in current installments on long-term debt of $132.8 million partially offset these amounts.

   Net cash provided by operations for the first nine months of 2001 totaled $81.8 million, compared with $109.5 million for the same period in 2000. The decline was largely due to a $30.2 million greater net loss in 2001.

   We generated net cash from operations of $93.9 million in 2000, $204.6 million in 1999 and $217.5 million in 1998. The decrease in 2000 resulted primarily from a net loss of $33.2 million in 2000 compared to net earnings of $40.9 million in 1999, as well as increases in working capital items, particularly inventories and prepaid expenses. The decrease in cash provided by operations in 1999 compared to 1998 is largely attributable to a $22.0 million increase in receivables during 1999.

   For the nine months ended September 30, 2001, net cash used for investing was $91.6 million, compared to $121.5 million during the nine months ended September 30, 2000. The decrease is attributable to a significant decline in capital expenditures in 2001. Capital spending totaled $42.8 million in the first nine months of 2001, compared to $119.0 million for the same period in 2000. Spending in 2001 has been focused on routine general replacement, safety, forest resource and environmental projects. Approximately $4.0 million has been spent on the modernization and expansion project at our Cook, Minnesota, oriented strand board mill and another $5.8 million on development of our hybrid poplar plantation in Boardman, Oregon. Several major projects accounted for much of the spending in the first nine months of 2000, including the pulp mill in Cloquet, Minnesota, the Cook project and a recovery boiler retrofit at the Cypress Bend, Arkansas, pulp mill. With the substantial completion of our Cloquet pulp mill in late 1999 and our Cook OSB mill in January 2001, we expect our capital spending to total approximately $54.0 million in 2001.

   Net cash used for investing was $167.5 million in 2000, $188.8 million in 1999 and $145.2 million in 1998. The decrease in 2000 was primarily attributable to an $81.2 million decrease in capital expenditures as compared to 1999. We made capital expenditures of approximately $187.0 million in connection with the Cloquet and Cook projects in 1999, compared to approximately $69.9 million for these projects in 2000. The 1999 period benefited from receipt of $50.0 million in repayment of a note issued by a third party. The increase in 1999, compared to 1998, is the result of $100.6 million in additional capital expenditures in 1999, partially offset by collection of the third party note.

   Our total capital expenditures were $166.4 million in 2000, $247.7 million in 1999 and $147.0 million in 1998. Significant capital projects in 2000 included the expenditure of $55.0 million in connection with the expansion of our Cook, Minnesota OSB mill, $18.3 million for the retrofit of the recovery boiler at our Cypress Bend, Arkansas pulp mill and $14.9 million for our Cloquet, Minnesota pulp mill. Capital spending was significantly higher in 1999 primarily due to capital expenditures of $166.3 million for our Cloquet pulp mill. This compares to capital expenditures of $78.4 million for our Cloquet pulp mill in 1998. During the three year period ended December 31, 2000, we spent $259.6 million on our Cloquet pulp mill and $85.9 million on our Cook OSB mill.

   Net cash provided by financing was $102.8 million for the nine months ended September 30, 2001, compared to $11.7 million during the same period in 2000. The change primarily reflects the debt restructuring completed in June 2001 in which we issued $450.0 million of debt, partially offset by debt repayments of $289.7 million. For the same period in 2000, we borrowed approximately $89.0 million and repaid $10.3 million. We have also purchased less treasury stock in the current year, spending $8.3 million versus $21.8 million during the first nine months of 2000. Our dividend payments declined for the first nine months of 2001, to $28.9 million from $37.3 million for the same period in 2001, due largely to a dividend rate cut announced on August 10, 2001.

   Net cash provided by financing was $73.8 million in 2000, compared to net cash used for financing of $15.9 million in 1999 and $69.7 million in 1998. The increase in 2000 was primarily the result of additional debt repayment of $99.7 million in 1999, partially offset by $25.9 million used for the repurchase of common stock in 2000. The decrease in 1999 was primarily due to a net increase of $36.5 million in notes payable and long-term debt in 1999 compared to a net decrease of $20.6 million in 1998.

   For the first half of 2001, we funded our operating losses and other cash requirements primarily through borrowings under our bank credit agreements. On June 29, 2001, we entered into a bank credit facility providing for aggregate borrowings of up to $400.0 million. Our bank credit facility is comprised of a four-year term loan, in the amount of $200.0 million, and a three-year revolving line of credit of up to $200.0 million, including a $110.0 million subfacility for letters of credit, usage of which reduces availability under the revolving line of credit. Our obligations under the bank credit facility are secured by approximately 130,000 acres of our timberlands in Arkansas and our accounts receivable and inventory. As of September 30, 2001, $200.0 million was outstanding under the four-year term loan, no borrowings were outstanding under the revolving line of credit and approximately $103.0 million of the revolving line of credit was used to support outstanding letters of credit. These letters of credit provide credit enhancement for a portion of our outstanding industrial revenue bonds.

   Concurrent with the closing of our bank credit facility, we sold $250.0 million of our senior subordinated notes due 2011 in an institutional private placement. The notes are unsecured obligations and are subordinated to our senior notes and bank credit facility. The notes bear interest at a rate of 10% per annum, payable semiannually, and are redeemable, at our option, in whole or in part, at any time on or after July 15, 2006 at varying redemption prices.

   Both the agreement governing our bank credit facility and the indenture governing our senior subordinated notes contain certain covenants that, among other things, restrict our ability and our subsidiaries' ability to create liens, merge or consolidate, dispose of assets, incur indebtedness and guarantees, pay dividends, repurchase or redeem capital stock and indebtedness, make certain investments or acquisitions, enter into certain transactions with affiliates, make capital expenditures or change the nature of our business. Our bank credit facility also contains financial maintenance covenants establishing a maximum funded indebtedness to capitalization ratio, a minimum consolidated net worth requirement, and a minimum fixed charge coverage ratio. Events of default under our bank credit facility and the indenture include, but are not limited to, payment defaults, covenant defaults, breaches of representations and warranties, cross defaults to certain other material agreements and indebtedness, bankruptcy and other insolvency events, material adverse judgments, actual or asserted invalidity of security interests or loan documentation, and certain change of control events involving our company.

   We used the gross proceeds from the sale of the senior subordinated notes and initial borrowings under the new bank credit facility to (i) repay all outstanding indebtedness under our pre-existing bank credit facilities,
(ii) pay transaction costs relating to our new bank credit facility and the notes offering, and (iii) fund an interest-bearing escrow account with $96.6 million, the use of which is restricted to the repayment of our $100 million 6.25% Debentures due March 15, 2002. We expect that any borrowings under the revolving credit facility will be used for working capital and other corporate purposes.

   On August 10, 2001, the board of directors of the company announced that our third quarter dividend would be $.15 per share, representing a 66% decrease from the previous quarterly dividend rate of approximately $.435 per share. The dividend rate is set by the board on a quarterly basis taking into account a variety of factors, including, among other things, conditions in the forest products industry and the economy generally, our operating results and cash flows, anticipated capital expenditures and compliance with the terms of our bank credit facility and senior subordinated notes that limit the payment of dividends on our common stock. Although we expect to continue to pay dividends at the reduced rate, our dividend rate is subject to change from time to time based on the board's business judgment with respect to these and other relevant factors.

   We believe that our cash, cash flow from operations and available borrowings under our new revolving credit facility will be sufficient to fund our operations, capital expenditures and debt service obligations for the next twelve months and for the foreseeable future. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that we will remain in compliance with the financial covenants in our bank credit facilities so that future borrowings thereunder will be available to us. This will be dependent upon our future financial performance, which will be affected by general economic, competitive and other factors, including those discussed above under "Risk Factors," many of which are beyond our control.

   During the first quarter of 2001, Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., Moody's Investors Service Inc. and Fitch, Inc. completed a review of their ratings on our senior unsecured long-term debt. As a result of the review, at the end of March 2001, Standard & Poor's and Fitch adjusted their ratings on this debt from BBB+ to BBB and Moody's adjusted its rating from Baa1 to Baa3. On April 3, 2001, Standard & Poor's placed our debt on CreditWatch with negative implications, and, on June 8, 2001, Standard & Poor's adjusted their ratings on our senior unsecured long-term debt and our corporate credit rating from BBB to BBB- and retained the debt on CreditWatch with negative implications. On June 11, 2001, Fitch adjusted its ratings on our senior unsecured long-term debt from BBB to BBB-. On June 15, 2001, Moody's changed their outlook on our debt rating from stable to negative. On the same date, Moody's also assigned a Baa2 rating to our bank credit facilities. These changes in our debt ratings have increased our borrowing costs.

   It is our practice to periodically review strategic and operational alternatives to improve our operating results and financial position. In this regard, we consider and plan to continue to consider, among other things, adjustments to our capital expenditures and overall spending, the restructuring of our operations to achieve greater efficiencies and the disposition of assets that may have greater value to others. We cannot assure you that we will be successful in implementing any new strategic or operational initiatives or, if implemented, that they will have the effect of improving our operating results and financial position.

   Since December 1999, we have been authorized under a stock repurchase program to repurchase up to two million shares of our common stock. Under the plan, purchases of common stock may be made from time to time through open market and privately negotiated transactions at prices deemed appropriate by management, and through our put option program. Through September 30, 2001, a total of 860,900 shares have been acquired under the program. On October 3, 2001, we purchased 50,000 shares in settlement of our remaining outstanding put option contracts. We do not expect to repurchase additional common stock in the foreseeable future.

Market Risks of Financial Instruments

   Our exposure to market risks on our financial instruments is limited to interest rate changes on variable rate debt and outstanding debt under our credit lines as in effect on September 30, 2001, equity price risk on put option contracts associated with our common stock repurchase program and price risk related to derivative financial instruments we use to manage energy costs. As of September 30, 2001, we had approximately $299.9 million of variable rate debt and credit line debt outstanding. The interest rates applied to these borrowings are adjusted often and therefore react quickly to any movement in the general trend of market interest rates. Interest expense incurred annually related to our variable rate debt and credit lines is dependent upon the amount outstanding during the year and the extent to which interest rates rise or fall. The maturity for debt issued under the credit lines is September 2001 through June 2005, while the variable rate debt has maturities beginning in 2007 and extending through 2030. All of our other long-term debt is fixed-rate and therefore changes in market interest rates do not expose us to risk for these financial instruments. The exposure to equity price risk on put option contracts associated with our common stock is immaterial due to the limited number of such contracts outstanding. The fair value of our derivative financial instruments are directly affected by the market for natural gas, rising and falling as natural gas prices rise and fall. Accordingly, our market exposure in this area depends upon the number of derivative financial instruments we have outstanding at any point in time and the favorable or unfavorable terms contained in the instruments relative to the current market prices for natural gas. As of September 2001, we have derivative financial instruments outstanding which have settlement dates from October 2001 through March 2002. For the quarter ended September 30, 2001, we recorded expense in the amount of $.2 million related to these instruments.

                               INDUSTRY OVERVIEW

   The following discussion of the forest products industry is intended to provide background information concerning the industry in which we operate. You are cautioned, however, that our business is not necessarily affected by industry trends or other factors discussed below in the same manner or to the same degree as the industry generally. For specific information about our business and operating results, see "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this prospectus. In addition, factual industry information provided below is based on data from specified industry research firms and U.S. government sources. While we consider the sources of this information to be reliable, we have not independently verified its accuracy or completeness.

Timber

   Timber is the primary raw material used in the forest products industry. The primary end-markets for timber harvested in the U.S. are: (i) the housing market, where it is used in the construction of new housing and the repair and remodeling of existing housing and (ii) the pulp and paper market, where it is used as a raw material.

   The supply of timber is limited by access to timber and by the availability of timberlands. The availability of timberlands, in turn, is limited by several factors, including state and federal forest management policies, alternate uses of land, and loss to urban or suburban real estate development.

   The U.S. government is a significant timberland holder, and timber harvested from government lands has played an important role in the supply and demand balance of timber. Heightened environmental awareness in recent years has resulted in the enactment of governmental policies which have reduced the volume of timber harvested from National Forests from over eight billion board feet in 1991 to less than three billion board feet in 2000. The resulting supply decrease has contributed to increased prices for logs and lumber, benefiting forest products companies with private timber holdings.

[Bar chart titled Timber Harvested on The National Forests.
This bar chart indicates the volume of timber measured in billions of board feet that have been harvested from National Forests for the years 1991 through 2000. On the "y" axis are the numbers 1.0., 2.0, 3.0, 4.0, 5.0, 6.0, 7.0, 8.0 and 9.0 spaced equidistantly, each representing the number of board feet in billions harvested from National Forests. On the "x" axis are each of the years 1991, 1992, 1993, 1994, 1995, 1996, 1997, 1998, 1999 and 2000, spaced equidistantly.
Each year's harvested amount is indicated by a solid black, two-dimensional bar on approximately 1/4th of inch wide rising from the "x" axis. The bar chart indicates that in 1991, approximately 8.5 billion board feet of timber was harvested from National Forests; in 1992, approximately 7.3 billion board feet of timber was harvested from National Forests; in 1993, approximately 5.9 billion board feet of timber was harvested from National Forests; in 1994, approximately 4.8 billion board feet of timber was harvested from National Forests; in 1995, approximately 3.9 billion board feet of timber was harvested from National Forests; in 1996, approximately 3.7 billion board feet of timber was harvested from National Forests; in 1997, approximately 3.3 billion board feet of timber was harvested from National Forests; in 1998, approximately 3.3 billion board feet of timber was harvested from National Forests; in 1999, approximately 2.9 billion board feet of timber was harvested from National Forests; and in 2000, approximately 2.5 billion board feet of timber was harvested from National Forests.]
--------
Source: U.S. Department of Agriculture.

   The demand for timber is directly related to the underlying demand for pulp, paper, lumber, panel and other forest products. Population growth and per-capita income levels largely drive the demand for pulp and paper. The demand for lumber and manufactured wood products is primarily affected by the level of new residential construction activity and repair and remodeling activity within the U.S., which, in turn, is impacted by changes in general economic and demographic factors, including interest rates for home mortgages and construction loans.

   The value of logs depends upon the species and diameter of the tree harvested. About two-thirds of all U.S. industrial log production is softwood, obtained from evergreen, needle-bearing trees such as pine, spruce, fir, and hemlock. The remaining third is hardwood, derived from broad-leafed, deciduous trees such as oak, aspen, poplar, gum, and alder. Softwood harvests generate approximately equal amounts of logs and chips, while hardwood yields mostly logs.

   Logs are sold to sawmills to be cut into lumber, while chips are directed to pulp mills to be converted into pulp. Residual chips and sawdust from sawmills serve as additional sources of wood fiber for pulp mills. Pulp manufacturing is often integrated with paper and paperboard production. However, a paper mill may not produce all of its own pulp or it may require a certain type of pulp and will purchase what is called "market pulp" from outside suppliers.

Wood Products

   Wood products companies make products that are used in the construction of new housing and the repair and remodeling of existing housing as well as industrial products. These products can be generally classified into three categories: lumber, structural panels, including oriented strand board, or OSB and plywood, and non-structural panels, including particleboard and medium density fiberboard.

   Wood products consumption has been generally correlated to housing starts and residential improvements and repair activity over the last decade. According to U.S. government data, in the ten year period from 1991 through 2000, U.S. housing starts grew at a 5% compound annual growth rate, while residential improvements and repairs expenditures grew at a 3% compound annual growth rate. Correspondingly, according to Institutional Wood Markets Research, Inc. ("IWMR") and Resource Information Systems, Inc. ("RISI"), two industry research firms, over the same period, the compound annual growth rate for structural panels consumption was 5% and softwood lumber consumption was 3%.

[Bar chart titled U.S. Residential Construction Activity.
This bar chart indicates the number of housing starts in millions and the U.S. Dollar amount of expenditures for residential improvements and repairs for each of the years 1991 through 2000. On the left "y" axis are the numbers 0.8, 1.0, 1.2, 1.4, 1.6, 1.8 spaced equidistantly, each representing the number of housing starts in the United States in millions. On the right "y" axis are the numbers 90, 100, 110, 120 and 130, spaced equidistantly, each representing the U.S. Dollar amount in billions of expenditures for residential improvements and repairs in the United States. On the "x" axis are the years 1991, 1992, 1993, 1994, 1995, 1996, 1997, 1998, 1999 and 2000 spaced equidistantly. Rising from the "x" axis for each year are two bars, each approximately 1/4th of inch wide. One is solid black and the other outlined white. The solid black bar indicates the number of housing starts in millions in the United States, while the outlined white bar indicates the expenditures in billions of U.S. Dollars in the United States for residential improvements and repairs. The bar chart indicates that in 1991, U.S. housing starts were approximately 1.0 million and expenditures for residential improvements and repairs were approximately $97.5 billion; in 1992, U.S. housing starts were approximately 1.2 million and expenditures for residential improvements and repairs were approximately $103.7 billion; in 1993, U.S. housing starts were approximately 1.3 million and expenditures for residential improvements and repairs were approximately $108.3 billion; in 1994, U.S. housing starts were approximately 1.5 million and expenditures for residential improvements and repairs were approximately $115.0 billion; in 1996, U.S. housing starts were approximately 1.5 million and expenditures for residential improvements and repairs were approximately $111.7 billion; in 1997, U.S. housing starts were approximately 1.5 million and expenditures for residential improvements and repairs were approximately $118.6 billion; in 1998, U.S. housing starts were approximately 1.6 million and expenditures for residential improvements and repairs were approximately $124.0 billion; in 1999, U.S. housing starts were approximately 1.6 million and expenditures for residential improvements and repairs were approximately $124.0 billion; and in 2000, U.S. housing starts were approximately 1.6 million and expenditures for residential improvements and repairs were approximately $127.3 billion.]
--------
Source: International Wood Markets Research, Inc. (1991-1999); Resource Information Systems, Inc. (2000)

Structural Panels

   Structural panels are panel products used in applications where physical properties are more important than appearance. Up until the late 1980s, plywood dominated the structural panel market. Since then, OSB has become an economical alternative to plywood because of its comparable performance attributes. OSB is manufactured by processing logs into uniform strands that are then coated with wax and resin, "oriented" into a mat and permanently bonded under heat and pressure. The oriented strands give OSB its structural strength. The relatively abundant and fast growing deciduous trees and under-utilized coniferous trees used to make OSB are much less expensive than the logs used to make plywood.

   OSB consumption has increased over the last decade as a result of greater acceptance of OSB as a substitute for plywood, greater production capacity to meet rising panel demand and a strong North American economy.

According to IWMR, the U.S. structural panel market share of OSB, as measured by consumption, has increased from 28% in 1991 to 52% in 2000.

[Bar chart titled U.S. Structural Panel Consumption.
This bar chart indicates the plywood consumption as compared to consumption of OSB in billions of square feet for each of the years 1991 through 2000. On the "y" axis are the numbers 0, 5, 10, 15, 20 and 25 spaced equidistantly, each representing the square feet in billions consumed of plywood or OSB, respectively. On the "x" axis are the years 1991, 1992, 1993, 1994, 1995, 1996, 1997, 1998, 1999 and 2000 spaced equidistantly. Rising from the "x" axis for each year are two bars, each approximately 1/4th of inch wide. One is solid black and the other outlined white. The solid black bar indicates the amount of plywood consumed in the United States, while the outlined white bar indicates the amount of OSB consumed in the United States. The bar chart indicates that in 1991, plywood consumption in the United States was approximately 17.2 billion square feet while OSB consumption was approximately 6.6 billion square feet; in 1992, plywood consumption in the United States was approximately 17.7 billion square feet while OSB consumption was approximately 8.2 billion square feet; in 1993, plywood consumption in the United States was approximately 17.7 billion square feet while OSB consumption was approximately 9.0 billion square feet; in 1994, plywood consumption in the United States was approximately 18.8 billion square feet while OSB consumption was approximately 10.0 billion square feet; in 1995, plywood consumption in the United States was approximately 18.0 billion square feet while OSB consumption was approximately 11.0 billion square feet; in 1996, plywood consumption in the United States was approximately 17.8 billion square feet while OSB consumption was approximately 13.6 billion square feet; in 1997, plywood consumption in the United States was approximately 16.7 billion square feet while OSB consumption was approximately 15.6 billion square feet; in 1998, plywood consumption in the United States was approximately 17.0 billion square feet while OSB consumption was approximately 17.6 billion square feet; in 1999, plywood consumption in the United States was approximately 17.9 billion square feet while OSB consumption was approximately 19.0 billion square feet; and in 2000, plywood consumption in the United States was approximately 17.4 billion square feet while OSB consumption was approximately 19.1 billion square feet.]
--------
Source: International Wood Markets Research, Inc. (1991-1998); Resource Information Systems, Inc. (1999-2000)

   According to data from IWMR and RISI reflected in the table below, North American structural panel prices fluctuated considerably during the 1990s. Starting at recession lows in 1991, prices increased to record levels by 1994. The upward pricing trend was especially pronounced for OSB, but plywood prices were also strong. Prices started to fall in 1995, and by 1997, OSB prices had dropped precipitously, while plywood prices remained relatively stable. This decline reflected a moderate weakening in demand in 1995, and a surge in OSB capacity resulting from the high profitability of OSB in 1993-1994.

[Line Graph titled U.S. Structural Panel Prices.
This line graph compares the year-to-year movement in price of OSB U.S. North Central 7/16" basis to Western Plywood Douglas Fir 1/2" basis. On the "y" axis are the numbers 50, 100, 150, 200, 250, 300, 350, 400 and 450, spaced equidistantly. Each number on the "y" axis indicates the price in U.S. Dollars per 1000 square feet of OSB U.S. North Central 7/16" basis and Western Plywood Douglas Fir 1/2" basis, respectively. On the "x" axis are the years 1991, 1992, 1993, 1994, 1995, 1996, 1997, 1998, 1999 and 2000 spaced equidistantly. The line graph indicates that in 1991, the price of OSB U.S. North Central 7/16" basis was approximately $149 per 1000 square feet while the price of Western Plywood Douglas Fir 1/2" basis was approximately $225 per 1000 square feet; in 1992, the price of OSB U.S. North Central 7/16" basis was approximately $225 per 1000 square feet while the price of Western Plywood Douglas Fir 1/2" basis was approximately $275 per 1000 square feet; in 1993, the price of OSB U.S. North Central 7/16" basis was approximately $230 per 1000 square feet while the price of Western Plywood Douglas Fir 1/2" basis was approximately $315 per 1000 square feet; in 1994, the price of OSB U.S. North Central 7/16" basis was approximately $250 per 1000 square feet while the price of Western Plywood Douglas Fir 1/2" basis was approximately $325 per 1000 square feet; in 1995, the price of OSB U.S. North Central 7/16" basis was approximately $230 per 1000 square feet while the price of Western Plywood Douglas Fir 1/2" basis was approximately $320 per 1000 square feet; in 1996, the price of OSB U.S. North Central 7/16" basis was approximately $175 per 1000 square feet while the price of Western Plywood Douglas Fir 1/2" basis was approximately $300 per 1000 square feet; in 1997, the price of OSB U.S. North Central 7/16" basis was approximately $140 per 1000 square feet while the price of Western Plywood Douglas Fir 1/2" basis was approximately $310 per 1000 square feet; in 1998, the price of OSB U.S. North Central 7/16" basis was approximately $180 per 1000 square feet while the price of Western Plywood Douglas Fir 1/2" basis was approximately $300 per 1000 square feet; in 1999, the price of OSB U.S. North Central 7/16" basis was approximately $240 per 1000 square feet while the price of Western Plywood Douglas Fir 1/2" basis was approximately $375 per 1000 square feet; in 2000, the price of OSB U.S. North Central 7/16" basis was approximately $185 per 1000 square feet while the price of Western Plywood Douglas Fir 1/2" basis was approximately $305 per 1000 square feet.]
--------
Source: International Wood Markets Research, Inc. (1991-1998); Resource Information Systems, Inc. (1999-2000)

Softwood Lumber

   Structural lumber, the main lumber segment in the U.S., accounts for about two-thirds of total U.S. lumber consumption. It consists of dimension lumber, studs, and engineered wood, used primarily in residential construction. Softwood lumber types such as Southern Pine, Douglas fir and Spruce-Pine-Fir, or SPF, are used primarily in structural end-uses due to their strength and commercial availability. Non-structural lumber represents the remaining third of consumption, comprising a wide variety of products including boards, fencing, decking, siding, interior finishing and pallets.

   According to data from IWMR and RISI reflected in the table below, after hitting a peak of 54.8 billion board feet in 1999, U.S. softwood lumber consumption fell 3% to 53.0 billion board feet in 2000. The setback in consumption can be attributed to weakness in mobile home, single-family housing construction, and the residential repair and remodeling markets where both lower usage rates and a drop in activity combined to drive lumber consumption down in 2000.

[Bar chart titled U.S. Softwood Lumber Consumption.
This bar chart indicates the volume of U.S. softwood lumber consumed measured in billions of board feet. On the "y" axis are the numbers 30, 35, 40, 45, 50, 55 and 60 spaced equidistantly, each representing the number of board feet in billions of U.S. softwood lumber consumed. On the "x" axis are each of the years 1991, 1992, 1993, 1994, 1995, 1996, 1997, 1998, 1999 and 2000, spaced equidistantly. Each year's consumed amount is indicated by a solid black, two-dimensional bar of approximately 3/8th of an inch wide rising from the "x" axis. The bar chart indicates that in 1991, approximately 41.9 billion board feet of U.S. softwood lumber was consumed; in 1992, approximately 45.4 billion board feet of U.S. softwood lumber was consumed; in 1993, approximately 45.4 billion board feet of U.S. softwood lumber was consumed; in 1994, approximately 47.7 billion board feet of U.S. softwood lumber was consumed; in 1995, approximately
47.3 billion board feet of U.S. softwood lumber was consumed; in 1996, approximately 49.5 billion board feet of U.S. softwood lumber was consumed; in 1997, approximately 50.9 billion board feet of U.S. softwood lumber was consumed; in 1998, approximately 52.5 billion board feet of U.S. softwood lumber was consumed; in 1999, approximately 54.8 billion board feet of U.S. softwood lumber was consumed; and in 2000, approximately 53.0 billion board feet of U.S. softwood lumber was consumed.]
--------
Source: International Wood Markets Research, Inc. (1991-1998); Resource Information Systems, Inc. (1999-2000)

   The softwood lumber industry is considered highly fragmented, as no single entity has taken a dominant position. As a result, no company has the scale or scope to significantly influence industry inventory levels or capacity as a whole.

   One factor that has affected industry-wide supply and demand in the past is the Softwood Lumber Agreement, or SLA. Prior to April 2001, the SLA constrained Canadian lumber exporters by imposing a quota on four specific Canadian provinces, British Columbia, Alberta, Ontario, and Quebec. As a result, over the past decade Canada's market share of U.S. consumption remained at approximately 33%. One possible result of the expiration of the SLA in March 2001 could be increased competition between Canadian and U.S. producers of softwood lumber, exerting downward pressure on prices.

   Lumber prices are highly volatile due in large part to the seasonal nature of the construction industry and the impact of interest rates and other factors on housing starts. According to data from IWMR and RISI, reflected in the table below, after increasing during the period between 1991 and 1994, softwood lumber prices experienced a significant drop in 1995. Prices increased again in 1996 and remained essentially flat in 1997, and experienced a steep decline in 1998. Prices peaked again in the third quarter of 1999 before trending down in 2000.

[Line Graph titled U.S. Softwood Lumber Prices, S-P-F Western.
This line graph compares the year-to-year movement in price of U.S. softwood lumber, S-P-F Western. On the "y" axis are the numbers 100, 150, 200, 250,
300, 350 and 400, spaced equidistantly. Each number on the "y" axis indicates the price in U.S. Dollars per 1000 board feet of U.S. softwood lumber, S-P-F Western. On the "x" axis are the years 1991, 1992, 1993, 1994, 1995, 1996, 1997,
1998, 1999 and 2000 spaced equidistantly. The line graph indicates that in 1991, the price of U.S. softwood lumber, S-P-F Western was approximately $190 per
1000 board feet; in 1992, the price of U.S. softwood lumber, S-P-F Western was approximately $225 per 1000 board feet; in 1993, the price of U.S. softwood lumber, S-P-F Western was approximately $330 per 1000 board feet; in 1994, the price of U.S. softwood lumber, S-P-F Western was approximately $335 per 1000 board feet; in 1995, the price of U.S. softwood lumber, S-P-F Western was approximately $250 per 1000 board feet; in 1996, the price of U.S. softwood lumber, S-P-F Western was approximately $350 per 1000 board feet; in 1997, the price of U.S. softwood lumber, S-P-F Western was approximately $350 per 1000 board feet; in 1998, the price of U.S. softwood lumber, S-P-F Western was approximately $280 per 1000 board feet; in 1999, the price of U.S. softwood lumber, S-P-F Western was approximately $350 per 1000 board feet; in 2000, the price of U.S. softwood lumber, S-P-F Western was approximately $255 per 1000 board feet.]
--------
Source: International Wood Markets Research, Inc. (1991-1998); Resource Information Systems, Inc. (1999-2000)

Particleboard

   Particleboard is used in the manufacture of furniture, cabinets and floor underlayment, and is a wood panel product consisting of wood particles of various sizes that are bonded together with a synthetic resin or binder under heat and pressure. Particleboard is a versatile, high-quality, low-cost material for numerous non-structural applications. Additionally, the overall increasing quality level of particleboard has allowed manufacturers, especially in the furniture industry, to improve the quality of their products.

   The U.S. composite panel markets, which includes principally particleboard and medium-density fiberboard, continue to experience slow, but steady growth. According to data from IWMR and RISI, over the past ten years, particleboard production in the U.S. has increased by an annual average of over 2%. Since 1996, total North American particleboard supply, as measured by shipments plus offshore imports, has grown 15% from 5.6 billion square feet in 1996 to 6.5 billion square feet in 2000.

Market Pulp

   Market pulp is divided into two basic groups: paper-grade pulp and dissolving or special alpha pulps. Chemical processes produce most paper-grade pulps, although mechanical methods are also used.

   Chemical paper-grade pulps produced in North America can be further divided according to process (kraft/sulfate or sulfite), basic wood type (softwood or hardwood), producing region (northern or southern), and brightness level (bleached, semibleached, or unbleached). The four most important grades of chemical grade pulp are (in decreasing quality, as measured in terms of price): northern bleached softwood kraft (NBSK), southern bleached softwood kraft (SBSK), northern bleached hardwood kraft (NBHK), and southern bleached hardwood kraft (SBHK).

   According to Pulp & Paper 2000, North American Fact Book ("Pulp & Paper"), an industry research publication, chemical paper-grade pulp is the predominant grade of market pulp, with total North American and Scandinavian chemical paper-grade pulp production in 2000 totaling 22.6 million metric tons. The largest percentage of production is from softwood fibers, such as spruce, fir, and pine. Hardwood pulps make excellent printing and writing grades providing bulk and a good printing surface while softwood pulps are known to enhance paper strength.

   According to Pulp & Paper, as reflected in the table below, pulp prices dropped to their lowest levels in the 1990s in 1993, only to rebound in 1994 and 1995 to their highest levels during the 1990s. Prices again dropped precipitously in 1996 and remained relatively flat until trending up in 2000.

[Line Graph titled U.S. Market Pulp Prices, Selected Chemical Paper-Grades. This line graph compares the year-to-year movement in price of NBSK to NBHK. On the "y" axis are the numbers 300, 400, 500, 600, 700, 800 and 900, spaced equidistantly. Each number on the "y" axis indicates the price in U.S. Dollars per metric ton, delivered, of NBSK and NBHK, respectively. On the "x" axis are the years 1991, 1992, 1993, 1994, 1995, 1996, 1997, 1998, 1999 and
2000 spaced equidistantly. The line graph indicates that in 1991, the price of NBSK was approximately $500 per metric ton, delivered, while the price of NBHK was approximately $410 per metric ton, delivered; in 1992, the price of NBSK was approximately $550 per metric ton, delivered, while the price of NBHK was approximately $480 per metric ton, delivered; in 1993, the price of NBSK was approximately $400 per metric ton, delivered, while the price of NBHK was approximately $350 per metric ton, delivered; in 1994, the price of NBSK was approximately $680 per metric ton, delivered, while the price of NBHK was approximately $600 per metric ton, delivered; in 1995, the price of NBSK was approximately $890 per metric ton, delivered, while the price of NBHK was approximately $800 per metric ton, delivered; in 1996, the price of NBSK was approximately $600 per metric ton, delivered, while the price of NBHK was approximately $500 per metric ton, delivered; in 1997, the price of NBSK was approximately $600 per metric ton, delivered, while the price of NBHK was approximately $510 per metric ton, delivered; in 1998, the price of NBSK was approximately $550 per metric ton, delivered, while the price of NBHK was approximately $520 per metric ton, delivered; in 1999, the price of NBSK was approximately $545 per metric ton, delivered, while the price of NBHK was approximately $500 per metric ton, delivered; in 2000, the price of NBSK was approximately $700 per metric ton, delivered, while the price of NBHK was approximately $680 per metric ton, delivered. Below the line graph is a footnote indicating that the source for the information contained in the line graph is the Pulp & Paper 2000, North American Factbook.]
--------
Source: Pulp & Paper 2000, North American Factbook

   The market pulp sector is highly cyclical, characterized by sharp inventory swings, production downtime, fluctuating exchange ratios, and prices. Market pulp cycles are loosely related to underlying supply and demand conditions and to the general economy. Production levels for paper and paperboard directly affect demand for market pulp.

Coated Papers

   Coated papers are primarily used in media and marketing applications including corporate annual reports, high-end advertising brochures, magazines and catalogs, and direct mail advertising.

   Coated papers are segmented into two main categories based on price and quality: coated groundwood papers, which are made from 10% or more of mechanical pulp, and coated free-sheet papers which are made only from chemically treated pulp. Chemically treated pulp produces brighter and stronger paper than groundwood pulp. Coated papers are further segmented into six product grades, the highest being Premium, which is characterized by the highest quality and brightness, and grades No. 1 through No. 5, which are characterized by decreasing quality and brightness. Each grade is produced in a variety of basic weights per sheet size and finish that can be gloss, dull or matte. The coating process changes the gloss, ink absorption, texture and opacity of the paper to meet the performance requirements of each customer group.

   In 2000, the coated papers industry underwent significant consolidation, with North America's largest paper producer, International Paper, acquiring Champion International Corp. and Stora Enso Oyj of Finland, Europe's leading producer, acquiring North America's then-number two producer, Consolidated Papers, Inc. According to Pulp & Paper, in 2000, the top-five North American coated paper producers represented 62% of total North American capacity.

[Line Graph titled U.S. Coated No. 1 Prices.
This line graph compares the year-to-year movement in price of U.S. No. 1 coated papers. On the "y" axis are the numbers 1,400, 1,450, 1,500, 1,550, 1,600, 1,650, 1,700, 1,750 and 1,800 spaced equidistantly. Each number on the "y" axis indicates the price in U.S. Dollars per ton, sheets, of U.S. coated No.1 papers. On the "x" axis are the years 1991, 1992, 1993, 1994, 1995, 1996,
1997, 1998, 1999 and 2000 spaced equidistantly. The line graph indicates that in 1991, the price of U.S. No.1 papers was approximately $1,600 per ton, sheets; in 1992, the price of U.S. No.1 papers was approximately $1,450 per ton, sheets; in 1993, the price of U.S. No.1 papers was approximately $1,500 per ton, sheets; in 1994, the price of U.S. No.1 papers was approximately $1,525 per ton, sheets; in 1995, the price of U.S. No.1 papers was approximately $1,675 per ton, sheets; in 1996, the price of U.S. No.1 papers was approximately $1,610 per ton, sheets; in 1997, the price of U.S. No.1 papers was approximately $1,590 per ton, sheets; in 1998, the price of U.S. No.1 papers was approximately $1,585 per ton, sheets; in 1999, the price of U.S. No.1 papers was approximately $1,650 per ton, sheets; in 2000, the price of U.S. No.1 papers was approximately $1,675 per ton, sheets. Below the line graph is a footnote indicating that the source for the information contained in the line graph is the Pulp & Paper 2000, North American Factbook.]
--------
Source: Pulp & Paper 2000, North American Factbook

   Like most products in the forest products industry, coated paper demand and pricing is cyclical. Demand for coated paper is generally correlated with domestic economic conditions and more specifically to consumption in end-use markets such as magazine and book publications, food and consumer packaging, and business papers. Domestic prices are driven by supply and demand, as well as the U.S. dollar's relative strength against foreign currencies, particularly the Euro, as foreign producers can benefit from foreign currency devaluation when exporting product to the U.S. For example, according to data from RISI, coated two-sided printing paper imports accounted for 20% of domestic consumption in 2000, which represents over a 50% increase in market share over the four years since 1996, when imports represented 13% of total U.S. consumption. In addition to favorable currency exchange rates, the growth in imports was fueled by the strong domestic economy. Having hit a peak in 1995 of $1,680 per ton from less than $1,440 per ton in 1992, pricing for No. 1 coated papers has been somewhat less volatile with a relatively high floor of approximately $1,600 per ton established in 1997. Since 1997, prices have trended upward towards 1995 levels.

Bleached Paperboard

   The bleached paperboard market has four main product categories: liquid packaging, folding carton, cup and plate stock, and containers. Lightweight varieties of bleached paperboard called bleached bristols are used for coated book cover stock, greeting cards, postcards, trading cards, business cards, and the like. According to data from Pulp & Paper, in 1999, five companies in the U.S. bleached paperboard market controlled 80% of the North American capacity, and the top ten companies held an estimated 96% share.

   The increasing demand for recycled and unbleached packaging products and increased price competition among the major grades of paperboard are challenges facing bleached paperboard companies. According to data from Pulp & Paper, in 1994, domestic production reached 638,000 tons, but production declined to 562,000 tons in 1996. Domestic production has climbed back to 581,000 tons in 1999. According to the U.S. Department of Agriculture, paperboards' total share of fluid milk packaging shifted from 78% in 1971 to 21% in 1997, whereas the market share of plastic containers increased from 15% to 79% during this same period. Although carton use for milk packaging has declined, other types of liquid packaging are growing. This is especially true for juice drinks, where paperboard can maintain freshness and quality on par with plastics and provide a better surface for graphics.

   As with liquid packaging, bleached paperboard has faced heavy competition from plastics in the disposable foodservice market. After losing market share for a number of years, total sales and volume shipments of paper cups, plates, trays and food containers have edged up in the past few years. According to data from Pulp & Paper, production of bleached paperboard used to manufacture these products for the domestic market was approximately 1.2 million tons in 1999, a 7% increase over 1998. In an attempt to counter competition from plastics, the paper industry has concentrated on improving the strength, appearance, and design of its cups and other foodservice products.

   A reference price for bleached paperboard is the price of 16 pt. coated folding carton stock. These prices historically have risen and fallen in relation to U.S. economic cycles and the industry's supply-demand balance. According to data from Pulp & Paper, as reflected in the table below, bleached paperboard pricing reached a peak of $930 per ton during the second quarter of 1995 before sliding gradually to $740 per ton in the first two quarters of 1999. Prices did recover modestly starting in the third quarter of 1999, ultimately reaching $870 per ton in the third quarter of 2000.

[Line Graph titled U.S. 16 Pt. Bleached Kraft Paperboard Prices.
This line graph compares the year-to-year movement in price of U.S. 16 pt. bleached kraft paperboard. On the "y" axis are the numbers 600, 700, 800, 900 and 1000 spaced equidistantly. Each number on the "y" axis indicates the price in U.S. Dollars per ton, rolls, of U.S. 16 pt. bleached kraft paperboard. On the "x" axis are the years 1991, 1992, 1993, 1994, 1995, 1996, 1997, 1998, 1999 and
2000 spaced equidistantly. The line graph indicates that in 1991, the price of U.S. 16 pt. bleached kraft paperboard was approximately $850 per ton, rolls; in 1992, the price of U.S. 16 pt. bleached kraft paperboard was approximately $730 per ton, rolls; in 1993, the price of U.S. 16 pt. bleached kraft paperboard was approximately $690 per ton, rolls; in 1994, the price of U.S. 16 pt. bleached kraft paperboard was approximately $720 per ton, rolls; in 1995, the price of U.S. 16 pt. bleached kraft paperboard was approximately $880 per ton, rolls; in 1996, the price of U.S. 16 pt. bleached kraft paperboard was approximately $800 per ton, rolls; in 1997, the price of U.S. 16 pt. bleached kraft paperboard was approximately $790 per ton, rolls; in 1998, the price of U.S. 16 pt. bleached kraft paperboard was approximately $780 per ton, rolls; in 1999, the price of U.S. 16 pt. bleached kraft paperboard was approximately $790 per ton, rolls; in 2000, the price of U.S. 16 pt. bleached kraft paperboard was approximately $850 per ton, rolls. Below the line graph is a footnote indicating that the source for the information contained in the line graph is the Pulp & Paper 2000, North American Factbook.]
--------
Source: Pulp & Paper 2000, North American Factbook

Tissue

   Tissue paper is used principally for the manufacture of bathroom tissue, facial tissue, napkins and paper towels. According to data from Pulp & Paper, from 1994 to 1999, total shipments for the U.S. tissue industry increased from
6.1 million tons to 6.8 million tons, a compound annual growth rate of over 2%.

   Tissue products are generally divided into two categories, consumer and commercial/industrial. Consumer tissue accounts for two-thirds of the U.S. tissue market and is purchased at retail outlets such as supermarkets, drug stores and mass merchandisers. According to Information Resources, Inc.'s ("IRI") InfoScan Reviews data service, consumer tissue accounted for $8.9 billion in total U.S. dollar sales for the 2000 calendar year. Bathroom tissue represents 48% of these $8.9 billion total U.S. consumer tissue dollar sales, followed by paper towels with 30%, and facial tissue and napkins making up the remaining 22%.

   The commercial/industrial market consists of products sold at wholesale to janitorial supply companies, hotels, offices, restaurants, factories, airports, the health care industry, schools, and government offices. The commercial/industrial market represented approximately $2.7 billion in total U.S. dollar tissue sales for the 2000 calendar year or about one-third of the total U.S. tissue market. In 2000, according to Pulp & Paper, paper towels represented 44% of shipments in the commercial/industrial market, followed by bathroom tissue with 30%, and napkins and facial tissue representing the remaining 26%.

   Private label tissue represents a niche of the consumer tissue market with, based on data from IRI, U.S. sales over $1.0 billion in 2000. Private label products are marketed under the brand names of supermarkets, drug stores and mass merchandisers. Total U.S. private label dollar sales, as a percentage of the consumer tissue category dollar sales, have increased from 11.6% in calendar year 1994 to 13.3% in calendar year 2000 according to InfoScan Reviews data from IRI. Prices for commercial and consumer tissue paper products are significantly impacted by a number of factors, including raw material costs, industry capacity, operating rates, demand, general economic conditions, and product characteristics.

                                   BUSINESS

Our Company

   Potlatch Corporation, founded in 1903 in Potlatch, Idaho, is a vertically integrated and diversified forest products company. Our 6,300 employees manage approximately 1.5 million acres of timberlands and operate 22 manufacturing facilities located principally in Arkansas, Idaho, and Minnesota. We convert wood fiber into two broad product lines: (a) commodity and specialized wood products, including oriented strand board, or OSB, lumber, plywood and particleboard; and (b) bleached pulp products, including kraft pulp, paperboard, coated printing papers, and consumer tissue products. Our business is organized into four segments:

  . Resource segment manages our 1.5 million acres of timberlands located in Arkansas, Idaho and Minnesota and our 22,000 acre hybrid poplar plantation in Oregon that is being developed as an alternative source of fiber. It is the Resource segment's responsibility to procure wood from our own timberlands as well as from third parties for all of our manufacturing facilities and to ensure that our timberlands are managed for the highest and best use. Our timberlands provided approximately 55% of log requirements for our sawmill and plywood manufacturing facilities in 2000 and an average of 67% over the past five years. Including the raw materials used for pulp, OSB and particleboard, the percentages our timberlands supplied to all of our manufacturing facilities were 30% in 2000 and an average of 41% over the past five years. We believe this level of self-sourcing mitigates our risk of fiber shortages in challenging market conditions.

  . Wood Products segment manufactures and distributes commodity and specialized OSB, industrial plywood, commodity and specialized lumber and particleboard produced by eleven facilities located in Arkansas, Idaho and Minnesota.

  . Printing Papers segment produces and markets highline coated printing papers, primarily used for high-end printing needs, such as annual reports, showroom catalogs, art reproductions and high-quality advertising from our mills in Cloquet and Brainerd, Minnesota. We believe that one of our highline paper brands, McCoy, is among the most well-recognized brands in the market today. In addition, we completed construction of a state-of-the-art premium-grade pulp mill in December 1999 at our Cloquet, Minnesota facility. Cloquet provides high-quality pulp for both of our Minnesota paper mills, and sells more than 35% of its bleached hardwood pulp in the open market.

  . Pulp and Paper segment produces premium and various other grades of private label household tissue products primarily for sale to retail grocery chains such as Albertson's, Kroger and Safeway. We supply substantially all of the private label tissue products sold by Safeway and Albertson's nationwide and substantially all of Kroger's private label tissue in the western U.S. Based on grocery store scan data, in 2000 we supplied over 88% of the private label tissue sold in grocery stores in the western U.S., and 38% of the private label tissue sold in grocery stores nationwide. This segment also manufactures and sells high-quality bleached paperboard stock for use in the packaging of liquids, foods and dry goods, including milk, juice, food products, pharmaceuticals, toiletries, and other consumable goods, as well as conversion into paper cups and plates. The segment also sells a relatively small amount of bleached softwood market pulp to the extent it is not used by the segment in the production of paperboard and tissue.

Our Strategy and Strengths

   Our strategy is to maximize the value of our timberland resources and to achieve the highest level of profitability for our broad range of paper and wood products. Key components of this strategy include quality production and customer-focused sales, with an emphasis on product lines in which we can be a low cost producer, particularly those with higher profit margins. Our competitive strengths that underlie our strategy include:

   Secure Fiber Supply. We have a secure fiber supply for a significant portion of our needs due to our ability to self-source a large percentage of raw materials, which is particularly useful in times of short supply in the market. We own 671,000 acres in Idaho, 501,000 acres in Arkansas, and 337,000 acres in Minnesota. The wood fiber needs of our manufacturing facilities are sourced in varying degrees, based on market dynamics and mill location, from our own timberlands and from third parties. Our timberlands provided 55% of log requirements for our sawmill and plywood manufacturing facilities in 2000 and an average of 67% over the past five years. Including the raw materials used for pulp, OSB and particleboard, the percentages our timberlands supplied to all of our manufacturing facilities were 30% in 2000 and an average of 41% over the past five years. Another aspect of our strategy to ensure our long-term fiber supply is to only harvest our timberlands at sustainable yield levels.

   Cost-Competitive Facilities. We have recently completed a significant multi-year capital investment program that has resulted in many of our facilities operating at increased efficiency. In an effort to become a low-cost competitive producer, we have invested over $2.0 billion during the last 15 years to modernize and maintain our plants and equipment, including more than $910.0 million over the past five years. Additionally, as a result of higher capital investment in the past, we expect that relatively little maintenance capital will need to be invested at our mills for the foreseeable future. In general, the culmination of this extensive program provides us with technologically modern and cost-competitive manufacturing facilities. In addition to capital investments, we have undertaken aggressive actions to increase overall mill efficiency, including workforce reductions, closure of a non-competitive mill and re-allocation of production, and have implemented a strategy to increase our internal electrical generation by better utilizing existing capacity. These and other strategic initiatives have resulted in a significant reduction in our manufacturing costs.

   Superior Quality and Service. Although we maintain quality standards across all product lines, management's operating philosophy for our more specialized products (including highline coated printing papers and premium private label household tissue products) is to target higher-end niche markets where our products successfully compete largely on the basis of superior quality and customer service. For example, we believe that our consumer tissue business produces some of the highest-quality private label consumer tissue products in the U.S. In addition, we believe that we produce some of the highest quality highline coated papers in North America. Our mills in Minnesota rank among the highest-quality, and one of our highline paper brands, McCoy, is among the most well-recognized brands in the market today. We have a significant market presence in both the private label tissue market, where, based on grocery store scan data, we were the largest grocery store provider in the western U.S. in 2000, and in printing papers, where we are one of the largest domestic suppliers by volume of Premium and No. 1 coated printing papers. We compete in these markets not only on the basis of price, but also on product quality and customer service.

   Product Diversity. As an integrated forest products company, we produce a wide variety of paper and wood products, ranging from highly specialized value-added products such as highline printing papers and private label tissue to commodity lumber, plywood products and OSB. For 2000, the percentage of net sales for each of our segments, before eliminating intersegment sales, was 16% for the Resource segment, 26% for the Wood Products segment, 24% for the Printing Papers segment, and 34% for the Pulp and Paper segment. We believe that this diversity reduces the effect of cyclicality on our net sales as a whole because the demand and pricing for many of our products have tended to fluctuate at different points in the economic cycle. This cash flow stability has been demonstrated by our relatively stable level of EBITDDA performance over the 1990s when our EBITDDA was between $216.1 and $267.0 million every year, with the exception of 1995 when EBITDDA was $356.6 million.

Our Business Segments

Resource Segment

   The Resource segment manages our 1.5 million acres of timberlands located in Arkansas, Idaho and Minnesota, and a 22,000-acre hybrid poplar plantation in Oregon. This segment produces and procures wood from others for our manufacturing facilities. Since 1999, this segment has been operating as a stand-alone segment, selling wood fiber to our manufacturing facilities at market prices. We believe that this strategy maximizes our timber value and motivates management of our other manufacturing segments to optimize operating efficiencies and identify profitable markets in which to compete.

   Timber and Timberlands. Our 1.5 million acres of timberlands include a wide diversity of softwood and hardwood species, allowing the segment to market the resources to a wide variety of manufacturers.

     Arkansas. We own 501,000 acres of timberlands in Arkansas, which include 130,000 acres of pine plantations, 222,400 acres of naturally regenerated pine forests and 102,600 acres of bottomland hardwoods. These timberlands comprise Southern yellow pine, red oak, white oak and other hardwoods. Our Arkansas timberlands provide 45% of the raw material for our Arkansas sawmills and 26% of our requirements at our Arkansas pulp facility.

     Idaho. We own 671,000 acres of timberlands in Idaho, primarily in the northern portion of the state. Primary species on these lands include grand fir, inland red cedar, Douglas-fir, ponderosa pine, western larch, Engelmann spruce and western white pine. We supply approximately 79% of the log requirements for our wood products facilities located in the state.

     Minnesota. We own 337,000 acres of timberlands in Minnesota with aspen and red pine comprising the primary species grown. Our lands in Minnesota provide approximately 10% of the fiber used in our wood products facilities and pulp mill in Minnesota.

     Oregon. We own a 22,000 acre hybrid poplar plantation in northeastern Oregon. Hybrid poplars produce short, lighter-colored fiber that has applications for many wood and paper products. We intend to sell hardwood sawlogs from these timberlands for conversion into plywood and lumber for furniture manufacturing and other non-structural uses.

   Strategy. The success of the Resource segment is driven by our ability to execute the following components of our strategy:

     Timber Value Maximization. One of the core functions of the Resource segment is to maximize economic returns from our timberlands. We actively manage the volume and timing of our timber harvests throughout the season with the goal of maximizing long-term value to us. We actively monitor market conditions in order to ensure that our logs are directed to the market that will yield the highest value. This goal is accomplished by actively managing our timberlands through intensive silvicultural practices, log merchandising, the divestiture of unproductive or non-core timberlands, acquisitions of strategic timberlands and the pursuit of ancillary revenue sources such as hunting, grazing, mineral or recreational leases. Consistent with our long-term commitment to sustaining forest management, the segment regenerates all harvested lands by either natural means or by replanting as soon as practicable after harvest. We planted
  15.8 million trees during 2000, and more than 94.8 million trees have been planted on our timberlands over the last ten years.

     Land Ownership. At times the value of some of our timberlands may be greater when used for purposes other than timberland operations, or when they are owned by others. Consequently, we periodically review both current and projected values of our timberlands to ensure that we are using the land in a way that is most profitable to us. When appropriate, we expect to engage in divestitures, acquisitions or exchanges of land in order to maximize the economic return to us.

     Managing Potential Restrictions on Right to Harvest. We actively monitor and manage, both directly and through industry associations, potential environmental and regulatory restrictions on the local, state and federal level to ensure the most profitable harvesting and management of our timberlands. We also support best management practices, or BMPs, which have been developed by state regulatory agencies, professional foresters, environmentalists and others. BMPs are local guidelines that outline the best way to build roads, harvest trees and perform other on-the-ground forestry practices. For example, BMPs often require buffer zones along streams to protect water quality and specify road-building practices that minimize impact on the forest. Our foresters follow internal environmental guidelines that meet or exceed BMPs. Our harvest schedules are dictated by the landbase and not by the needs of our manufacturing facilities.

   Marketing and Sale of Fiber. Until 1999, procurement and fee land management were run primarily as a source of fiber for our manufacturing facilities. Management has since created the Resource segment to sell logs and stumpage into the highest value markets. In accordance with this reorganization, new markets for fee timber have been identified. We believe that this focus on achieving the highest returns for our timberlands is leading to increased efficiencies in the Resource segment and our manufacturing segments, as they, in turn, are now required to continually improve performance in order to remain competitive. Beyond efficiently managing our timberlands, the Resource segment also capitalizes on our expertise in regional timber and log acquisitions, sales and exchanges, and provides cost-competitive and reliable procurement services to all of our converting facilities.

   Customers. The segment sells its wood fiber harvested from our timberlands to a variety of paper and forest products companies situated within economically viable transportation distance of our timberlands. These customers range in size from sole proprietorship wholesalers to multinational corporations such as Georgia-Pacific Corporation and International Paper Company. Our own manufacturing segments accounted for 89% of our Resource segment's net sales in 2000.

   Competition. The segment competes with owners of timberlands that operate in areas adjacent to, or near our timberlands ranging from private owners of small tracts of land to some of the largest timberland companies in the U.S., including Plum Creek Timber Company, Inc., International Paper Company, Weyerhaeuser Company and Boise Cascade Corporation. As wood fiber from timberlands are generally commodity products, we compete principally on the basis of price.

   Non-Timber Revenue. We have a number of non-timber sources of revenue. We have granted hunting, recreational, grazing, mineral leases and are actively pursuing conservation easements. These revenues are typically generated without impacting the segment's ability to harvest timber in the most profitable and efficient manner possible.

Wood Products Segment

   Our Wood Products segment manufactures a wide range of commodity and specialty wood products for both industrial and consumer use in eleven facilities located in Arkansas, Idaho and Minnesota.

   Strategy. Our strategy for the Wood Products segment is to compete on the basis of operational efficiency in each mill and by taking advantage of each of our mills' range of competitive advantages which include favorable access to raw materials and production efficiencies. Although our primary emphasis has been to capitalize on our position as a low-cost producer and to focus on our customer service, we intend to explore niche markets for higher gross margin, value-added products such as specialty OSB.

   Facilities. We own and operate eleven wood product manufacturing facilities located near our timberlands.

                                                                        Annual
   Location                                                            Capacity
   --------                                                            ---------
   OSB Mills (msf, 3/8" basis):
     Bemidji, Minnesota...............................................   515,000
     Cook, Minnesota..................................................   435,000
     Grand Rapids, Minnesota..........................................   355,000
                                                                       ---------
       Total.......................................................... 1,305,000
                                                                       =========
   Lumber Sawmills (mbf):
     Prescott, Arkansas...............................................   150,000
     Warren, Arkansas(a)..............................................   170,000
     Lewiston, Idaho..................................................   160,000
     St. Maries, Idaho................................................    90,000
     Bemidji, Minnesota...............................................    85,000
                                                                       ---------
       Total..........................................................   655,000
                                                                       =========
   Plywood Mill (msf, 3/8" basis):
     St. Maries, Idaho................................................   130,000
                                                                       =========
   Particleboard Mill (msf, 3/4" basis):
     Post Falls, Idaho................................................    70,000
                                                                       =========

--------
(a)  There are two mills at this location.

   Products and Markets. The Wood Products segment produces plywood, particleboard, OSB and lumber. Although our current product lines are commodity-oriented in nature, we are now developing new value-added products that use innovative materials, technology and processes. One such product is foil-lined OSB, which is designed to be more energy efficient in winter and summer due to its reflective properties. We believe our value-added products under development will command premium prices.

   Raw Materials. As the transportation of logs is not economically viable beyond approximately 100 miles, each of our mills obtains fiber from the Resource segment and other low-cost providers. For the facilities in Arkansas, approximately 45% of the log supply for each mill is internally sourced and the remainder is sourced from third parties. In Minnesota, approximately 10% of our log supply is sourced from our timberlands, with the remainder supplied by a large number of independent timberlands owners, the State of Minnesota and various counties. In Idaho, approximately 79% of our log requirements are met by timber from our Idaho timberlands, with the remainder being supplied by private timberland owners and the State of Idaho. A significant amount of potentially harvestable timber in Idaho is owned by the federal government, which does not currently permit any significant harvesting of this timber.

   Customers. Our wood products are sold through our sales offices primarily to wholesalers for nationwide distribution. Key customers of our Wood Products segment include regional and national distributors, wholesalers and independent lumber yards. During 2000, no single customer accounted for more than 12% of segment sales.

   Competition. We believe that competitiveness in the wood products industry is largely based on individual mill efficiency, rather than the number of mills operated. For this reason, we believe that we are able to compete effectively with companies that have a larger number of mills than we have such as Louisiana-Pacific Corporation, Weyerhaeuser Company, Georgia-Pacific Corporation and Nexfor Inc. This is due to the fact that it is not economic to transfer wood between or among facilities, which would permit a greater degree of specialization and operating efficiencies. Instead, each facility must utilize the raw materials that are available to it in a relatively limited geographic area. For this reason, we believe that the competitiveness of the Wood

Products segment is a function of the efficiency of our mills and the available resources on a facility-by-facility basis.

Printing Papers Segment

   The Printing Papers segment is one of the domestic market leaders in the production of highline coated papers, which is comprised of Premium and No. 1 grade coated papers. Highline coated papers are used for the highest quality commercial printing applications such as corporate annual reports and automotive brochures. We believe one of our highline brands, McCoy, is among the most well-recognized brands in the market today. Sales of highline grades account for approximately one-third of the segment's tonnage sold. In the third quarter of 2001, we believe, based on available data, that we had a 33% market share in the domestic consumption of highline papers, up from our average in recent years of 23%.

   Strategy. The strategy of the Printing Papers segment is to maintain and grow our position as one of the leading domestic producers of papers for high-end commercial printing applications. We believe that we have secured our current position as a result of superior product quality, dedicated customer service and the development of well-recognized brands.

   Facilities. Our manufacturing facilities are located in Cloquet and Brainerd, Minnesota and we lease distribution facilities in Chicago, Illinois and Salt Lake City, Utah. Each of the manufacturing facilities is equipped with two paper machines, an off-machine coater, and converting equipment. In addition, a new state-of- the-art pulp mill located at the Cloquet facility was completed in late 1999 at a cost of $525.0 million. This new 450,000 ton pulp mill replaced an old 210,000 ton mill which was previously located on the same site. This mill meets substantially all of the pulp requirements of both the Cloquet and Brainerd paper machines. In 2000, the segment purchased approximately 21 percent of the pulp used at its paper mills on the open market. The completion of the Cloquet facility also allows the segment to sell premium quality, bleached hardwood kraft pulp into the open market. We believe that the pulp produced at this mill consists of some of the highest quality pulp available in the market today. Cloquet currently produces more than 1,190 tons per day. If the mill is able to achieve full design production capacity of 1,300 tons per day, we believe the pulp mill would be one of the lowest cost producers in North America. The new pulp mill has reduced pulp manufacturing costs by approximately 25% per ton, compared to the manufacturing costs per ton of the old pulp mill in 1999.

                                                                         Annual
   Location                                                             Capacity
   --------                                                             --------
                                                                          (in
                                                                         tons)
   Pulp Mill:
     Cloquet, Minnesota................................................ 450,000
                                                                        =======
   Paper Mills:
     Cloquet, Minnesota................................................ 230,000
     Brainerd, Minnesota............................................... 160,000
                                                                        -------
       Total........................................................... 390,000
                                                                        =======

   Products and Markets. During 2000, the Printing Papers segment was one of the domestic leaders in the production of highline coated papers, earning a North American market share of approximately 23%, and we believe our McCoy brand is one of the most well-recognized brands in the highline coated papers market. We believe the high quality of the paper we produce has led to significant price premiums and higher margins over our other coated paper grades.

   Raw Materials. The wood and wood chips which provide the fiber for the pulp mill at Cloquet come from a variety of sources in Minnesota, Wisconsin and Canada, including 5% from our own timberlands. Almost all of the wood fiber required for the segment's manufacturing facilities is sourced within 100 miles of the mill. As timberland ownership within this area is significantly fragmented, we have historically experienced little difficulty procuring wood fiber for our operations.

   Customers. The segment sells its paper to more than 20 distributors at over 200 locations throughout the country. Our two largest distributors are Unisource and Xpedx, and our top five distributors account for approximately 64% of this segment's sales. The target end-use customers for our paper include both independent printing companies as well as corporate graphic design and printing centers. Some of the large end-users of our paper include Ford Motor Company and DaimlerChrysler. We work with the end-user of our products and designers to manufacture products according to individual specifications, allowing us to get our products specified for future projects. This strategy allows us to compete effectively on service, quality and price.

   Competition. The segment competes with other producers of paper, including Sappi Limited, Stora Enso Oyj and Mead Corporation. We believe that we compete on the basis of our product quality, dedicated customer service and price.

Pulp and Paper Segment

   Our Pulp and Paper segment is comprised of the bleached pulp and paperboard and consumer tissue product lines.

   Bleached Pulp and Paperboard. We produce bleached paperboard stock, a product used in the high-end segment of the packaging industry due to its strength, brightness and favorable printing and graphic surface features. Bleached paperboard is processed into a variety of end products, including liquid packaging such as milk and juice cartons, paper cups and folding carton products, including food, cosmetic or pharmaceutical cartons and plate stock. We also produce and sell, primarily through agents, bleached softwood market pulp, which is used as the basis for many paper products.

   Strategy. Our bleached paperboard strategy is to target value-added specialized product markets and to allocate production of bleached paperboard across our two mills in order to most efficiently target business opportunities. For example, we have determined that the liquid packaging market provides more pricing stability and higher growth and margin opportunities than other markets available to us. To this end, we have recently shifted production of our liquid packaging to our Lewiston, Idaho facility, whose machines have recently been optimized towards this production, and which has a pulp base that is better suited to producing products with strength and quality characteristics necessary for liquid packaging. In addition, we have recently added coaters to our Lewiston facility, enabling us to sell paperboard to producers of aseptic packaging. Our paperboard for aseptic packaging is sold in the U.S., Mexico and Pacific Rim countries and we believe this product provides opportunities for higher margins and growth. In response to customer needs, we have also recently introduced a higher brightness folding carton stock with improved graphics capabilities which is produced at our Cypress Bend, Arkansas mill.

   Facilities. We produce bleached paperboard in two facilities located in Cypress Bend, Arkansas and Lewiston, Idaho. We believe that our Cypress Bend mill is one of the lowest cost bleached paperboard mills in the country.

                                                                         Annual
                                                                        Capacity
                                                                        --------
                                                                          (in
                                                                         tons)
   Pulp Mills:
     Cypress Bend, Arkansas............................................ 255,000
     Lewiston, Idaho................................................... 500,000
                                                                        -------
       Total........................................................... 755,000
                                                                        =======
   Bleached Paperboard Mills:
     Cypress Bend, Arkansas............................................ 275,000
     Lewiston, Idaho................................................... 355,000
                                                                        -------
       Total........................................................... 630,000
                                                                        =======

   Products and Markets. We sell several grades of paperboard stock to third party converters who process the stock into a variety of end-uses. In addition to the higher-end bleached paperboard used in traditional end-products, we have also been successful in developing specialty grades suited to specific customer's needs. Examples of these specialty grades include:

  . Coated, two-sided paperboard, which has a functional coating applied to the back of the sheet for improved printability;

  . Dual-sized paperboard, designed to impart a higher moisture or water resistance than regular frozen food stock;

  . Preprint liner paperboard, with special creasing and folding characteristics;

  . Raisin stock, a highly-sized paperboard designed to minimize staining when wet raisins are packaged; and

  . Photo-mount paperboard, an acid-free product used for mounting photographic materials.

   Raw Materials. We obtain substantially all of our pulp from the Lewiston and Cypress Bend facilities. We obtain wood fiber from our own timberlands and from third parties.

   Customers. The customers for our bleached paperboard consist of a large number of third party converters located throughout the U.S. and Pacific Rim, which process the paperboard into a variety of finished products. No customer accounts for more than 10% of our net sales of bleached paperboard.

   Competition. Bleached paperboard is manufactured by ten major suppliers in the U.S., two in Canada, as well as numerous international producers. We believe that we, in conjunction with International Paper Company, Westvaco Corporation, Georgia-Pacific Corporation, and Blue Ridge account for over 75% of industry capacity. We believe that our bleached paperboard stock competes on the basis of quality, service and price.

   Consumer Tissue. We manufacture private label premium, value and economy quality facial tissue, paper towels, bathroom tissue and napkins for sale to a number of retail grocery stores and retail companies. Based on grocery store scan data, we have the largest share of the private label tissue market for grocery stores in the western U.S. We supply substantially all of the private label tissue products sold by Safeway and Albertson's nationwide, and substantially all of Kroger's private label tissue in the western U.S. Our goal is to become the preferred supplier of private label consumer tissue in North America.

   Strategy. Our consumer tissue strategy is to capitalize on our leadership position in the private label segment in order to grow our customer base as well as expand with our current customers into new markets, particularly into the eastern U.S. from our western base. We intend to carry out this strategy by providing private label tissue products of quality comparable to leading national brands, dedicated customer service, consumer and market insight, and customer-focused business solutions. The segment is focused on premium tissue products and pursues opportunities where its customers believe that premium private label products can compete effectively with branded products. This strategy is backed by our active product development efforts that have enabled us to compete by consistently providing quality that we believe is at least equivalent to targeted national brands.

   Facilities. Our tissue products are manufactured on three machines at our Lewiston, Idaho facility and are then converted into packaged tissue products at three converting facilities, one in each of Lewiston, Idaho, North Las Vegas, Nevada, and Benton Harbor, Michigan. We believe that the cost structure and size of these machines are competitive for the industry.

                                                                         Annual
                                                                        Capacity
                                                                        --------
                                                                          (in
                                                                         tons)
   Tissue Mill:
     Lewiston, Idaho................................................... 170,000
                                                                        =======
   Tissue Converting Facilities:
     Lewiston, Idaho................................................... 110,000
     North Las Vegas, Nevada...........................................  40,000
     Benton Harbor, Michigan(a)........................................   5,000
                                                                        -------
       Total........................................................... 155,000
                                                                        =======

--------
(a) Leased facility, which commenced operations in May 2001.

   Products and Markets. Our consumer tissue products include a range of facial tissues, bathroom tissues, paper towels and napkins. Based on grocery store scan data, we have an 88% market share of the private label tissue market for grocery stores in the western U.S., and we supply 38% of the private label tissue sold in grocery stores nationwide.

   Raw Materials. Approximately 65% of the pulp we use to make our tissue products is obtained from our Lewiston pulp mill. The remaining portion is purchased on the open market and consists primarily of hardwood pulp, which is used to enhance the quality of the tissue.

   Customers. Our tissue products are marketed through brokers to major retail outlets. We believe the products' quality has strengthened our relationships with several key customers and has given us greater access to additional retailers who have merchandising strategies that are highly focused on quality private label products. The segment's five principal customers account for approximately 82% of the segment's tissue sales.

   We were named corporate brand "Supplier of the Year" for 2000 by Safeway, corporate brand "Supplier of the Year" for 1999 by Albertson's, and corporate brand "Outstanding Supplier" for 1999 by Kroger.

   Competition. Our products compete with branded products such as those produced by Georgia-Pacific Corporation, Kimberly-Clark Corporation and Procter & Gamble Company, as well as other private label producers. Management believes that our products compete on the basis of both quality and price. The pricing for our products is generally below that of nationally branded products, although management believes that the quality of our products is at least equivalent to the quality of targeted nationally recognized brands.

Environmental Laws

 Manufacturing Operations

   We are subject to extensive federal and state environmental regulations at our manufacturing facilities. We endeavor to comply with all environmental regulations and regularly monitor our activities for such compliance. We believe that our manufacturing operations are in compliance, in all material respects, with these laws and regulations. When issues of non-compliance become known to us, we believe that we have taken reasonable steps to ensure that compliance is achieved.

   Environmental impacts at some facilities resulting from current or historic operations may require remediation in the future. In particular, we are subject to a Consent Order from the Idaho Division of

Environmental Quality, or IDEQ, that requires us to conduct an investigation of soil and groundwater contamination at the ash ponds located at our Lewiston, Idaho facility. We are also conducting an investigation of soil and groundwater contamination at a landfill adjacent to that same facility. On August 29, 2001, IDEQ issued a Compliance Schedule Order which requires us to develop and impliment IDEQ-approved plans to investigate and possibly remediate solid waste management units at the facility. Some remediation may be required at the ash ponds and the landfill based on the results of the investigations. Because the investigations are not completed, we cannot quantify the scope or estimate the potential costs of that remediation at this time, although we do not expect that these costs will seriously harm our results of operation or financial condition.

   Compliance with environmental regulations requires capital expenditures as well as additional operating costs. Capital expenditures specifically designated for environmental compliance totaled approximately $17.0 million during 2000 and are budgeted to be approximately $16.0 million in 2001. In addition, we made expenditures for pollution control facilities as part of the construction of the new Cloquet pulp mill and the modernization and expansion of the Cook OSB mill.

   Of our manufacturing facilities, our pulp-based segments are the most highly regulated with respect to environmental matters. In early 1998 the U.S. Environmental Protection Agency (EPA) published the "Cluster Rule" regulations applicable specifically to the pulp and paper industry. These extensive regulations govern both air and water emissions. As recently as January 2001, the EPA issued a new air regulation under the umbrella of the Cluster Rules. Based on an analysis of the regulations, including the most recent air regulation, the condition of our three pulp mills, and the work completed in 2000 and 2001, we estimate the total remaining capital expenditures necessary to comply with the Cluster Rules through 2006 will be approximately $10.0 million, of which approximately $1.5 million has been budgeted for 2001. We do not expect that such compliance costs will have a material adverse effect on our competitive position.

   The U.S. Environmental Protection Agency is considering promulgating regulations covering air emissions from our Wood Products segment that could be similar in scope to the Cluster Rules for the pulp sector. At present, the wood products regulations have not been formally proposed, and accordingly we are unable to quantify the costs to comply with any such regulations.

   Our pulp mill at Lewiston, Idaho, discharges treated mill effluent into the nearby Snake River. By federal law we are required to comply with provisions of a National Pollution Discharge Elimination System (NPDES) permit. As allowed by federal regulations, we are operating under an NPDES permit which expired in 1997, but which continues to be in force until the effective date of a new NPDES permit. Negotiations for a new permit have been ongoing since that time.

   The EPA published a draft NPDES permit in December 1999 which includes an end-of-the-pipe discharge temperature requirement of 68 degrees Fahrenheit, to be achieved within five years of the date a new permit becomes effective. Meeting this requirement would necessitate installation of refrigeration equipment at a total capital cost ranging between $25 million and $30 million. Discussions are ongoing with the EPA and other agencies involved in the reissuance of the NPDES permit. There are regional precedents for a higher temperature limit. Compliance with a higher temperature limit, should it be allowed, can be achieved with process modifications and less costly equipment configurations than refrigeration. If we are required to install and operate the refrigeration equipment, we believe the pulp mill will be substantially less competitive than similar mills, none of which face such requirements, and accordingly could seriously harm our results of operations.

 Timberland Operations

   Timber operations involve the use and storage of various hazardous materials such as herbicides, pesticides, fertilizers and gasoline, and may result in air emissions and discharges of certain materials into streams and other bodies of water. Accordingly, our operations are subject to federal, state and local environmental laws and regulations relating to the protection of the environment. Environmental laws and regulations have changed substantially and rapidly over the last 20 years, and we anticipate that they will continue to become increasingly stringent.

   The Federal Clean Air Act and Clean Water Act, and their state equivalents, may affect timber operations through controls on site preparation activities and regulatory programs designed to reduce waste discharged into bodies of water. For example, the U.S. Environmental Protection Agency and its state counterparts have designated certain bodies of water as "water quality impaired," triggering a requirement to establish Total Maximum Daily Loads ("TMDLs") for such bodies of water. The TMDL process could result in additional limitations being placed on harvesting activities in some or all of the states where we operate.

   In addition, our timber operations are affected by federal and state laws designed to protect wetlands. The Federal Clean Water Act authorizes the regulation of "wetland" areas. Access to timberlands located within a protected wetlands area may be limited, and we may be required to expend substantial sums for the protection of such wetland areas.

   The Federal Endangered Species Act and similar state laws and regulations protect species threatened with possible extinction. A number of species indigenous to our timberlands have been and in the future may be protected under these laws and regulations. The presence of protected species on or near our timberlands may restrict or prohibit timber harvesting, road building and other silvicultural activities on portions of our lands that contain the protected species or abut their habitats. In addition, our timberlands may be affected by regulatory requirements relating to habitats for threatened and endangered aquatic species. Road building and harvesting activities near streams containing such aquatic species may be limited or prohibited due to the perceived impact on sedimentation and water quality. We believe that we are managing our harvesting operations in the areas affected by protected species in substantial compliance with applicable federal and state regulations, and that the presence of such species on our lands will not materially adversely affect our ability to proceed with our current harvest plans.

Employees

   We had approximately 6,300 employees as of September 30, 2001. The work force consisted of approximately 1,500 salaried, 4,700 hourly and 100 temporary or part-time employees. As of September 30, 2001, approximately 60% of the workforce were covered under collective bargaining agreements. Three agreements, covering approximately 1,400 of the union hourly workforce will expire in 2002. We consider our labor relations to be good.

Legal Matters

   We are a party from time to time to various routine legal proceedings. These primarily involve commercial claims, products liability claims, personal injury claims and workers' compensation claims. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of these proceedings, even if determined adversely, would not have a material adverse effect on our business, financial condition and results of operations.

                                  MANAGEMENT

Executive Officers and Directors

   The following table sets forth certain information as of December 15, 2001, with respect to each person who is an executive officer or director of our
Company:

 Name                          Age Title
 ----                          --- -----
                                   Director, Chairman of the Board and Chief
 L. Pendleton Siegel..........  59 Executive Officer
 Richard L. Paulson...........  60 President and Chief Operating Officer
                                   Vice President, Minnesota Pulp and Paper
 Phillip M. Baker.............  41 Division
 Richard K. Kelly.............  54 Vice President, Wood Products Division
                                   Vice President, Consumer Products and
 Craig H. Nelson..............  45 Paperboard Division
 John R. Olson................  53 Vice President, Resource Management Division
                                   Vice President, Finance, Chief Financial
 Gerald L. Zuehlke............  53 Officer and Treasurer
 Richard A. Clarke............  71 Director
 Boh A. Dickey................  57 Director
 Vivian W. Piasecki...........  71 Director
 Gregory L. Quesnel...........  53 Director
 Toni Rembe...................  65 Director
 Reuben F. Richards...........  72 Director
 Judith M. Runstad............  57 Director
 Frederick T. Weyerhaeuser....  70 Director
 Dr. William T. Weyerhaeuser..  58 Director

   L. Pendleton Siegel, Chairman of the Board and Chief Executive Officer. Mr. Siegel was first elected an officer of our Company in 1983 and has served as our Chairman of the Board and Chief Executive Officer since May 1999. From May 1994 to May 1999, he was our President and Chief Operating Officer. Mr. Siegel was elected to our Board of Directors effective November 1997. He is a member of the Finance Committee of our Board of Directors.

   Richard L. Paulson, President and Chief Operating Officer. Mr. Paulson was first elected as an officer in 1992 and has served as President and Chief Operating Officer of our Company since May 1999. From May 1996 through April 1999, he was Vice President of our Minnesota Pulp and Paper Division. Prior to May 1996, he was Vice President of our Consumer Products Division.

   Phillip M. Baker, Vice President, Minnesota Pulp and Paper Division. Mr. Baker was first elected an officer of our Company in 1999 and has served as Vice President of our Minnesota Pulp and Paper Division since May 1999. Prior to May 1999, Mr. Baker was an appointed officer and served in the following positions: from December 1997 through April 1999 Mr. Baker was Vice President, Sales and Marketing for our Minnesota Pulp and Paper Division; from October 1997 through November 1997 he was Vice President, Marketing, for our Minnesota Pulp and Paper Division. From May 1996 through September 1997 he was Director of Purchasing Services. Prior to May 1996, Mr. Baker was the Environmental Manager for our Pulp-Based Operations.

   Richard K. Kelly, Vice President, Wood Products Division. Mr. Kelly was first elected an officer of our Company in 1999 and has served as Vice President of our Wood Products Division, since July 1999. From May 1999 to July 1999 he served as elected Vice President of our Western Wood Products Division. From April 1993 to May 1999, he was an appointed officer and served as Vice President of our Western Wood Products Division.

   Craig H. Nelson, Vice President, Consumer Products and Paperboard Division. Mr. Nelson was first elected an officer of our Company in 1996 and has served as Vice President of our Consumer Products and Paperboard Division since May 2000. From May 1996 through May 2000, he was Vice President of our Consumer Products Division. Prior to May 1996, he was an appointed officer serving as Vice President, Manufacturing of our Consumer Products Division.

   John R. Olson, Vice President, Resource Management Division. Mr. Olson was first elected an officer of our Company in 1999 and has served as Vice President of our Resource Management Division since May 1999. From August 1998 through May 1999 he was an appointed officer serving as Vice President of our Resource Management Division. From August 1992 to August 1998, he was our Poplar Project Manager.

   Gerald L. Zuehlke, Vice President, Finance, Chief Financial Officer and Treasurer. Mr. Zuehlke was first elected an officer of our Company in 1994 and has served as our Vice President, Finance, Chief Financial Officer and Treasurer since June 2000. From June 1994 to June 2000, he was our Treasurer.

   Richard A. Clarke, Director. Mr. Clarke has been a director of our Company since 1985. Mr. Clarke was Chairman of the Board of Pacific Gas and Electric Company (a public utility) from May 1986 through June 1995 and its Chief Executive Officer from May 1986 through June 1994. Mr. Clarke is also a director of CNF, Inc. (a supply chain logistics management company), PG&E Corporation and Pacific Gas and Electric Company.

   Boh A. Dickey, Director. Mr. Dickey has been a director of our Company since 2000. Mr. Dickey has served as Chairman of Certworld, Inc. (an insurance services company) since July 2001. Mr. Dickey was President, Chief Operating Officer and a Director of SAFECO Corporation (an insurance and financial services company) from August 1996 to January 2001, and its Executive Vice President from January 1992 through August 1996.

   Vivian W. Piasecki, Director. Mrs. Piasecki has been a director of our Company since 1992. Mrs. Piasecki was a member of the Board of Overseers for the University of Pennsylvania School of Nursing from January 1991 through January 2000, and a member of the Board of the University of Pennsylvania Medical Center from January 1988 through January 2000.

   Gregory L. Quesnel, Director. Mr. Quesnel has been a director of our Company since 2000. Mr. Quesnel has served as President and Chief Executive Officer of CNF, Inc. (a supply chain logistics management company) since January 1998, was its President and Chief Operating Officer from January 1997 through January 1998, and its Executive Vice President and Chief Financial Officer from January 1994 through January 1997.

   Toni Rembe, Director. Ms. Rembe has been a director of our Company since 1975. Ms. Rembe has been a partner of Pillsbury Winthrop LLP (a law firm) since 1971 and is also a director of SBC Communications Inc., and AEGON N.V.

   Reuben F. Richards, Director. Mr. Richards has been a director of our Company since 1974. Mr. Richards was Chairman of the Board of Terra Industries Inc. (an agricultural company) from May 1983 through April 1996, and Chairman of the Board of Minorco (U.S.A.) Inc. (a natural resources company) from May 1990 through March 1996 and its President and Chief Executive Officer from February 1994 through March 1996. Mr. Richards is also a director of Engelhard Corporation.

   Judith M. Runstad, Director. Mrs. Runstad has been a director of our Company since 1999. Mrs. Runstad has been of counsel to Foster Pepper & Shefelman PLLC (a law firm) since January 1998, and was a partner from 1978 to January 1998. Mrs. Runstad is also a director of Wells Fargo & Co., and SAFECO Corporation (an insurance and financial services company).

   Frederick T. Weyerhaeuser, Director.* Mr. Weyerhaeuser has been a director of our Company since 1960. He was Chairman of the Board and Treasurer of Clearwater Investment Trust (a financial management company) from April 1987 through March 1998, and Chairman of the Board and Treasurer of Clearwater Management Company (an investment advisor) from February 1987 through June 1996.

   Dr. William T. Weyerhaeuser, Director.* Dr. Weyerhaeuser has been a director of our Company since 1990. Dr. Weyerhaeuser was a Clinical Psychologist in Tacoma, Washington from 1975 through December 1998, owner and Chairman of the Board of YCOM Networks (a telephone company) from 1984 through July 2000 and Chairman of the Board of Rock Island Company (an investment company) from July 1994 through June 1998. Dr. Weyerhaeuser is also a director of Clearwater Management Company, Inc., and Columbia Banking System, Inc.
--------
* Dr. William T. Weyerhaeuser and Mr. Frederick T. Weyerhaeuser are first cousins.

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

                       DESCRIPTION OF OTHER INDEBTEDNESS

Our Bank Credit Facilities

   Concurrently with the sale of the Original Notes, we entered into new senior secured credit facilities which we refer to in this prospectus as our bank credit facilities. Our bank credit facilities provide for aggregate borrowings by us of up to $400.0 million. Our bank credit facilities provide for:

  . a revolving three-year credit facility of up to $200.0 million in revolving credit loans and letters of credit; and

  .  a four-year term loan of $200.0 million.

   Prior to the maturity date, funds borrowed under the revolving credit facility may be borrowed, repaid and reborrowed without premium or penalty. The subfacility for letters of credit is limited to $110.0 million in the face amount of the issued and undrawn letters of credit. Under the revolving credit facility, borrowings are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

   As of September 30, 2001, we had letters of credit outstanding in the aggregate amount of $103.0 million. These letters of credit provide credit enhancement for a portion of our outstanding industrial revenue bonds and have the effect of reducing our borrowing capacity under our bank credit facilities. As a result, as of September 30, 2001, we had available borrowing capacity under our $200.0 million revolving credit facility of approximately $97.0 million.

 Maturity

   The revolving credit facility matures on June 29, 2004. The term loan facility matures on June 29, 2005.

 Guarantees; Security

   Our obligations under our bank credit facilities are guaranteed by certain of our subsidiaries. All guarantees are guarantees of payment and not of collection. Our bank credit facilities are secured by, among other things:

  . A first priority perfected security interest in approximately 130,000 acres of our timberlands in Arkansas;

  . A first priority perfected security interest in all our accounts receivable and inventory and all of our guarantors' accounts receivable and inventory; and

  . A first priority perfected security interest in all of the capital stock of certain of our subsidiaries, which capital stock shall not be subject to any other lien or encumbrance.

   The security interest in the Arkansas timberlands permits us to harvest or sell the covered timberlands so long as we substitute timberlands of equal or greater value pursuant to additional documentation and other terms reasonably satisfactory to the administrative agent.

   In addition to the foregoing, upon the earlier of an event of default under our bank credit facilities or a decline in our senior secured debt rating to BB or below from Standard & Poor's or to Ba2 or below from Moody's, we will have to grant the lenders under our bank credit facilities a lien upon all of our other assets. This lien would ratably secure: (i) our bank credit facilities; (ii) any interest rate swap or foreign currency swap or similar agreement we enter into with the lenders of our bank credit facility, and
(iii) loans outstanding under our other indebtedness.

   We will be released from the provisions of these security interests once
(i) we achieve a leverage ratio of less than 3.0 to 1.0 for two consecutive fiscal quarters and (ii) the term loan is fully repaid. If, after the collateral has been released, we have a leverage ratio of greater than 4.5 to 1.0, all of the security interests described above would again be granted to support our bank credit facilities.

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

   Several of the indentures governing our other indebtedness require us to provide equal and ratable security for any outstanding amounts in the event we grant a security interest to other lenders in our Principal Properties, as described below under "--6.25% Debentures." The security interest that we initially provided under our bank credit facilities did not require us to provide security for any of our other currently outstanding indebtedness under the existing indentures.

 Interest; Fees

   Borrowings under our bank credit facilities bear interest at a rate equal to LIBOR, as adjusted for reserve requirements, plus the applicable margin or the base rate plus the applicable margin. The base rate is defined as the higher of (i) the Bank of America prime rate and (ii) the Federal Funds rate plus 0.5%. The applicable margin for (i) revolving credit loans initially shall be 275 basis points for LIBOR loans and 175 basis points for base rate loans, and (ii) term loans initially shall be 275 basis points for LIBOR loans and 175 basis points for base rate loans. Upon our delivery of a covenant compliance report on December 31, 2001, the applicable margin in the case of revolving credit loans would be determined in accordance with a performance pricing grid. We may select an interest period of 1, 2, 3, or 6 months for LIBOR loans, subject to availability. Interest is payable at the end of the selected interest period, but no less frequently than quarterly. A default rate applies on all loans in the event of a default at a rate per annum of 2% above the applicable interest rate.

   Under our bank credit facilities, we will also be required to pay a commitment fee, ranging from 0.40% to 0.75%, on the unused portion of each lender's share of our new revolving credit facility. The commitment fee is payable quarterly in arrears commencing upon closing. We also are charged a letter of credit fee, due quarterly in arrears. Fees are equal to the applicable margin for LIBOR loans on a per annum basis plus a fronting fee of 0.125% per annum to be paid to the letter of credit issuing lender for its own account. Fees are calculated on the aggregate stated amount and stated duration for each letter of credit.

 Prepayments

   We may voluntarily prepay the revolving credit facility in whole or in part at any time without penalty. However, if any prepayment is made with respect to a LIBOR loan, we will be required to compensate the lenders for losses and expenses incurred as a result of such prepayment. If any optional or mandatory prepayment is made with respect to the term loan facility, we are subject to a premium, based on the amount of the prepayment or amount that becomes due. At any time, we may irrevocably cancel all or part of the unutilized portion of the revolving credit facility that is in excess of the stated amount of all letters of credit.

   In addition, we are required to prepay amounts outstanding under our bank credit facilities with net cash proceeds from (i) asset sales, (ii) debt issuances, and (iii) the issuance of our equity stock.

 Covenants

   Our bank credit facilities require us to meet certain financial tests, including, but not limited to covenants restricting our ability and our subsidiaries' ability to create liens, merge or consolidate, dispose of assets, incur indebtedness and guarantees, pay dividends, repurchase or redeem capital stock and indebtedness (including the notes), make certain investments or acquisitions, enter into certain transactions with affiliates, make capital expenditures or change the nature of our business. Our bank credit facilities also contain financial maintenance covenants, including covenants establishing a maximum funded indebtedness to capitalization ratio, a minimum consolidated net worth requirement, and a minimum fixed charge coverage ratio.

 Events of Default

   Our bank credit facilities contain customary events of default, including, but not limited to, payment defaults, covenant defaults, breaches of representations and warranties, cross default to certain other material agreements and indebtedness, bankruptcy and other insolvency events, material judgments, certain ERISA matters, actual or asserted invalidity of security interests or loan documentation, and a change of control of Potlatch.

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

6.25% Debentures

   In 1999, we issued $100.0 million of 6.25% Debentures due March 15, 2002 in exchange for an equivalent amount of notes outstanding previously issued in a private offering. As of September 30, 2001, we had $100.0 million of our 6.25% Debentures outstanding. Our 6.25% Debentures are non-convertible unsecured obligations, and are not subject to redemption prior to maturity or entitled to any sinking fund. Pursuant to our bank credit agreement, we placed $96.6 million of cash into an escrow fund which, together with future accrued interest, is expected to be sufficient to repay the principal amount of our 6.25% Debentures.

   In the indenture pursuant to which our 6.25% Debentures were issued, we agreed, among other things to:

     (i) refrain from creating, assuming or incurring any lien upon any of our Principal Properties whether owned as of the offering of the debentures or thereafter, that together with all outstanding obligations and indebtedness secured by liens exceeds 10% of our consolidated net tangible assets at the end of the immediately preceding fiscal year without making effective provisions whereby the debentures shall be secured equally and ratably with any and all other obligations. Exceptions include (a) liens upon any property or assets owned by any subsidiary when it became a subsidiary; (b) liens on any principal property existing at the time of its acquisition and liens on principal property acquired, constructed or improved which are created contemporaneously with or within 180 days after the completion of such acquisition, improvement or construction to secure or provide payment for the purchase price of property acquired or the cost of such construction or improvement; (c) tax liens, governmental charges, materialmen's, mechanics', landlords' or other like liens securing obligations not overdue or which shall be contested in good faith; (d) various pledges and deposits; (e) any lease; (f) liens in favor of governmental units to secure payments in connection with acquisitions, construction and improvements; (g) easements or similar encumbrances that do not materially impair the use of the principal property; (h) judgement liens for the payment of money not in excess of $10.0 million or those being contested in good faith; (i) liens on timberlands in connection with arrangements to cut or pay for timber in order to provide the lien holder with a specified amount of money; (j) liens in the ordinary course of business relating to the exploring for, developing or producing oil, gas, or other minerals on, or on any interest in, or on any proceeds from the sale of property acquired for such purposes; (k) liens to extend or renew other permitted liens;

     (ii) refrain from sale and leaseback transactions involving any of our principal property unless the proceeds of the sale are at least equal to the fair value of the principal property involved and either (a) an amount equal to the cash portion of the net proceeds of the sale is applied within 180 days to the retirement of funded debt or other debt securities or to the purchase of property other than the principal property involved in the sale and leaseback transaction, or (b) the principal property involved in the sale and leaseback transaction could have been subject to a permissible lien under the indenture, as described above; and

     (iii) refrain from merging or selling the Company unless the new or acquiring entity is organized and existing under the laws of the U.S., any state thereof or the District of Columbia and the new or acquiring entity expressly assumes all payment and other obligations relating to the debentures and the new or acquiring entity shall not immediately after the transaction have outstanding indebtedness secured by any liens not permitted by the indenture for the debentures, as described above.

   The indenture defines our Principal Properties as (a) any building, structure or other facility used primarily for manufacturing whose gross book value exceeds 10% of our consolidated net tangible assets, and (b) any timberlands owned in fee or under contract, other than timberlands which, in the aggregate, do not exceed 10% of our total acreage owned in fee or under contract.

Medium-Term Notes

   In 1990, we registered to offer and sell from time to time up to $250.0 million aggregate principal amount of our debt securities, consisting of debentures, notes or other nonconvertible, unsecured evidence of indebtedness, for general corporate purposes, including capital expenditures. Subsequently, on January 24, 1991, we offered and sold $150.0 million of medium-term notes with maturity dates ranging from 9 months to 30 years from the date of issuance pursuant to an unlimited indenture. On December 12, 1991, we offered and sold an additional $100.0 million of medium-term notes with maturity dates ranging from 9 months to 30 years from the date of issuance pursuant to the same indenture. The specific currency or composite currency, interest rate, issue price and maturity date of each note issued is set forth on the pricing supplement for that note. As of September 30, 2001, we had $164.5 million of our medium-term notes with interest rates ranging from 8.27% to 9.46%, and maturity dates ranging from 2002 to 2022. The medium-term notes are non-convertible, unsecured obligations and are not subject to redemption prior to maturity and are not entitled to any sinking fund.

   In the indenture pursuant to which the medium-term notes were issued, we agreed to the same covenants and negative pledges as those in the indenture relating to our 6.25% Debentures described above.

   On April 2, 2002, $30.0 million of our medium-term notes will mature.

9.125% Credit Sensitive Debentures

   In 1989, we issued $100.0 million of 9.125% Credit Sensitive Debentures due 2009. As of September 30, 2001 there was $100.0 million of the 9.125% Credit Sensitive Debentures outstanding. The interest rate payable on the debentures is generally subject to adjustment on the calendar day that changes in the debt rating of the debentures occur as determined by Standard & Poor's or Moody's. The interest rate scale ranges from 8.825% for AAA and Aaa ratings, respectively, to 14% for B1 and B+ ratings or lower, respectively. The current interest rate on the debentures is 9.425%. The debentures are non-convertible, unsecured obligations. The debentures may not be redeemed prior to maturity and are not entitled to any sinking fund.

   In the indenture pursuant to which the 9.125% Credit Sensitive Debentures were issued, we agreed to the same covenants and negative pledges as those in the indenture relating to our 6.25% Debentures described above, except that we have agreed to refrain from creating, assuming or incurring any liens upon our Principal Properties that, together will all other indebtedness secured by liens, would exceed 5% of our consolidated net tangible assets at the end of the immediately preceding fiscal year.

6.95% Debentures

   In 1995, we offered and sold $100.0 million of 6.95% Debentures due December 15, 2015 pursuant to a limited indenture. As of September 30, 2001 $100.0 million of 6.95% Debentures remained outstanding. The debentures are non-convertible, unsecured obligations. The debentures are not subject to redemption prior to maturity and are not entitled to any sinking fund.

   In the indenture pursuant to which the $100.0 million of 6.95% Debentures were issued, we agreed to the same covenants and negative pledges as those in the indenture relating to our 6.25% Debentures described above.

Fixed Rate Revenue Bonds

   As of September 30, 2001, we had $137.4 million of indebtedness represented by various fixed rate revenue bonds with interest rates ranging from 5.9% to 7.5% and maturity dates ranging from 2001 through 2030. The fixed rate revenue bonds were issued by political subdivisions or agencies of Minnesota, Idaho and Arkansas, and the proceeds were subsequently loaned to us to finance some of our pollution control and solid waste disposal facilities located within those states. We agreed to pay the relevant political subdivision or agency in installments which, as to amount, correspond to the payments of principal of and premium, if any, on the bonds, whether at maturity, upon prior redemption or acceleration, or otherwise.

Variable Rate Revenue Bonds

   As of September 30, 2001 we had $100.1 million of indebtedness represented by various variable rate revenue bonds with interest rates ranging from 3.429% to 5.432% and maturity dates ranging from 2007 through 2030. The variable rate revenue bonds were issued by political subdivisions or agencies of Minnesota, Idaho and

Arkansas, and the proceeds were subsequently loaned to us to finance some of our pollution control and solid waste disposal facilities located within those states. We agreed to pay the relevant political subdivision or agency in installments which, as to amount, correspond to the payments of principal of and premium, if any, on the bonds, whether at maturity, upon prior redemption or acceleration, or otherwise. We have also entered into agreements with remarketing agents in connection with the bonds pursuant to which the remarketing agents have agreed, among other things, to remarket bonds presented to them under various circumstances as described in the related indentures.

   Concurrently with the issuance of the bonds, we caused letters of credit to be delivered to the trustees of the bonds to provide for the payment of principal of the bonds and from 35 to 210 days' interest, depending on the issuance, accrued on the bonds to the extent that moneys are not available therefor under the indenture for the bonds. The trustees may also draw upon the letters of credit to pay the purchase price of the bonds tendered to them or to the remarketing agents for purchase. We must reimburse all payments made from the letters of credit.

                       DESCRIPTION OF THE EXCHANGE NOTES

   You can find the definitions of certain terms used in this description under the subheading "--Certain Definitions." In this description, the word "Potlatch" refers only to Potlatch Corporation and not to any of its subsidiaries.

   The Original Notes were, and the Exchange Notes will be, issued under an Indenture dated as of June 29, 2001 between Potlatch, the Guarantors and U.S. Bank Trust National Association, as trustee. The terms of the Original Notes, the Exchange Notes and the related guarantees include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

   The terms of the Exchange Notes are nearly identical to the terms of the Original Notes in all material respects, including interest rate and maturity, except that the Exchange Notes will not be subject to:

  .  the restriction on transfer;

  . the exchange and registration rights agreement's covenants regarding registration of the notes; and

  .  accrual of additional interest as liquidated damages.

   The following description is a summary of the material provisions of the indenture. It does not restate the agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the Notes. Copies of the indenture will be available upon written request to Potlatch as described under "Available Information." Certain defined terms used in this description but not defined below under "-- Certain Definitions" have the meanings assigned to them in the indenture.

   The Original Notes, the Exchange Notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the Indenture. For purposes of this description, references to the "Notes" include the Original Notes, the Exchange Notes, and any additional notes subsequently issued under the indenture. The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Exchange Notes and the Guarantees

 The Exchange Notes

   The Exchange Notes will be:

  .  general unsecured obligations of Potlatch;

  . subordinated in right of payment to all existing and future Senior Debt of Potlatch and the Guarantors, including borrowings under the Credit Agreement;

   . equal in right of payment to any future senior subordinated Indebtedness of Potlatch; and

  .  unconditionally guaranteed by the Guarantors.

 The Guarantee

   The Exchange Notes will be guaranteed by all of Potlatch's present and future Restricted Subsidiaries, which are now or will in the future be guarantors of the Obligations under the Credit Agreement.

   Each guarantee of the Exchange Notes will be:

  .  a general unsecured obligation of that Guarantor;

  . subordinated in right of payment to all existing and future Senior Debt of Potlatch and that Guarantor; and

  . equal in right of payment with any future senior subordinated Indebtedness of that Guarantor.

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

   As of September 30, 2001, Potlatch and the Guarantors had total Senior Debt of approximately $901.1 million. As indicated above and as discussed in detail below under the caption "--Subordination," payments on the Notes and under the guarantees are subordinated to the payment of the Senior Debt. The indenture permits us and the Guarantors to incur additional Senior Debt.

   Not all of our subsidiaries will guarantee the Exchange Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The guarantor subsidiaries generated less than 1% of our net sales in the twelve-month period ended September 30, 2001 and held less than 1% of our consolidated assets as of September 30, 2001. In addition, under the circumstances described below under the caption "--Certain Covenants--Designation of Restricted and Unrestricted Subsidiaries," we are permitted to designate other of our subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the indenture and do not guarantee the Notes.

   The Original Notes are, and the Exchange Notes will be, effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our subsidiaries that are not Guarantors. Any right of Potlatch to receive assets of any of its subsidiaries upon the subsidiary's liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) are effectively subordinated to the claims of that subsidiary's creditors, except to the extent that Potlatch is itself recognized as a creditor of the subsidiary, in which case the claims of Potlatch are subordinate in right of payment to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by Potlatch. As of September 30, 2001, Potlatch's subsidiaries had less than $0.1 million of Indebtedness and less than $0.2 million of trade payables and other liabilities outstanding.

Principal, Maturity and Interest

   Potlatch issued Original Notes in an aggregate principal amount of $250.0 million. Potlatch may issue additional notes from time to time. Any offering of additional notes is subject to the covenant described below under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock." The Original Notes, the Exchange Notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Potlatch will issue Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on July 15, 2011.

   Interest on the Notes accrues at the rate of 10.00% per annum and is payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2002. Potlatch will make each interest payment to the Holders of record on the immediately preceding January 1 and July 1.

   Interest on the Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

   We will also pay Special Interest to Holders of Original Notes if our registration statement relating to the Exchange Notes is not timely filed or declared effective on a timely basis, or if we fail to consummate the exchange offer for the Original Notes on a timely basis. These provisions are more fully explained below under the heading "--Registration Rights; Special Interest."

Methods of Receiving Payments on the Notes

   If a Holder has given wire transfer instructions to Potlatch at least 10 business days prior to the applicable payment date, Potlatch will pay all principal, interest and premium and Special Interest, if any, on that Holder's Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Potlatch elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

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

Paying Agent and Registrar for the Notes

   The trustee will initially act as paying agent and registrar. Potlatch may change the paying agent or registrar without prior notice to the Holders of the Notes, and Potlatch or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

   A Holder may transfer or exchange Notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. Potlatch is not required to transfer or exchange any Note selected for redemption. Also, Potlatch is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Subsidiary Guarantees

   The Original Notes are, and the Exchange Notes will be, guaranteed by each of Potlatch's current and future Restricted Subsidiaries. These Subsidiary Guarantees are joint and several obligations of the Guarantors. Each Subsidiary Guarantee is subordinated to the prior payment in full of all Senior Debt. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent the Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See the discussion under the caption "Risk Factors--Your ability to enforce the guarantees of the Notes may be limited" in this prospectus.

   A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Potlatch or another Guarantor, unless:

  (1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

  (2) either:

    (a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all of the obligations of that Guarantor under the indenture and its Subsidiary Guarantee pursuant to a supplemental indenture satisfactory to the trustee; or

    (b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

   The Subsidiary Guarantee of a Guarantor will be released:

  (1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of Potlatch, if the sale or other disposition complies with the "Asset Sale" provisions of the indenture; or

  (2) in connection with any sale of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of Potlatch, if the sale complies with the "Asset Sale" provisions of the indenture; or

  (3) if Potlatch designates any Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

   See "--Repurchase at the Option of Holders--Asset Sales."

   Notwithstanding the foregoing, each Guarantor will be released and discharged from its obligations under its Subsidiary Guarantee on any date selected by Potlatch or such Guarantor that occurs on or after the date that such Guarantor is released and discharged from all its obligations in respect of the payment of amounts due and payable under any Credit Facility.

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

Subordination

   The payment of principal, interest, premium and Special Interest, if any, and other payment obligations on, or with respect to, the Notes (including any obligation to repurchase the Notes) is subordinated to the prior payment in full of all Senior Debt of Potlatch, including Senior Debt incurred after the date of the indenture.

   The holders of Senior Debt are entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the Holders of Notes are entitled to receive any payment with respect to the Notes (except that Holders of Notes may receive and retain Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance"), in the event of any distribution to creditors of Potlatch or any of the Guarantors:

  (1) in a liquidation or dissolution of Potlatch or any of the Guarantors;

  (2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Potlatch or any of the Guarantors, or their property;

  (3) in an assignment for the benefit of creditors; or

  (4) in any marshaling of Potlatch's or any Guarantor's assets and liabilities.

   In addition, neither Potlatch nor any of the Guarantors may make any payment in respect of the Notes (except in Permitted Junior Securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") if:

  (1) a payment default on Designated Senior Debt occurs; or

  (2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from a representative of the holders of any Designated Senior Debt.

   Payments on the Notes may and will be resumed:

  (1) in the case of a payment default, upon the date on which such default is cured or waived;

  (2) in the case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated; and

  (3) in either case, upon the earlier of the payment in full of the obligations outstanding under and the satisfaction and discharge or defeasance of Designated Senior Debt.

   No new Payment Blockage Notice may be delivered unless and until:

  (1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

  (2) all scheduled payments of principal, interest and premium and Special Interest, if any, on the Notes that have come due have been paid in full in cash.

   No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice, unless such default has been cured or waived for a period of not less than 90 days.

   If the trustee or any Holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") when:

  (1) the payment is prohibited by these subordination provisions; and

  (2) the trustee or the Holder has actual knowledge that the payment is prohibited;

the trustee or the Holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the Holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.

   Potlatch and the trustee must promptly notify holders of Designated Senior Debt if payment of the Notes is accelerated because of an Event of Default.

   As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Potlatch or any of the Guarantors, Holders of Notes may recover less on a pro rata basis, than creditors of Potlatch or any of the Guarantors who are holders of Senior Debt. See the discussion under the caption "Risk Factors--Your right to receive payments on the Notes is junior to our existing indebtedness and possibly all of our future borrowings. Further, the guarantees of the Notes are junior to all of the guarantors' existing indebtedness and possibly to all of their future borrowings" in this prospectus.

Optional Redemption

   Beginning July 15, 2006, Potlatch, at any time and from time to time, may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

   Year                                                               Percentage
   ----                                                               ----------
   2006..............................................................  105.000%
   2007..............................................................  103.333%
   2008..............................................................  101.667%
   2009 and thereafter...............................................  100.000%

Mandatory Redemption

   Potlatch is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

 Change of Control

   If a Change of Control occurs, each Holder of Notes will have the right to require Potlatch to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder's Notes pursuant to a Change of Control offer on the terms set forth in the indenture. In the Change of Control offer, Potlatch will offer a Change of Control payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the Notes repurchased, to the date of purchase. Within 30 days following any Change of Control, Potlatch will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Potlatch will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Potlatch will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

   On the Change of Control payment date, Potlatch will, to the extent lawful:

  (1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control offer;

  (2) deposit with the paying agent an amount equal to the Change of Control payment in respect of all Notes or portions of Notes properly tendered; and

  (3) deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers' certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by Potlatch.

   The paying agent will promptly mail to each Holder of Notes properly tendered the Change of Control payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

   Prior to complying with any of the provisions of this "Change of Control" covenant, but in any event within 90 days following a Change of Control, Potlatch will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant. Potlatch will publicly announce the results of the Change of Control offer on or as soon as practicable after the Change of Control payment date.

   The provisions described above that require Potlatch to make a Change of Control offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the Notes to require that Potlatch repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

   Notwithstanding the foregoing, Potlatch will not be required to make a Change of Control offer, as provided above, if (a) in connection with or in contemplation of any Change of Control, it has made an offer to purchase (an "Alternate Offer") any and all Notes validly tendered at a cash price equal to or higher than the Change of Control payment and has purchased all Notes properly tendered in accordance with the terms of such Alternate Offer or (b) a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control offer made by Potlatch and purchases all Notes properly tendered and not withdrawn under the Change of Control offer.

   The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Potlatch and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require Potlatch to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Potlatch and its Subsidiaries taken as a whole to another Person or group may be uncertain.

 Asset Sales

   Potlatch will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1) Potlatch (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

  (2) if the fair market value exceeds $10.0 million, the fair market value is evidenced by a resolution of the Board of Directors of Potlatch set forth in an officers' certificate delivered to the trustee;

  (3) if the fair market value exceeds $25.0 million, the fair market value is evidenced by an opinion as to the fairness of such Asset Sale from a financial point of view to Potlatch or such Restricted Subsidiary issued by an accounting, appraisal or investment banking firm of national standing; and

  (4) at least 75% of the consideration received in the Asset Sale by Potlatch or such Restricted Subsidiary is in the form of (i) cash or Cash Equivalents or (ii) Replacement Assets, or a combination of both. For purposes of this provision, each of the following will be deemed to be cash:

    (a) any liabilities, as shown on Potlatch's or such Restricted Subsidiary's most recent balance sheet, of Potlatch or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Potlatch or such Restricted Subsidiary from further liability, provided, however, that in the case of liabilities in respect of industrial revenue bonds of Potlatch, to the extent that Potlatch or such Restricted Subsidiary is required to remain as an obligor under such Indebtedness notwithstanding such novation agreement, then such liabilities will be deemed to be cash for purposes of this provision if, in addition to such assumption, such transferee agrees to indemnify Potlatch or such Restricted Subsidiary from any and all liabilities under such Indebtedness pursuant to a customary indemnification agreement; and

    (b) any securities, notes or other obligations received by Potlatch or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Potlatch or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

   Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Potlatch may apply those Net Proceeds at its option:

  (1) to repay Senior Debt;

  (2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

  (3) to make a capital expenditure; or

  (4) to acquire other long-term assets that are used or useful in a Permitted Business.

   Pending the final application of any Net Proceeds, Potlatch may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

   Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $25.0 million, Potlatch will make an Asset Sale offer to all Holders of Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale offer, Potlatch may use those Excess Proceeds for any purpose, including general corporate purposes, not otherwise prohibited by the indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into such Asset Sale offer exceeds the amount of Excess Proceeds, the trustee will select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis or on any other basis that the trustee deems to be fair and appropriate. Upon completion of each Asset Sale offer, the amount of Excess Proceeds will be reset at zero. Until such time as the Excess Proceeds from Asset Sales equal or exceed $25.0 million, Potlatch will not be required to commence an Asset Sale offer pursuant to this paragraph.

   Potlatch will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Potlatch will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

   Notwithstanding the foregoing, Potlatch will not be required to make an Asset Sale offer with Excess Proceeds, as provided above, if prior to the time that it would be required to make an Asset Sale offer with such Excess Proceeds Potlatch has made an offer to purchase any and all Notes validly tendered with the Net Proceeds from such Asset Sales at a cash price equal to or higher than that required by an Asset Sale offer (an "Alternate Asset Sale Offer"), and has purchased all Notes properly tendered in accordance with the terms of such Alternate Asset Sale Offer.

   The agreements governing Potlatch's outstanding Senior Debt currently prohibit Potlatch from purchasing any Notes, and also provide that certain change of control or asset sale events with respect to Potlatch would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which Potlatch becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when Potlatch is prohibited from purchasing Notes, Potlatch could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If Potlatch does not obtain such a consent or repay such borrowings, Potlatch will remain prohibited from purchasing Notes. In such case, Potlatch's failure to purchase tendered notes could constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt if it provides for such a default. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the Holders of Notes.

Selection and Notice

   If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption as follows:

  (1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

  (2) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

   No Notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

   If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Exchange Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

 Restricted Payments

   Potlatch will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (1) declare or pay any dividend or make any other payment or distribution on account of Potlatch's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Potlatch or any of its Restricted Subsidiaries) or to the direct or indirect holders of Potlatch's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Potlatch or to Potlatch or a Restricted Subsidiary of Potlatch);

  (2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Potlatch) any Equity Interests of Potlatch or any direct or indirect parent of Potlatch;

  (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated to the Notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof; or

  (4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

  (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

  (2) Potlatch would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable six-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; and

  (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Potlatch and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3) and (4) of the next succeeding paragraph), is less than the sum, without duplication, of:

    (a) 50% of the Consolidated Net Income of Potlatch for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing July 1, 2001 to the end of Potlatch's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

    (b) 100% of the aggregate net cash proceeds received by Potlatch since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Potlatch (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Potlatch that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible or exchangeable debt securities) sold to a Subsidiary of Potlatch), plus

    (c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

    (d) 50% of any dividends received by Potlatch or a Wholly Owned Restricted Subsidiary after the date of the indenture from an Unrestricted Subsidiary of Potlatch, to the extent such dividends were not otherwise included in Consolidated Net Income of Potlatch for such period, plus

    (e) to the extent that any Unrestricted Subsidiary of Potlatch is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the fair market value of Potlatch's Investment in such Subsidiary as of the date of such redesignation or (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, plus

    (f) $50.0 million.

   So long as no Default has occurred and is continuing or would be caused thereby (other than in the case of clauses (1) and (3) below), the preceding provisions will not prohibit:

  (1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

  (2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Potlatch or any Guarantor or of any Equity Interests of Potlatch in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Potlatch) of, Equity Interests of Potlatch (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

  (3) the payment of any dividend in respect of shares of Potlatch's Capital Stock, provided that the aggregate amount of all such dividends paid pursuant to this clause (3), excluding dividends payable pursuant to clause (1) above, shall not exceed an amount equal to the sum of (i) $25.0 million and (ii) an amount equal to 25% of the Net Proceeds from one or more Asset Sales during any twelve-month period that, in the aggregate, exceed $200.0 million, but only to the extent that such Net Proceeds are used to repay or irrevocably defease then outstanding Senior Debt, and any commitments related thereto are permanently reduced by the amount of any such repayment or the principal amount of any such Senior Debt defeased, and provided, further, that any dividend payments made pursuant to this clause (3) may not exceed $55.0 million in any twelve-month period;

  (4) purchases of Potlatch's Capital Stock pursuant to the exercise of put options outstanding on the date of the indenture, or payments in respect of closing out such contracts, in an aggregate amount not to exceed $2.5 million;

  (5) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Potlatch or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

  (6) the payment of any dividend by a Restricted Subsidiary of Potlatch to the holders of its Equity Interests on a pro rata basis;

  (7) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Potlatch or any Restricted Subsidiary of Potlatch held by any member of Potlatch's (or any of its Restricted Subsidiaries') management or former management pursuant to any management equity subscription agreement, stock option agreement, employment agreement, stock compensation plan or similar agreement, but excluding payments made to holders upon the exercise of stock appreciation rights, approved by Potlatch's Board of Directors or a committee of its Board of Directors comprised solely of two or more "non-employee directors" (within the meaning of Rule 16b-3(b)(3)(i) under the Exchange Act); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.0 million in any twelve-month period;

  (8) payments made to holders of stock appreciation rights as a result of the exercise of such stock appreciation rights which are (i) granted and unexercised as of the date of the indenture, including stock appreciation rights granted in connection with the grant of options to purchase shares of Capital Stock, and (ii) granted following the date of the indenture, including stock appreciation rights granted in connection with the grant of options to purchase shares of Capital Stock, provided that the exercise price of the stock appreciation rights in respect of which payments may be made pursuant to this clause
      (8)(ii) shall not be less than the fair market value of one share of Potlatch's common stock as of the date of grant, and as otherwise determined in accordance with the plan or arrangement approved by Potlatch's Board of Directors or a committee of its Board of Directors comprised solely of two or more "non-employee directors" (within the meaning of Rule 16b-3(b)(3)(i) under the Exchange Act) pursuant to which such stock appreciation rights are granted, and, provided, further, that the number of stock appreciation rights granted following the date of the indenture, excluding stock appreciation rights granted in connection with the grant of options to purchase shares of Capital Stock, in respect of which payments may be made pursuant to this clause
      (8)(ii) shall not exceed 500,000;

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

  (9) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof and repurchases of Capital Stock deemed to occur upon the withholding of a portion of the Capital Stock granted or awarded to an employee to pay for the taxes payable by such employee upon such grant or award; and

  (10) cash dividends on, and other payments in respect of, shares of Disqualified Stock issued pursuant to the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock," but excluding payments for the redemption or repurchase of shares of Permitted Redeemable Stock at the option of the holder thereof.

   For purposes of clause (3) of the preceding paragraph, the Net Proceeds from any such Asset Sale shall be counted only once for purposes of paying dividends pursuant to such clause (3).

   The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Potlatch or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. Not later than the date of making any Restricted Payment, Potlatch will deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

 Incurrence of Indebtedness and Issuance of Preferred Stock

   Potlatch will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired
Debt), and Potlatch will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Potlatch may incur Indebtedness (including Acquired
Debt) and issue Disqualified Stock, and Potlatch's Restricted Subsidiaries may incur Indebtedness and issue preferred stock, if the Fixed Charge Coverage Ratio for Potlatch's most recently ended six full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such six-quarter period.

   If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest rate on such Indebtedness shall be calculated as if the weighted average interest rate that would have been applicable to such Indebtedness determined over the latest 12-month period ending on the last calendar month immediately prior to the date of determination had been the applicable rate on such Indebtedness for the entire period (taking into account any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect Potlatch or any of its Restricted Subsidiaries against fluctuations in interest rates (including any agreement that exchanges a fixed rate interest obligation for a floating rate interest obligation) applicable to such Indebtedness if such agreement or arrangement has a remaining term in excess of 12 months).

   The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness, Disqualified Stock or preferred stock, as applicable (collectively, "Permitted Debt"):

  (1) the incurrence by Potlatch and any of its Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Potlatch and its Restricted Subsidiaries thereunder) not to exceed (A) the greater of

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

    (i)  $400.0 million; and

    (ii) the sum of 85% of the book value of accounts receivable and 50% of the book value of Inventory of Potlatch and its Restricted Subsidiaries, calculated on a consolidated basis in accordance with GAAP;

   less, (B) all indebtedness outstanding under the Credit Agreement incurred pursuant to clause (2) below;

  (2) the incurrence by Potlatch and the Guarantors of Indebtedness and letters of credit under the Credit Agreement;

  (3) the incurrence by Potlatch and its Restricted Subsidiaries of the Existing Indebtedness;

  (4) the incurrence by Potlatch and the Guarantors of Indebtedness represented by the Original Notes and the related Subsidiary Guarantees issued on the date of the indenture and the Notes to be issued pursuant to the this prospectus;

  (5) the incurrence by Potlatch or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Potlatch or such Subsidiary, in an aggregate principal amount at any time outstanding pursuant to this clause (5), including all Permitted Refinancing Indebtedness incurred and Permitted Redeemable Stock issued to refund, refinance or replace any Indebtedness incurred pursuant to this clause (5), not to exceed $50.0 million;

  (6) the incurrence by Potlatch or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (3),
      (4), (5), (6), (10), (11) or (12) of this paragraph;

  (7) the issuance by Potlatch of Permitted Redeemable Stock, the net proceeds of which are used to refund, refinance or replace (A) Indebtedness that was permitted to be incurred under the first paragraph of this covenant or clauses (3), (4), (5), (6), (10), (11) or
      (12) of this paragraph, (B) Disqualified Stock that was permitted to be issued under the first paragraph of this covenant or (C) Permitted Redeemable Stock that was permitted to be issued under this clause (7) of this paragraph;

  (8) the incurrence by Potlatch or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Potlatch and any of its Restricted Subsidiaries; provided, however, that:

    (a) if Potlatch or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of Potlatch, or the Subsidiary Guarantee, in the case of a Guarantor; and

    (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Potlatch or a Restricted Subsidiary of Potlatch and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Potlatch or a Restricted Subsidiary of Potlatch, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Potlatch or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (8);

  (9) the guarantee by Potlatch or any of the Guarantors of Indebtedness of Potlatch or a Restricted Subsidiary of Potlatch that was permitted to be incurred by another provision of this covenant;

  (10) industrial revenue bonds of Potlatch or any of its Restricted Subsidiaries incurred to finance the construction or improvement of their respective operations in an aggregate principal amount at anytime outstanding pursuant to this clause (10), including all Permitted Refinancing Indebtedness incurred and Permitted Redeemable Stock issued to refund, refinance or replace Indebtedness incurred pursuant to this clause (10), not to exceed $100.0 million;

  (11) the incurrence by Potlatch or any of its Restricted Subsidiaries of Indebtedness issuable upon the conversion or exchange of shares of Disqualified Stock, pursuant to the terms of such Disqualified Stock issued in accordance with the first paragraph of this covenant; and

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  (12) the incurrence by Potlatch or any of its Restricted Subsidiaries of
       additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred and Permitted Redeemable Stock issued to refund, refinance or replace any Indebtedness incurred pursuant to this clause (12), not to exceed $50.0 million.

   For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant:

  (1) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligation arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall be disregarded;

  (2) in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Potlatch will be permitted to classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant;

  (3) Indebtedness under Credit Facilities outstanding on the date on which Original Notes were first issued and authenticated under the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt; and

  (4) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Potlatch as accrued.

 No Senior Subordinated Debt

   Potlatch will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Senior Debt and senior in any respect in right of payment to such Guarantor's Subsidiary Guarantee.

 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

   Potlatch will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (1) pay dividends or make any other distributions on its Capital Stock to Potlatch or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Potlatch or any of its Restricted
      Subsidiaries;

  (2) make loans or advances to Potlatch or any of its Restricted
      Subsidiaries; or

  (3) transfer any of its properties or assets to Potlatch or any of its Restricted Subsidiaries.

   However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

  (1) agreements governing Existing Indebtedness and the Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

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  (2)  the indenture, the Notes and the Subsidiary Guarantees;

  (3)  applicable law;

  (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Potlatch or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

  (5) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

  (6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

  (7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

  (8) Permitted Refinancing Indebtedness and Permitted Redeemable Stock, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness and Permitted Redeemable Stock are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

  (9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described below under the caption "-- Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

  (10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; and

  (11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

 Designation of Restricted and Unrestricted Subsidiaries

   The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that in no event will the business currently operated by Potlatch be transferred to or held by an Unrestricted Subsidiary. All Guarantors will be designated as Restricted Subsidiaries and all non-guarantor Subsidiaries will be designated as Unrestricted Subsidiaries. If an Unrestricted Subsidiary is designated as a Restricted Subsidiary, the aggregate principal amount of all outstanding Indebtedness of such Unrestricted Subsidiary shall be an incurrence of Indebtedness as of the date of such designation which must comply with the covenant described under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock." If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Potlatch and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "--Restricted Payments" or Permitted Investments, as determined by Potlatch. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

 Limitation on Issuances and Sales of Equity Interests in Wholly Owned Restricted Subsidiaries

   Potlatch will not, and will not permit any of its Wholly Owned Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Restricted Subsidiary of Potlatch to any Person (other than Potlatch or a Wholly Owned Restricted Subsidiary of Potlatch), unless:

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  (1) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly Owned Restricted Subsidiary; and

  (2) the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales."

In addition, Potlatch will not permit any Wholly Owned Restricted Subsidiary of Potlatch to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to Potlatch or a Wholly Owned Restricted Subsidiary of Potlatch.

 Transactions with Affiliates

   Potlatch will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

  (1) the Affiliate Transaction is on terms that are no less favorable to Potlatch or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Potlatch or such Restricted Subsidiary with an unrelated Person; and

  (2) Potlatch delivers to the trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

   The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

  (1) any employment agreement entered into by Potlatch or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of Potlatch or such Restricted Subsidiary;

  (2) transactions between or among Potlatch and/or its Restricted
      Subsidiaries;

  (3) transactions with a Person that is an Affiliate of Potlatch solely because Potlatch owns an Equity Interest in, or controls, such Person;

  (4) payment of reasonable directors fees to non-employee directors, such amounts to be consistent with industry practice in effect at the time of such payment;

  (5) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by its Board of Directors or a committee thereof comprised solely of independent directors;

  (6) the grant of stock options or similar rights to employees and directors of Potlatch pursuant to plans approved by its Board of Directors or a committee thereof comprised solely of independent directors;

  (7) sales of Equity Interests (other than Disqualified Stock) to Affiliates of Potlatch;

  (8) Restricted Payments that are permitted by the provisions of the indenture described above under the caption "--Restricted Payments";

  (9) charitable contributions by Potlatch and its Restricted Subsidiaries to charitable foundations, charitable trusts and other charitable entities established by Potlatch in amounts consistent with past practice; and

  (10) payments to tax-exempt entities established by Potlatch which pay administrative benefits to Potlatch employees or retirees in amounts consistent with past practice, but only for so long as such entities conduct their operations and business in a manner consistent with past practice determined as of the date of the indenture.

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 Sale and Leaseback Transactions

   Potlatch will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Potlatch or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

  (1) Potlatch or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described below under the caption "--Liens";

  (2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an officers' certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

  (3) the transfer of assets in that sale and leaseback transaction is permitted by, and Potlatch applies the proceeds of such transaction in compliance with, the covenant described above under the caption "-- Repurchase at the Option of Holders--Asset Sales."

 Liens

   Potlatch will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

 Merger, Consolidation or Sale of Assets

   Potlatch may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Potlatch is the surviving corporation); or
(2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Potlatch and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

  (1) either: (a) Potlatch is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Potlatch) or to which such sale, assignment, transfer, conveyance or other disposition has been made, is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

  (2) the Person formed by or surviving any such consolidation or merger (if other than Potlatch) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Potlatch under its Indebtedness, including the notes, the indenture and the exchange and registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

  (3) immediately after such transaction no Default or Event of Default exists; and

  (4) Potlatch or the Person formed by or surviving any such consolidation or merger (if other than Potlatch), or to which such sale, assignment, transfer, conveyance or other disposition has been made:

    (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Potlatch immediately preceding the transaction; and

    (b) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable six-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

   In addition, Potlatch may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This "Merger, Consolidation or Sale of Assets"

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covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Potlatch and any of its Wholly Owned Restricted Subsidiaries.

 Additional Subsidiary Guarantees

   If Potlatch or any of its Subsidiaries acquires or creates another Subsidiary after the date of the indenture, and that newly acquired or created Subsidiary becomes a guarantor under the Credit Agreement, then that newly acquired or created Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within ten business days of the date on which it was acquired or created, and Potlatch's Board of Directors will designate the newly created or acquired Subsidiary as a Restricted Subsidiary in accordance with the covenant under the caption "--Designation of Restricted and Unrestricted Subsidiaries."

Reports

   Whether or not required by the SEC, so long as any Notes are outstanding, Potlatch will furnish to the Holders of Notes, within the time periods specified in the SEC's rules and regulations:

  (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Potlatch were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Potlatch's certified independent accountants; and

  (2) all current reports that would be required to be filed with the SEC on Form 8-K if Potlatch were required to file such reports.

   In addition, following the consummation of the exchange offer, whether or not required by the SEC, Potlatch will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

Events of Default and Remedies

   Each of the following is an Event of Default:

  (1) default for 30 days in the payment when due of interest on, or Special Interest with respect to, the Notes whether or not prohibited by the subordination provisions of the indenture;

  (2) default in payment when due of the principal of, or premium, if any, on the Notes, whether or not prohibited by the subordination provisions of the indenture;

  (3) failure by Potlatch or any of its Subsidiaries to comply with the provisions described under the captions "--Repurchase at the Option of Holders--Change of Control," "--Repurchase at the Option of Holders-- Asset Sales," "--Certain Covenants--Restricted Payments," "--Certain Covenants-- Incurrence of Indebtedness and Issuance of Preferred Stock" or "--Certain Covenants--Merger, Consolidation or Sale of Assets," which failure cannot be remedied or, if such failure can be remedied, is not remedied within 30 days after the date on which notice thereof requiring Potlatch to remedy the default has been given to Potlatch by the trustee or the holders of at least 25% in aggregate outstanding principal amount of the Notes;

  (4) failure by Potlatch or any of its Subsidiaries for 60 days after notice to comply with any of the other agreements in the indenture has been given to Potlatch by the trustee or the holders of at least 25% in aggregate outstanding principal amount of the Notes;

  (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Potlatch or any of its Restricted

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     Subsidiaries (or the payment of which is guaranteed by Potlatch or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

    (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

    (b) results in the acceleration of such Indebtedness prior to its express maturity,

     and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

  (6) failure by Potlatch or any of its Subsidiaries to pay, bond, discharge or have stayed final, non-appealable judgments aggregating in excess of $25.0 million, which judgments are not paid, bonded, discharged or stayed for a period of 60 days;

  (7) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

  (8) certain events of bankruptcy or insolvency described in the indenture with respect to Potlatch or any of its Significant Subsidiaries or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.

   In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Potlatch, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

   Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest, or Special Interest.

   The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Special Interest on, or the principal of, the Notes.

   In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Potlatch with the intention of avoiding payment of the premium that Potlatch would have had to pay if Potlatch then had elected to redeem the Notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to July 15, 2006 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Potlatch with the intention of avoiding the prohibition on redemption of the Notes prior to July 15, 2006, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

   Potlatch is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Potlatch is required to deliver to the trustee a statement specifying such Default or Event of Default.

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No Personal Liability of Directors, Officers, Employees and Stockholders

   No director, officer, employee, incorporator, stockholder or agent of Potlatch or any Guarantor, as such, will have any liability for any obligations of Potlatch or any Guarantor under the Notes, any Subsidiary Guarantee, the indenture, any supplemental indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting an Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

   Potlatch may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees ("Legal Defeasance") except for:

  (1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on such Notes when such payments are due from the trust referred to below;

  (2) Potlatch's obligations with respect to the Notes concerning issuing temporary notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3) the rights, powers, trusts, duties and immunities of the trustee, and Potlatch's and the Guarantor's obligations in connection therewith; and

  (4) the Legal Defeasance provisions of the indenture.

   In addition, Potlatch may, at its option and at any time, elect to have the obligations of Potlatch and the Guarantors released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "--Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

   In order to exercise either Legal Defeasance or Covenant Defeasance:

  (1) Potlatch must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and Potlatch must specify whether the Notes are being defeased to maturity or to a particular redemption date;

  (2) in the case of Legal Defeasance, Potlatch has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Potlatch has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3) in the case of Covenant Defeasance, Potlatch has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance

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

      and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

  (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Potlatch or any of its Subsidiaries is a party or by which Potlatch or any of its Subsidiaries is bound, including the Credit Agreement;

  (6) Potlatch must deliver to the trustee an officers' certificate stating that the deposit was not made by Potlatch with the intent of preferring the Holders of Notes over the other creditors of Potlatch with the intent of defeating, hindering, delaying or defrauding creditors of Potlatch or others; and

  (7) Potlatch must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

   Except as provided in the next two succeeding paragraphs, the indenture or the Notes may be amended or supplemented with the consent of the Holders of at least two-thirds in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the indenture or the Notes may be waived with the consent of the Holders of at least two-thirds in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

   Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

  (1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

  (2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders");

  (3) reduce the rate of or change the time for payment of interest on any Exchange Note;

  (4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on the Note (except a rescission of acceleration of the Note by the Holders of at least two-thirds in aggregate principal amount of the Note and a waiver of the payment default that resulted from such acceleration);

  (5) make any Note payable in money other than that stated in the Exchange
      Note;

  (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Special Interest, if any, on the Notes;

  (7) waive a redemption payment with respect to any Notes (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders");

  (8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

  (9) make any change in the preceding amendment and waiver provisions.

   Without the consent of the holders of a majority of the aggregate principal amount of Senior Debt then outstanding, Potlatch and the Guarantors will not amend the subordination, legal defeasance or covenant

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

defeasance provisions of the indenture in a manner that adversely affects the rights of holders of Senior Debt. In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the Holders of the Notes will require the consent of each Holder of Notes then outstanding.

   Notwithstanding the preceding, without the consent of any Holder of Notes, Potlatch, the Guarantors and the trustee may amend or supplement the indenture or the Notes:

  (1)  to cure any ambiguity, defect or inconsistency;

  (2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

  (3) to provide for the assumption of Potlatch's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of Potlatch's assets;

  (4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the indenture of any such Holder;

  (5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

  (6) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

  (7) to allow any Guarantor to execute a supplemental indenture and/or a Subsidiary Guarantee with respect to the Notes.

Satisfaction and Discharge

   The indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

  (1)  either:

    (a) all Notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to Potlatch, have been delivered to the trustee for cancellation; or

    (b) all Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Potlatch or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

  (2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Potlatch or any Guarantor is a party or by which Potlatch or any Guarantor is bound;

  (3) Potlatch or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

  (4) Potlatch has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Potlatch must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

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Concerning the Trustee

   If the trustee becomes a creditor of Potlatch or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue, or resign.

   The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

   Anyone who receives this offering memorandum may obtain a copy of the indenture and exchange and registration rights agreement without charge by writing to Potlatch Corporation, 601 West Riverside Avenue, Suite 1100, Spokane, Washington 99201, Attention: Secretary.

Book-Entry, Delivery and Form

   The Exchange Notes initially will be represented by one or more notes in registered, global form without interest coupons (the "Global Notes"). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Global Notes may be held directly through the DTC by organizations that have an account with the DTC or indirectly through organizations that have accounts with the DTC, including through the Euroclear System ("Euroclear") and Clearstream Banking, S.A. ("Clearstream").

   Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "--Exchange of Book-Entry Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

   Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

   The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Potlatch takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

   DTC has advised Potlatch that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to

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

other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

   DTC has also advised Potlatch that, pursuant to procedures established by it:

  (1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

  (2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

   Investors in the Global Notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

   Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "Holders" thereof under the indenture for any purpose.

   Payments in respect of the principal of, and interest and premium and Special Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, Potlatch and the trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither Potlatch, the trustee nor any agent of Potlatch or the trustee has or will have any responsibility or liability for:

  (1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

  (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

   DTC has advised Potlatch that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest

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

in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Potlatch. Neither Potlatch nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and Potlatch and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

   Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

   Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

   DTC has advised Potlatch that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for notes in certificated form, and to distribute such notes to its Participants.

   Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Potlatch nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

   A Global Note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

  (1) DTC (a) notifies Potlatch that it is unwilling or unable to continue as depositary for the Global Notes and Potlatch fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

  (2) Potlatch, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

  (3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in

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the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

   Potlatch will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Special Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Potlatch will make all payments of principal, interest and premium and Special Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder's registered address. The Notes represented by the Global Notes are expected to be eligible to trade in The Portal Market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Potlatch expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

   Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Potlatch that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Registration Rights; Special Interest

   The following description is a summary of the material provisions of the exchange and registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the proposed form of exchange and registration rights agreement in its entirety because it, and not this description, defines your registration rights as Holders of the Original Notes. See "--Additional Information."

   Potlatch, the Guarantors and the Initial Purchasers entered into the exchange and registration rights agreement on June 29, 2001. Pursuant to the exchange and registration rights agreement, Potlatch agreed to file with the SEC the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the Exchange Notes. Upon the effectiveness of the Exchange Offer Registration Statement, Potlatch will offer to the Holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes.

   If

  (i) on or prior to the time the Exchange Offer is completed existing SEC interpretations are changed such that the debt securities received by Holders, other than Holders of Transfer Restricted Securities in the Exchange Offer for notes are not or would not be, upon receipt, transferable by each such Holder without restriction under the Securities Act;

  (ii) the Exchange Offer has not been completed within 240 days following the date on which the Original Notes were initially issued; or

  (iii) the Exchange Offer is not available to any Holder,

   Potlatch and the Guarantor shall, in lieu of (or, in the case of clause
(iii), in addition to) conducting the Exchange Offer contemplated by the exchange and registration rights agreement, file under the Securities Act on or prior to the later of (i) the 30th day after the time such obligation to file arises, and (ii) the 150th day after the date on which the Original Notes were initially issued, a "shelf" registration statement providing for the

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registration of, and the sale on a continuous or delayed basis by the holders of, all of the Original Notes pursuant to Rule 415 under the Securities Act or any similar rule that may be adopted by the SEC (such filing, the "Shelf Registration" and such registration statement, the "Shelf Registration Statement").

   For purposes of the preceding, "Transfer Restricted Securities" means each Original Note until:

  (1) the date on which such Original Note has been exchanged by a Person other than a broker-dealer for a Exchange Note in the Exchange Offer;

  (2) following the exchange by a broker-dealer in the Exchange Offer of an Original Note for an Exchange Note, the date on which such Exchange
      Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

  (3) the date on which such Original Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

  (4) the date on which such Original Note is distributed or is eligible to be distributed without restriction, to the public pursuant to Rule 144 under the Securities Act; or

  (5) it ceases to be outstanding.

   The exchange and registration rights agreement provides that:

  (1) Potlatch and the Guarantors will file an Exchange Offer Registration Statement with the SEC on or prior to 150 days after the date on which the Original Notes were initially issued;

  (2) Potlatch and the Guarantors will use their best efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 210 days after the date on which the Original Notes were initially issued;

  (3) unless the Exchange Offer would not be permitted by applicable law or SEC policy, Potlatch and the Guarantors will:

    (a) commence the Exchange Offer; and

    (b) use their best efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, Exchange Notes in exchange for all Original Notes tendered prior thereto in the Exchange Offer; and

  (4) if obligated to file the Shelf Registration Statement, Potlatch and the Guarantors will use their best efforts to file the Shelf Registration Statement with the SEC on or prior to the later of (i) the 30th day after such filing obligation arises, and (ii) the 150th day after the date on which the Original Notes were initially issued and to cause the Shelf Registration to be declared effective by the SEC on or prior to 90 days after the Shelf Registration Statement is filed.

   If:

  (1) Potlatch and the Guarantors fail to file any of the registration statements required by the exchange and registration rights agreement on or before the date specified for such filing; or

  (2) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness or

  (3) Potlatch and the Guarantors fail to consummate the Exchange Offer within 30 business days of the effective date of the Exchange Offer Registration Statement; or

  (4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but shall thereafter either be withdrawn by Potlatch or the Guarantors or shall become subject to an

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     effective stop order issued pursuant to Section 8(d) of the Securities
     Act suspending the effectiveness of such registration statement (except as specifically permitted by the exchange and registration rights agreement) without being succeeded immediately by an additional registration statement filed and declared effective (each such event referred to in clauses (1) through (4) above, a "Registration Default"), then Potlatch and the Guarantors will pay Special Interest to each Holder of Original Notes. With respect to the first 90-day period immediately following the occurrence of the first Registration Default the per annum interest rate on the Original Notes will increase by 0.25% per annum. The amount of the Special Interest will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Special Interest for all Registration Defaults of 1.0% per annum.

   All accrued Special Interest will be paid by Potlatch and the Guarantors on each payment date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. In each case, wire transfers will be made only to accounts of Holders who have given wire transfer instructions to Potlatch at least ten business days prior to payment.

   Special Interest on such Original Notes shall cease to accrue (A) in the case of clause (1) above, upon the filing of the Exchange Registration Statement or Shelf Registration Statement, (B) in the case of clause (2) above, upon the effectiveness of the Exchange Offer Registration Statement or Shelf Registration Statement, (C) in the case of clause (3) above, upon the completion of the Exchange Offer, (D) in the case of clause (4) above, upon the cessation of the stop order suspending the effectiveness of such Shelf Registration Statement and (E) with respect to Holders other than affiliates of Potlatch, upon the expiration of two years (or such shorter period as may be prescribed by Rule 144(k) under the Securities Act, or any successor provisions thereof, under the Securities Act) commencing on the date of the initial issuance of the Original Notes.

   Holders of Original Notes will be required to make certain representations to Potlatch (as described in the exchange and registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the exchange and registration rights agreement in order to have their Original Notes included in the Shelf Registration Statement and benefit from the provisions regarding Special Interest set forth above. By acquiring Transfer Restricted Securities, a Holder will be deemed to have agreed to indemnify Potlatch and the Guarantors against certain losses arising out of information furnished by such Holder in writing for inclusion in any Shelf Registration Statement. Holders of Original Notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from Potlatch.

Certain Definitions

   Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

   "Acquired Debt" means, with respect to any specified Person:

  (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

  (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person;

but excluding Indebtedness of such other Person that is extinguished, retired or repaid concurrent with such other Person becoming a Subsidiary of such specified Person.

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   "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

   "Asset Sale" means:

  (1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Potlatch and its Subsidiaries, taken as a whole, will be governed by the provisions of the indenture described above under the caption "--Repurchase at the Option of Holders--Change of Control" and/or the provisions described above under the caption "--Certain Covenants--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

  (2) the issuance of Equity Interests by any of Potlatch's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

   Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

  (1) any single transaction or series of related transactions that involves assets with an aggregate fair market value of less than $5.0 million;

  (2) one or more transactions during any twelve-month period with an aggregate fair market value of less than $10.0 million, determined without regard to whether such transactions are related, but including all transactions that are deemed not to be Asset Sales pursuant to clause (1) above;

  (3) a transfer of assets between or among Potlatch and its Restricted Subsidiaries;

  (4) an issuance of Equity Interests by a Restricted Subsidiary to Potlatch or to another Restricted Subsidiary;

  (5) the sale or lease of equipment, Inventory, accounts receivable or other assets in the ordinary course of business;

  (6) the conveyance of real property, including timberlands, for charitable and environmental conservation purposes, consistent with past practice;

  (7) dispositions by Potlatch or any of its Restricted Subsidiaries of timberlands for other timberlands, provided, that if Potlatch or such Restricted Subsidiary receives consideration consisting of assets other than timberlands in such exchange, then such disposition shall be deemed an Asset Sale to the extent of the fair market value of such non-timberland consideration received and, provided, further, that the Board of Directors shall have approved such disposition and exchange and determined the fair market value of the assets subject to such transaction in accordance with the covenant described under the caption "--Repurchase at the Option of Holders--Asset Sales";

  (8) the sale or other disposition of cash or Cash Equivalents; and

  (9) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "--Certain Covenants-- Restricted Payments."

   "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

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   "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and
Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

   "Board of Directors" means, as the context may require:

  (1) with respect to Potlatch or a Restricted Subsidiary that is a corporation, the board of directors of the corporation or a committee thereof;

  (2) with respect to a partnership, the board of directors of the general partner of the partnership; and

  (3) with respect to any other Person, the board or a committee of such Person serving a similar function.

   "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

   "Capital Stock" means:

  (1) in the case of a corporation, corporate stock;

  (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

   "Cash Equivalents" means:

  (1) United States dollars;

  (2) (a) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition, and (b) certificates, depositary receipts or other instruments which evidence a direct ownership interest in obligations described in clause
      (a) above or in any specific interest or principal payments due in respect thereof; provided, however, that the custodian of such obligations or specific interest or principal payments shall be a bank or trust company (which may include the trustee or any paying agent) subject to federal or state supervision or examination with a combined capital and surplus of at least $50.0 million; and provided, further, that except as may be otherwise required by law, such custodian shall be obligated to pay to the holders of such certificates, depositary receipts or other instruments the full amount received by such custodian in respect of such obligations or specific payments and shall not be permitted to make any deduction therefrom;

  (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch (or such successor thereto) Rating of "B" or better;

  (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

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  (5) commercial paper having the highest rating obtainable from Moody's or
      S&P and in each case maturing within six months after the date of acquisition; and

  (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

   "Change of Control" means the occurrence of any of the following:

  (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Potlatch and its Restricted Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d)(3) of the Exchange
      Act);

  (2) the adoption of a plan relating to the liquidation or dissolution of Potlatch;

  (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 35% of the Voting Stock of Potlatch, measured by voting power rather than number of shares, provided, however, such person shall not be deemed to be such a Beneficial Owner of shares tendered pursuant to a tender offer or exchange offer paid by or on behalf of that person or any Affiliate of that person until the tendered shares are accepted for purchase or exchange, and provided further, however, that no person who is a Beneficial Owner of Voting Stock of Potlatch as of the date of the indenture (an "Existing Holder") or a Permitted Transferee (collectively a "Permitted Holder") shall be deemed to have become the Beneficial Owner of Voting Stock of Potlatch as a result of the formation of a "syndicate" or "group" (each within the meaning of Section 13(d)(3) of the Exchange Act) with one or more other Permitted Holders to the extent of the Voting Stock of Potlatch as to which such other Permitted Holder or Permitted Holders is a Beneficial Owner as of the date of the indenture;

  (4) the first day on which a majority of the members of the Board of Directors of Potlatch are not Continuing Directors; or

  (5) Potlatch consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Potlatch, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Potlatch or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Potlatch outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance);

provided, however, that a Change of Control will be deemed not to occur pursuant to clauses (1), (3), (4) and (5) above if either:

  (x) the acquiring "person" is a corporation with outstanding senior subordinated unsecured long-term debt securities having a maturity at least equal to the then remaining term of the Notes and such debt securities are rated not less than Investment Grade (without giving effect to any third-party credit support or enhancement) by both S&P and Moody's for a period of at least 60 consecutive days beginning on the date of the event that would otherwise constitute such Change of Control, or

  (y)  in the event that the acquiring "person" is a corporation that either
       (1) does not have any outstanding senior subordinated unsecured long-term debt securities having a maturity at least equal to the then remaining term of the Notes that are rated by both S&P and Moody's at any time during a period of 60 consecutive days beginning on the date of such event, or (2) after the date of such event but during such 60-day period, has outstanding senior subordinated unsecured long-term debt securities having a maturity at least equal to the then remaining term of the Notes that have been rated not less than Investment Grade (without giving effect to any third-party credit support or enhancement) by both S&P

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     and Moody's which rating continues in effect for the remainder of such period, and, in the case of subclauses (1) and (2) of this clause (y), the Notes shall be rated immediately upon such Change of Control at Investment Grade.

   "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

  (1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

  (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

  (3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

  (4) depreciation, amortization and cost of fee timber harvested (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization, cost of fee timber harvested and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

  (5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with GAAP.

   Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation, amortization and cost of fee timber harvested and other non-cash expenses of, a Subsidiary of Potlatch will be added to Consolidated Net Income to compute Consolidated Cash Flow of Potlatch only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Potlatch by such Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

   "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

  (1) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Restricted Subsidiary of the specified Person;

  (2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been

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       obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

  (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

  (4) the cumulative effect of a change in accounting principles will be excluded; and

  (5) the Net Income (but not loss) of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

   "Consolidated Net Worth" means, with respect to any specified Person as of any date, the sum of:

  (1) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date; plus

  (2) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock.

   "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Potlatch who:

  (1) was a member of such Board of Directors on the date of the indenture (the "Incumbent Board"); or

  (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Incumbent Board, any such member of the Board of Directors thereafter being considered a member of the Incumbent Board.

   "Credit Agreement" means that certain Credit Agreement, dated as of the date of the issuance of the Notes, by and among Potlatch, the Guarantors, the lenders party thereto and Bank of America, N.A., as administrative agent, providing for up to $400.0 million of borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

   "Credit Facilities" means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

   "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

   "Designated Senior Debt" means:

  (1)  any Indebtedness outstanding under the Credit Agreement; and

  (2) after payment in full of all Obligations under the Credit Agreement, any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by Potlatch as "Designated Senior Debt."

   "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or

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otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Potlatch to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Potlatch may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Certain Covenants--Restricted Payments."

   "Domestic Subsidiary" means any Restricted Subsidiary of Potlatch that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Potlatch.

   "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

   "Existing Indebtedness" means up to $975.0 million in aggregate principal amount of Indebtedness of Potlatch and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

   "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

  (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

  (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

  (3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

  (4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Potlatch (other than Disqualified Stock) or to Potlatch or a Restricted Subsidiary of Potlatch, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

   "Fixed Charge Coverage Ratio" means with respect to any specified Person for any six-quarter period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable six-quarter reference period.

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   In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

  (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the six-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the six-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

  (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

  (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

   "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

   "Guarantors" means (1) Potlatch's Subsidiaries that from time to time are guarantors of the Obligations under the Credit Agreement, which as of the date of the indenture are Duluth & Northeastern Railroad, Co., The Prescott and Northwestern Railroad Company, St. Maries River Railroad Company, and Warren and Saline River Railroad Company, and (2) any other subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns.

   "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

  (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

  (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

   "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent and without duplication:

  (1)  in respect of borrowed money;

  (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

  (3)  in respect of banker's acceptances;

  (4)  representing Capital Lease Obligations;

  (5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

  (6)  representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person

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(whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other person.

   The amount of any Indebtedness outstanding as of any date will be:

  (1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

  (2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

   "Inventory" of a Person means all inventory of such Person, including (i) all raw materials, logs, timber, forest growth, work-in-process, parts, components, assemblies, supplies and materials used or consumed by such Person's business, (ii) all goods, wares and merchandise, finished or unfinished, held for sale or lease and (iii) all goods returned or repossessed by such Person.

   "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Potlatch or any Subsidiary of Potlatch sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Potlatch such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Potlatch, Potlatch will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain Covenants--Restricted Payments." The acquisition by Potlatch or any Subsidiary of Potlatch of a Person that holds an Investment in a third Person will be deemed to be an Investment by Potlatch or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain Covenants--Restricted Payments."

   "Investment Grade" means (i) BBB- or above, in the case of S&P (or its equivalent under any successor Rating Categories of S&P) and Baa3 or above, in the case of Moody's (or its equivalent under any successor Rating Categories of Moody's) or (ii) the equivalent in respect of the Rating Categories of any Rating Agencies.

   "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

   "Moody's" means Moody's Investors Service Inc. and its successors.

   "Net Income" means, with respect to any specified Person, the net income
(loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

  (1) any gain or loss, together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

  (2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.


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   "Net Proceeds" means the aggregate cash proceeds received by Potlatch or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Senior Debt secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

   "Non-Recourse Debt" means Indebtedness:

  (1)  as to which neither Potlatch nor any of its Restricted Subsidiaries
       (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

  (2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of Potlatch or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

  (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Potlatch or any of its Restricted Subsidiaries.

   "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages, costs and expenses and other liabilities payable under the documentation governing any Indebtedness.

   "Permitted Business" means any business conducted by Potlatch on the date of the indenture, and any business reasonably related thereto.

   "Permitted Investments" means:

  (1)  any Investment in Potlatch or in a Restricted Subsidiary of Potlatch;

  (2)  any Investment in Cash Equivalents;

  (3) any Investment by Potlatch or any Restricted Subsidiary of Potlatch in a Person, if as a result of such Investment:

    (a)  such Person becomes a Restricted Subsidiary of Potlatch; or

    (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Potlatch or a Restricted Subsidiary of Potlatch;

  (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders--Asset Sales";

  (5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Potlatch;

  (6) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits;

  (7) Investments constituting loans, advances or extensions of credit to employees, officers, supervisory or management board members and directors made in the ordinary course of business;

  (8) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses, contribution or leases of intellectual property, in any case, in the ordinary course of business;

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  (9)   Investments in Permitted Joint Ventures and Unrestricted Subsidiaries
        in an amount not to exceed, together with the amount of all other Investments outstanding under this clause (9), at the time of such Investment and after giving pro forma effect thereto, $20.0 million;

  (10) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

  (11)  Hedging Obligations; and

  (12) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) since the date of the indenture, not to exceed $20.0 million.

   "Permitted Joint Ventures" means any arrangement with another Person or Persons, structured as an unincorporated joint venture, partnership, association or limited liability company (i) in which Potlatch and/or any Wholly Owned Restricted Subsidiary owns at least 15% of the outstanding Capital Stock thereof and (ii) which engages only in a business of the type conducted by Potlatch on the date of the indenture or in a business ancillary thereto.

   "Permitted Junior Securities" means:

  (1)  Equity Interests in Potlatch; or

  (2) debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to the same extent as, or to a greater extent than, the Notes are subordinated to Senior Debt under the indenture.

   "Permitted Liens" means:

  (1) Liens of Potlatch and any Guarantor securing Senior Debt that was permitted by the terms of the indenture to be incurred;

  (2)  Liens in favor of Potlatch or the Guarantors;

  (3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Potlatch or any Subsidiary of Potlatch; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Potlatch or the Subsidiary;

  (4) Liens on property existing at the time of acquisition of the property by Potlatch or any Subsidiary of Potlatch, provided that such Liens were in existence prior to the contemplation of such acquisition;

  (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

  (6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the third paragraph of the covenant entitled "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock"; provided, however, that (a) the principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost, (b) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item and (c) the incurrence of such Indebtedness is permitted by "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock";

  (7)  Liens existing on the date of the indenture;

  (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded,

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        provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

  (9) Liens in connection with escrow deposits made in connection with any acquisition of assets;

  (10) Liens incurred in the ordinary course of business in connection with workers' compensation and unemployment insurance, social security obligations, assessments or governmental charges which are not overdue for more than 60 days;

  (11) Liens of carriers, warehousemen, mechanics, vendors (solely to the extent arising by operation of law), laborers and materialmen incurred in the ordinary course of business for sums not yet due or being contested in good faith, if reserves or other appropriate provision shall have been made therefor;

  (12) Liens created by or existing as a result of any litigation or legal proceeding which is currently being contested in good faith by appropriate action promptly initiated and diligently conducted, including the Lien of any judgment;

  (13) easements or similar encumbrances, rights-of-way, restrictions, minor defects or irregularities in title not interfering in any material respect with the ordinary conduct of the business of Potlatch or such Restricted Subsidiary;

  (14) Liens incurred in the ordinary course of business of Potlatch or any Restricted Subsidiary of Potlatch with respect to obligations that do not exceed $10.0 million at any one time outstanding;

  (15) Liens on timberlands in connection with any arrangement entered into in the ordinary course of business under which Potlatch or any of its Subsidiaries is obligated to cut or pay for timber in order to provide the lien holder with respect to such timberlands with a specified amount of money, however determined;

  (16) Liens created or assumed in the ordinary course of business of exploring for, developing or producing oil, gas or other minerals (including borrowings in connection therewith) on, or any interest in, or on any proceeds from the sale of, property acquired for such purposes, production therefrom (including the proceeds thereof), or material or equipment located thereon; and

  (17) Liens to secure Indebtedness incurred to renew, extend, refinance or refund, in whole or in part, Indebtedness secured by any Lien referred to in the foregoing clauses (1) through (17) so long as such Lien does not extend to any other property and the principal amount of Indebtedness so secured does not exceed the principal amount of Indebtedness so renewed, extended, refinanced or refunded, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by Potlatch as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of Potlatch in connection with such refinancing;

   "Permitted Redeemable Stock" means any Disqualified Stock of Potlatch issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness (other than intercompany Indebtedness) or other Disqualified Stock of Potlatch; provided that:

  (1) the stated redemption value of such Permitted Redeemable Stock does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, or the stated redemption value of the Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on such Indebtedness or dividends on or other payments in respect of such Disqualified Stock, and the amount of all expenses and premiums incurred in connection therewith);

  (2) such Permitted Redeemable Stock has

    (i) a final maturity date or mandatory redemption date later than

      (a) the final maturity date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, or

      (b) the maturity date or mandatory redemption date of the Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded; and

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    (ii) a Weighted Average Life to Maturity equal to or greater than the
         Weighted Average Life to Maturity of the Indebtedness or the Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded;

provided further that if such Permitted Redeemable Stock permits the holders thereof to require Potlatch to repurchase or redeem such Permitted Redeemable Stock at the option of the holder thereof prior to the final maturity of the Notes, then the terms of such Permitted Redeemable Stock shall also provide that Potlatch may not repurchase or redeem any such Permitted Redeemable Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Certain Covenants-- Restricted Payments."

   "Permitted Refinancing Indebtedness" means any Indebtedness of Potlatch or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Potlatch or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

  (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

  (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

  (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

  (4) such Indebtedness is incurred either by Potlatch or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

   "Permitted Transferee" means any direct or indirect transferee of Voting Stock of Potlatch from an Existing Holder (1) by gift, bequest, distribution from (or deposit into) a trust or other transfer without consideration, (2) by succession or testamentary disposition upon death or (3) to a spouse or former spouse pursuant to an agreement for division of community property or other property settlement agreement in connection with a marital dissolution or legal separation. A Permitted Transferee shall be deemed to be the Beneficial Owner of any such Voting Stock as of the date of the indenture.

   "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

   "Rating Agencies" means (i) S&P and Moody's or (ii) if S&P or Moody's or both of them are not making ratings of the Notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by Potlatch, which will be substituted for S&P or Moody's or both, as the case may be.

   "Rating Category" means (i) with respect to S&P, any of the following categories (any of which may include a "+" or "-"): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody's, any of the following categories (any of which may include a "1," "2" or "3"): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such categories of S&P or Moody's used by another Rating Agency, if applicable.

   "Replacement Assets" means (i) long-term assets that will be used or useful in a Permitted Business, (ii) substantially all of the assets of another Permitted Business, or (iii) a majority of the Voting Stock of any Person

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engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary as a result of such acquisition.

   "Restricted Investment" means an Investment other than a Permitted
Investment.

   "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

   "S&P" means Standard & Poor's Rating Services, a division of the McGraw-Hill Companies, Inc. and its successors.

   "Senior Debt" means:

  (1) all Indebtedness of Potlatch and the Guarantors outstanding under the Credit Agreement and all Hedging Obligations;

  (2) any other Indebtedness of Potlatch and the Guarantors permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes; and

  (3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

   Notwithstanding anything to the contrary in the preceding sentence, Senior Debt will not include:

  (1) any liability for federal, state, local or other taxes owed or owing by Potlatch or the Guarantors;

  (2) any intercompany Indebtedness of Potlatch or any of its Subsidiaries to Potlatch or any of its Affiliates;

  (3) any trade payables; or

  (4) the portion of any Indebtedness that is incurred in violation of the indenture.

   "Significant Subsidiary" means any Subsidiary, other than an Unrestricted Subsidiary that has no Indebtedness other than Non-Recourse Debt, that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

   "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

   "Subsidiary" means, with respect to any specified Person:

  (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

  (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

   "Unrestricted Subsidiary" means any Subsidiary of Potlatch (or any successor to any of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

  (1) is not party to any agreement, contract, arrangement or understanding with Potlatch or any Restricted Subsidiary of Potlatch unless the terms of any such agreement, contract, arrangement or understanding

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       are no less favorable to Potlatch or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Potlatch;

  (2) is a Person with respect to which neither Potlatch nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

  (3) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Potlatch or any of its Restricted Subsidiaries.

   Any designation of a Subsidiary of Potlatch as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Potlatch as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "-- Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," Potlatch will be in default of such covenant. The Board of Directors of Potlatch may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Potlatch of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the six-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

   "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

   "Weighted Average Life to Maturity" means, (i) when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

  (2)  the then outstanding principal amount of such Indebtedness; and

    (ii) when applied to any Disqualified Stock or Permitted Redeemable Stock at any date, the number of years obtained by dividing:

  (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity, stated redemption value or other payments in respect of such Disqualified Stock or Permitted Redeemable Stock, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

  (2) the then outstanding stated redemption value of such Disqualified Stock or Permitted Redeemable Stock.

   "Wholly Owned Restricted Subsidiary" of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) will at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

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                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

   The following general discussion summarizes certain U.S. federal income tax considerations relating to the exchange of old notes for registered notes in the exchange offer. This discussion is a summary for general information purposes only and does not contain a complete analysis of all the potential tax considerations relating to the exchange. This discussion does not consider the impact, if any, of a holder's personal circumstances on the tax consequences of the exchange offer to such holder. This discussion also does not address the U.S. federal income tax consequences to holders subject to special treatment under the U.S. federal income tax laws, such as banks and financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, or persons that hold the old notes as part of a hedging transaction, straddle or conversion transaction. This discussion is based upon the U.S. federal income tax law now in effect, which is subject to change possibly retroactively.

   This summary may not cover your particular circumstances because it does not consider foreign, state or local tax rules, disregards certain federal tax rules, and does not describe future changes in federal tax rules. Please consult your tax advisor rather than relying on this general description.

The Exchange Offer

   An exchange of old notes for registered notes under the terms of the exchange offer will not constitute a taxable exchange for federal income tax purposes. Accordingly, (1) a holder will not recognize taxable gain or loss as a result of exchanging old notes for registered notes under the terms of the exchange offer, (2) the holding period of the registered notes will include the holding period of the old notes exchanged for the registered notes, and
(3) the adjusted tax basis of the registered notes will be the same as the adjusted tax basis, immediately before the exchange, of the old notes exchanged for the registered notes.

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                             PLAN OF DISTRIBUTION

   Based on existing interpretations of the Securities Act by the staff of the SEC set forth in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the Exchange Notes to be issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by the holders thereof (other than holders who are broker-dealers) without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any purchaser of Original Notes who is our affiliate within the meaning of the Securities Act or who intends to participate in the exchange offer for the purpose of distributing the Exchange Notes, or any broker-dealer who purchased the Original Notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (1) will not be able to rely on the interpretations of the staff set forth in the above-mentioned no-action letters, (2) will not be entitled to tender its Original Notes in the exchange offer and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Original Notes unless the sale or transfer is made pursuant to an exemption from such requirements. We do not intend to seek our own no-action letter, and there can be no assurance that the SEC's staff would make a similar determination with respect to the Exchange Notes as it has in such no-action letters to third parties.

   Each holder of the Original Notes who wishes to exchange the Original Notes for Exchange Notes in the exchange offer will be required to represent that
(1) it is not our affiliate within the meaning of the Securities Act, (2) the Exchange Notes to be received by it were acquired in the ordinary course of its business and (3) at the time of the exchange offer, it has not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes within the meaning of the Securities Act. In addition, in connection with any resales of Exchange Notes, any Participating Broker-Dealer who acquired the Original Notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. Based upon no-action letters from the SEC's staff to third parties, we believe that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Original Notes) with this prospectus. Under the exchange and registration rights agreement, we are required to allow Participating Broker-Dealers to use this prospectus in connection with the resale of, such Exchange Notes for a period starting on the Expiration Date and ending on the close of business 180 days after the Expiration Date.

   Neither we nor the guarantors will receive any proceeds from any sale of Exchange Notes by brokers-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of Exchange Notes and any commissions or concessions received by them may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   For a period of 180 days after the Expiration Date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We will pay our own expenses incurred in connection with the performance of our obligations in the exchange offer other than commissions or concessions of any brokers or dealers and other than certain taxes and will indemnify the holders of the Exchange Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act. We note, however, that in the

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opinion of the SEC, indemnification against liabilities arising under federal securities laws is against public policy and may be unenforceable.

                                 LEGAL MATTERS

   The validity of the Exchange Notes offered hereby will be passed upon for us by Pillsbury Winthrop LLP, San Francisco, California. Toni Rembe, a member of Pillsbury Winthrop LLP, is a director of Potlatch and at December 1, 2001 owned 3,612 shares of our common stock, options to acquire 4,250 shares of our common stock, and 7,029 common stock units.

                                    EXPERTS

   The consolidated financial statements of Potlatch Corporation as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been included and incorporated by reference herein and in the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Audited Consolidated Financial Statements
  Report of KPMG LLP, Independent Auditors................................  F-2
  Statements of Earnings for the years ended December 31, 2000, 1999 and
   1998...................................................................  F-3
  Balance Sheets at December 31, 2000 and 1999............................  F-4
  Statements of Cash Flows for the years ended December 31, 2000, 1999 and
   1998...................................................................  F-5
  Statements of Stockholders' Equity for the years ended December 31,
   2000, 1999 and 1998....................................................  F-6
  Summary of Principal Accounting Policies................................  F-7
  Notes to Consolidated Financial Statements..............................  F-9
Unaudited Consolidated Financial Statements
  Statements of Earnings for the nine months ended September 30, 2001 and
   2000................................................................... F-28
  Condensed Balance Sheets at September 30, 2001 and December 31, 2000
   (audited).............................................................. F-29
  Condensed Statements of Cash Flows for the nine months ended September
   30, 2001 and 2000...................................................... F-30
  Notes to Consolidated Financial Statements.............................. F-31

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors:

   We have audited the accompanying balance sheets of Potlatch Corporation and consolidated subsidiaries as of December 31, 2000 and 1999 and the related statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Potlatch Corporation and consolidated subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Portland, Oregon
January 24, 2001

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                            STATEMENTS OF EARNINGS
               (Dollars in thousands--except per-share amounts)

                                           For the years ended December 31
                                           -----------------------------------
                                              2000        1999         1998
                                           ----------  ----------   ----------
Net sales................................. $1,808,770  $1,808,388   $1,688,705
                                           ----------  ----------   ----------
Costs and expenses:
  Depreciation, amortization and cost of
   fee timber harvested...................    161,847     150,253      150,278
  Materials, labor and other operating
   expenses...............................  1,468,316   1,404,562    1,305,923
  Selling, general and administrative
   expenses...............................    123,347     141,580      133,297
  Restructuring and other charges (Note
   14)....................................     46,411         --           --
                                           ----------  ----------   ----------
                                            1,799,921   1,696,395    1,589,498
                                           ----------  ----------   ----------
Earnings from operations..................      8,849     111,993       99,207
Interest expense, net of capitalized
 interest of $3,964 ($10,320 in 1999 and
 $5,070 in 1998)..........................    (59,438)    (45,442)     (49,744)
Other income (expense), net...............     (3,860)       (507)*      8,712
                                           ----------  ----------   ----------
Earnings (loss) before taxes on income....    (54,449)     66,044       58,175
Provision (benefit) for taxes on income
 (Note 5).................................    (21,235)     25,097       20,943
                                           ----------  ----------   ----------
Net earnings (loss)....................... $  (33,214) $   40,947   $   37,232
                                           ==========  ==========   ==========
Net earnings (loss) per common share:
  Basic...................................     $(1.16)      $1.41        $1.28
  Diluted.................................      (1.16)       1.41         1.28
                                           ==========  ==========   ==========

  Net sales figures have been restated due to the reclassification of freight costs.
  Certain prior year amounts have been reclassified to conform to the 2000 presentation.
--------
* Includes a nonrecurring charge of $7.5 million ($4.6 million after tax) for expenses related to the termination of efforts to form a timber real estate investment trust.


  The accompanying notes and summary of principal accounting policies are an integral part
                        of these financial statements.

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS
                (Dollars in thousands--except per-share amounts)

                                                           At December 31
                                                        ----------------------
                                                           2000        1999
                                                        ----------  ----------
                        ASSETS
Current assets:
  Cash (Note 10)......................................  $   11,652  $   11,531
  Short-term investments (Note 10)....................           9         159
  Receivables, net of allowance for doubtful accounts
   of $1,012 ($1,786 in 1999).........................     187,819     184,312
  Inventories (Note 1)................................     223,206     196,733
  Prepaid expenses....................................      61,153      23,767
                                                        ----------  ----------
Total current assets..................................     483,839     416,502
Land, other than timberlands..........................       9,044       9,073
Plant and equipment, at cost less accumulated
 depreciation of $1,609,210 ($1,487,310 in 1999) (Note
 2)...................................................   1,637,374   1,616,055
Timber, timberlands and related logging facilities,
 net (Note 3).........................................     333,249     335,194
Other assets (Note 4).................................      78,939      69,676
                                                        ----------  ----------
                                                        $2,542,445  $2,446,500
                                                        ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable (Notes 6 and 10)......................  $  188,943  $  121,464
  Current installments on long-term debt (Notes 6 and
   10)................................................         325      10,323
  Accounts payable and accrued liabilities (Note 7)...     249,831     232,959
                                                        ----------  ----------
Total current liabilities.............................     439,099     364,746
                                                        ----------  ----------
Long-term debt (Notes 6 and 10).......................     801,549     701,798
                                                        ----------  ----------
Other long-term obligations (Note 8)..................     184,147     172,986
                                                        ----------  ----------
Deferred taxes (Note 5)...............................     293,961     275,644
                                                        ----------  ----------
Put options (Notes 9 and 10)..........................      10,453      10,287
                                                        ----------  ----------
Stockholders' equity:
  Preferred stock, Authorized 4,000,000 shares........         --          --
  Common stock, $1 par value, Authorized 40,000,000
   shares, issued 32,721,980 shares...................      32,722      32,722
  Additional paid-in capital..........................     128,984     128,678
  Retained earnings...................................     773,697     856,609
  Common shares in treasury 4,375,546 (3,749,748 in
   1999)..............................................    (122,167)    (96,970)
                                                        ----------  ----------
Total stockholders' equity............................     813,236     921,039
                                                        ----------  ----------
                                                        $2,542,445  $2,446,500
                                                        ==========  ==========

   The accompanying notes and summary of principal accounting policies are an integral part
                         of these financial statements.

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                           STATEMENTS OF CASH FLOWS
                            (Dollars in thousands)

                                               For the years ended December
                                                            31
                                               -------------------------------
                                                 2000       1999       1998
                                               ---------  ---------  ---------
CASH FLOWS FROM OPERATIONS
  Net earnings (loss)......................... $ (33,214) $  40,947  $  37,232
  Adjustments to reconcile net earnings (loss)
   to net cash provided by operations:
    Depreciation, amortization and cost of fee
     timber harvested.........................   161,847    150,253    150,278
    Deferred taxes............................    18,317     21,953     16,757
    Other, net................................    (2,129)    (3,190)    (3,105)
  Decrease (increase) in receivables..........    (3,507)   (22,044)    16,891
  Decrease (increase) in inventories..........   (26,473)     3,524    (17,954)
  Decrease (increase) in prepaid expenses.....   (37,386)     3,491       (485)
  Increase in accounts payable and accrued
   liabilities................................    16,457      9,695     17,930
                                               ---------  ---------  ---------
    Net cash provided by operations...........    93,912    204,629    217,544
                                               ---------  ---------  ---------
CASH FLOWS FROM INVESTING
  Decrease in short-term investments..........       150        --         --
  Additions to investments....................    (4,493)   (51,720)   (13,207)
  Reductions in investments...................     1,350     57,492     13,755
  Collection of note receivable...............       --      50,000        --
  Funding of qualified pension plans..........        (6)       (10)    (1,816)
  Additions to plant and equipment, and to
   land other than timberlands................  (157,243)  (237,671)  (137,160)
  Additions to timber, timberlands and related
   logging facilities.........................    (9,179)    (9,980)    (9,867)
  Disposition of plant and properties.........     1,877      3,046      3,115
                                               ---------  ---------  ---------
    Net cash used for investing...............  (167,544)  (188,843)  (145,180)
                                               ---------  ---------  ---------
CASH FLOWS FROM FINANCING
  Change in book overdrafts...................       415     (2,075)     5,425
  Increase (decrease) in notes payable........    67,479     46,525    (20,611)
  Proceeds from long-term debt................   100,000     99,935        --
  Repayment of long-term debt.................   (10,247)  (109,948)        32
  Issuance of treasury stock..................       861      1,250        550
  Purchase of treasury stock..................   (25,892)       --      (3,261)
  Dividends on common stock...................   (49,698)   (50,362)   (50,472)
  Other, net..................................    (9,165)    (1,230)    (1,403)
                                               ---------  ---------  ---------
    Net cash provided by (used for)
     financing................................    73,753    (15,905)   (69,740)
                                               ---------  ---------  ---------
  Increase (decrease) in cash.................       121       (119)     2,624
  Balance at beginning of year................    11,531     11,650      9,026
                                               ---------  ---------  ---------
  Balance at end of year...................... $  11,652  $  11,531  $  11,650
                                               =========  =========  =========

   Net interest paid (net of amounts capitalized) in 2000, 1999 and 1998 was $59.3 million, $43.9 million and $49.7 million, respectively. Net income taxes paid in 2000, 1999 and 1998 were $.2 million, $4.5 million and $4.2 million, respectively.

  The accompanying notes and summary of principal accounting policies are an integral part
                        of these financial statements.

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                (Dollars in thousands--except per-share amounts)

                            Common Stock
                               Issued       Additional Retained                           Total
                         ------------------  Paid-In   Earnings                       Stockholders'
                           Shares   Amount   Capital    Amount     Treasury Stock        Equity
                         ---------- ------- ---------- --------  -------------------  -------------
Balance, December 31,
 1997................... 32,721,980 $32,722  $127,554  $879,264  3,727,118  $ 87,948    $951,592
 Exercise of stock
  options...............        --      --        471       --     (23,825)     (550)      1,021
 Shares purchased at
  cost..................        --      --        --        --     100,000     4,000      (4,000)
 Put options............        --      --        --        --         --      5,206      (5,206)
 Premium on issuance of
  put options...........        --      --        --        --         --       (739)        739
 Net earnings...........        --      --        --     37,232        --        --       37,232
 Common dividends, $1.74
  per share.............        --      --        --    (50,472)       --        --      (50,472)
                         ---------- -------  --------  --------  ---------  --------    --------
Balance, December 31,
 1998................... 32,721,980 $32,722  $128,025  $866,024  3,803,293  $ 95,865    $930,906
 Exercise of stock
  options and stock
  awards................        --      --        653       --     (53,545)   (1,250)      1,903
 Put options............        --      --        --        --         --      3,443      (3,443)
 Premium on issuance of
  put options...........        --      --        --        --         --     (1,088)      1,088
 Net earnings...........        --      --        --     40,947        --        --       40,947
 Common dividends, $1.74
  per share.............        --      --        --    (50,362)       --        --      (50,362)
                         ---------- -------  --------  --------  ---------  --------    --------
Balance, December 31,
 1999................... 32,721,980 $32,722  $128,678  $856,609  3,749,748  $ 96,970    $921,039
 Exercise of stock
  options and stock
  awards................        --      --        306       --     (35,102)     (861)      1,167
 Shares purchased at
  cost..................        --      --        --        --     660,900    22,253     (22,253)
 Put options............        --      --        --        --         --      4,240      (4,240)
 Premium on issuance of
  put options...........        --      --        --        --         --       (435)        435
 Net loss...............        --      --        --    (33,214)       --        --      (33,214)
 Common dividends, $1.74
  per share.............        --      --        --    (49,698)       --        --      (49,698)
                         ---------- -------  --------  --------  ---------  --------    --------
Balance, December 31,
 2000................... 32,721,980 $32,722  $128,984  $773,697  4,375,546  $122,167    $813,236
                         ========== =======  ========  ========  =========  ========    ========


   The accompanying notes and summary of principal accounting policies are an integral part
                         of these financial statements.

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Consolidation

   The financial statements include the accounts of Potlatch Corporation and its subsidiaries after elimination of significant intercompany transactions and accounts. There are no significant unconsolidated subsidiaries.

   Potlatch Corporation is an integrated forest products company with substantial timber resources. It is engaged principally in the growing and harvesting of timber and the manufacture and sale of wood products, printing papers and pulp and paper products. Its timberlands and all of its manufacturing facilities are located within the continental United States. The primary market for the company's products is the United States, although it sells a significant amount of paperboard to countries in the Pacific Rim.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Inventories

   Inventories are stated at the lower of cost or market. The last-in, first-out method is used to determine cost of logs, lumber, plywood, particleboard and chips. The average cost method is used to determine cost of all other inventories.

Earnings Per Common Share

   Earnings per common share are computed by dividing net earnings by the weighted average number of common shares outstanding in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings Per Share." The following table reconciles the number of common shares used in the basic and diluted earnings per share calculations:

                                  2000       1999       1998
                               ---------- ---------- ----------
   Basic average common
    shares outstanding.......  28,522,659 28,946,900 29,000,250
   Incremental shares due to:
     Common stock options....         --      18,971     19,294
     Put options.............         --       1,291        --
                               ---------- ---------- ----------
   Diluted average common
    shares outstanding.......  28,522,659 28,967,162 29,019,544
                               ========== ========== ==========

   Incremental shares due to common stock options of 4,209 and put options of 40,039 were not included in the diluted average common shares outstanding total for 2000 due to their antidilutive effect as a result of the company's net loss for the year. Stock options to purchase 2,025,050, 1,949,725 and 1,230,475 shares of common stock for 2000, 1999 and 1998, respectively, were not included in the computation of diluted earnings per share because the exercise prices of the stock options were greater than the average market price of the common shares.

Properties

   Property, plant and equipment are valued at cost less accumulated depreciation. Depreciation of buildings, equipment and other depreciable assets is determined using the straight-line and units of production methods of depreciation. Estimated useful lives range from 30 to 40 years for buildings and structures and 2 to 25 years for equipment.

   Timber, timberlands and related logging facilities are valued at cost net of the cost of fee timber harvested and depreciation or amortization. Logging roads and related facilities are amortized over their useful lives or as related timber is removed. Cost of fee timber harvested is determined annually based on the estimated volumes of recoverable timber and related cost.

   Major improvements and replacements of property are capitalized. Maintenance, repairs, and minor improvements and replacements are expensed. Upon retirement or other disposition of property, applicable cost and accumulated depreciation or amortization are removed from the accounts. Any gains or losses are included in earnings.

Shipping Costs

   To determine net sales the company deducts from gross sales several cost items. Historically, one of these items has been the costs it incurs to ship its products to customers. Shipping costs incurred for the years ended December 31, 2000, 1999 and 1998 were $138.1 million, $131.6 million and $122.8 million, respectively. In September 2000 the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Issue 00-10 "Accounting for Shipping and Handling Fees and Costs." The Issue concludes that shipping costs should not be netted against revenues but included in cost of sales. As a result, the company has restated net sales and cost of sales for all years presented in this report.

Income Taxes

   The provision for taxes on income is based on earnings reported in the financial statements. Deferred income taxes are recorded for the temporary differences between reported earnings and taxable income using current tax laws and rates.

Preoperating and Startup Costs

   Preoperating and startup costs are expensed as incurred in compliance with the Accounting Standards Executive Committee Statement of Position 98-5, "Reporting on the Costs of Startup Activities."

Environment

   As part of its corporate policy, the company has an ongoing process to monitor, report on and comply with environmental requirements. Based on this ongoing process, accruals for environmental liabilities are established in accordance with Statement of Financial Accounting Standards No. 5.

Pending Accounting Pronouncements

   In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative financial instruments and hedging activities. SFAS No. 133, as amended, becomes effective for the company's fiscal year 2001. The Statements require recognition of derivatives as assets or liabilities in the Balance Sheets, measured at fair value. The company currently has not entered into any significant contracts or agreements that would be classified as derivative financial instruments.

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Inventories

                                                                2000     1999
                                                              -------- --------
                                                                 (Dollars in
                                                                 thousands)
   Logs, pulpwood, chips and sawdust......................... $ 22,108 $ 23,339
   Lumber and other manufactured wood products...............   14,800   10,945
   Pulp, paper and converted paper products..................  125,914  102,815
   Materials and supplies....................................   60,384   59,634
                                                              -------- --------
                                                              $223,206 $196,733
                                                              ======== ========
   Valued at lower of cost or market:
     Last-in, first-out basis................................ $ 34,503 $ 31,860
     Average cost basis......................................  188,703  164,873
                                                              -------- --------
                                                              $223,206 $196,733
                                                              ======== ========

   If the last-in, first-out inventory had been priced at lower of current average cost or market, the values would have been approximately $23.6 million higher at December 31, 2000, and $28.5 million higher at December 31, 1999.

Note 2. Plant and Equipment

                                                             2000       1999
                                                          ---------- ----------
                                                               (Dollars in
                                                               thousands)
   Land improvements..................................... $   60,912 $   59,012
   Buildings and structures..............................    451,398    419,155
   Machinery and equipment...............................  2,412,848  2,374,570
   Other.................................................    107,179    106,875
   Construction in progress..............................    214,247    143,753
                                                          ---------- ----------
                                                          $3,246,584 $3,103,365
                                                          ========== ==========

   Depreciation charged against income amounted to $136.5 million in 2000 ($126.7 million in 1999 and $126.3 million in 1998).

   Authorized but unexpended appropriations for capital projects totaled $114.3 million at December 31, 2000. Of that amount, $89.8 million is budgeted to be expended in 2001. Historically, the company has spent less on capital expenditures than the annual amount budgeted and expects that trend to continue in 2001. Spending on projects may be delayed due to acquisition of environmental permits, acquisition of equipment, engineering, weather and other factors.

Note 3. Timber, Timberlands and Related Logging Facilities

                                                                2000     1999
                                                              -------- --------
                                                                 (Dollars in
                                                                 thousands)
   Timber and timberlands.................................... $286,293 $290,917
   Related logging facilities................................   46,956   44,277
                                                              -------- --------
                                                              $333,249 $335,194
                                                              ======== ========

   The cost of timber harvested from company-owned lands amounted to $8.3 million in 2000 ($8.8 million in 1999 and $9.3 million in 1998). The cost of permit timber harvested from non-company owned lands amounted to $14.3 million in 2000 ($12.5 million in 1999 and $12.1 million in 1998). Amortization of logging roads and related facilities amounted to $2.1 million in 2000 ($1.7 million in 1999 and $1.7 million in 1998).

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

Note 4. Other Assets

                                                            2000        1999
                                                         ----------- -----------
                                                         (Dollars in thousands)
   Pension assets....................................... $    66,151 $    59,377
   Other................................................      12,788      10,299
                                                         ----------- -----------
                                                         $    78,939 $    69,676
                                                         =========== ===========

Note 5. Taxes on Income

   The provision (benefit) for taxes on income is comprised of the following:

                                                        2000     1999    1998
                                                      --------  ------- -------
                                                       (Dollars in thousands)
   Current........................................... $  1,517  $ 3,763 $ 4,453
   Deferred..........................................  (22,752)  21,334  16,490
                                                      --------  ------- -------
   Provision (benefit) for taxes on income........... $(21,235) $25,097 $20,943
                                                      ========  ======= =======

   The provision (benefit) for taxes on income differs from the amount computed by applying the statutory federal income tax rate of 35 percent to earnings before taxes on income due to the following:

                                                     2000     1999     1998
                                                   --------  -------  -------
                                                    (Dollars in thousands)
   Computed "expected" tax expense (benefit)...... $(19,057) $23,115  $20,361
   State and local taxes, net of federal income
    tax benefits..................................   (2,123)   2,492    2,022
   Tax credits and other benefits.................      --      (150)  (1,570)
   Foreign sales corporation......................     (548)    (685)  (1,221)
   All other items................................      493      325    1,351
                                                   --------  -------  -------
   Provision (benefit) for taxes on income........ $(21,235) $25,097  $20,943
   Effective tax rate.............................     39.0%    38.0%    36.0%
                                                   ========  =======  =======

   The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31 were:

                                                            2000       1999
                                                          ---------  ---------
                                                              (Dollars in
                                                              thousands)
   Plant and equipment................................... $(376,899) $(352,770)
   Timber, timberlands and related logging facilities....   (25,807)   (25,783)
   Postretirement benefits...............................    59,140     55,214
   Alternative minimum tax...............................    58,236     57,871
   Net operating loss carryforward.......................    33,334        --
   Employee benefits.....................................    21,275     18,511
   Pensions..............................................   (16,843)   (14,003)
   Other, net............................................    11,972      7,879
                                                          ---------  ---------
   Net deferred tax liability............................  (235,592)  (253,081)
   Current deferred tax assets(1)........................   (58,369)   (22,563)
                                                          ---------  ---------
   Net noncurrent deferred tax liabilities............... $(293,961) $(275,644)
                                                          =========  =========

--------
(1) Included in Prepaid expenses in the Balance Sheets.

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

   As of December 31, 2000, the company had an $85.5 million net operating loss carryforward that will expire after 20 years.

   The company's federal income tax returns have been examined and settlements have been reached for all years through 1988. The company believes that adequate provision has been made for likely assessments of additional taxes.

Note 6. Debt

                                                               2000     1999
                                                             -------- --------
                                                                (Dollars in
                                                                thousands)
   Revenue bonds fixed rate 5.9% to 7.5% due 2000 through
    2030.................................................... $137,044 $137,314
   Revenue bonds variable rate due 2007 through 2030........   99,879   99,866
   Debentures 6.25% due 2002................................   99,975   99,953
   Debentures 6.95% due 2015................................   99,840   99,829
   Credit sensitive debentures 9.125% due 2009..............  100,000  100,000
   Medium-term notes fixed rate 8.27% to 9.46% due 2000
    through 2022............................................  165,000  175,000
   Commercial paper 7.4% to 8.55%...........................  100,000      --
   Other notes..............................................      136      159
                                                             -------- --------
                                                              801,874  712,121
   Less current installments on long-term debt..............      325   10,323
                                                             -------- --------
   Long-term debt........................................... $801,549 $701,798
                                                             ======== ========

   The interest rate payable on the 9.125 percent credit sensitive debentures is subject to adjustment if certain changes in the debt rating of the debentures occur. No such change in the interest rate payable has occurred.

   The commercial paper is backed by the company's credit arrangements, enabling it to classify up to $100.0 million of short-term borrowings as long-term debt, which the company chose to do at December 31, 2000. The remaining balance of commercial paper outstanding at December 31, 2000, totaling $88.9 million, as well as all commercial paper outstanding at December 31, 1999, totaling $96.5 million, were classified as a portion of current notes payable in the Balance Sheets. At December 31, 2000, the weighted average annual interest rate payable on commercial paper was 7.8 percent.

   Certain credit agreements have restrictive covenants. At December 31, 2000, the company was in compliance with such covenants. The company does not currently have any covenants in any of its loan agreements which limit the payment of dividends. No significant assets of the company have been pledged, mortgaged or otherwise subjected to liens.

   Payments due on long-term debt during each of the five years subsequent to December 31, 2000 are as follows:

                                                                       (Dollars
                                                                          in
                                                                      thousands)
                                                                      ----------
   2001..............................................................  $    325
   2002..............................................................   130,606
   2003..............................................................    15,707
   2004..............................................................   100,707
   2005..............................................................     1,708

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

   At December 31, 2000, the company maintained credit lines of $300.0 million for general corporate purposes. Of that amount, $200.0 million was available for short-term borrowings, $50.0 million of which will expire on November 7, 2001, and the balance is subject to renewal annually. The $100.0 million long-term portion will expire on November 17, 2004. At December 31, 2000, the company had $100.0 million of outstanding indebtedness under the short-term credit line, which is classified as a portion of current notes payable in the Balance Sheets. The weighted average annual interest rate payable for such indebtedness was 7.14 percent.

Note 7. Accounts Payable and Accrued Liabilities

                                                                2000     1999
                                                              -------- --------
                                                                 (Dollars in
                                                                 thousands)
   Trade accounts payable.................................... $ 68,707 $ 69,723
   Accrued wages, salaries and employee benefits.............   54,460   57,822
   Accrued taxes other than taxes on income..................   18,393   17,360
   Accrued interest..........................................    8,225    8,012
   Accrued taxes on income...................................   15,124   13,827
   Book overdrafts...........................................   28,348   27,933
   Accrued restructuring and mill closure charges............   23,007      --
   Other.....................................................   33,567   38,282
                                                              -------- --------
                                                              $249,831 $232,959
                                                              ======== ========

Note 8. Other Long-Term Obligations

                                                                2000     1999
                                                              -------- --------
                                                                 (Dollars in
                                                                 thousands)
   Postretirement benefits................................... $151,643 $141,574
   Pension and related liabilities...........................   21,323   19,932
   Other.....................................................   11,181   11,480
                                                              -------- --------
                                                              $184,147 $172,986
                                                              ======== ========

Note 9. Put Options

   In December 1999, the company implemented a stock repurchase program to repurchase up to 2 million shares of stock. Under the plan purchases of common stock may be made from time to time through open market and privately negotiated transactions at prices deemed appropriate by management, and through the company's put option program.

   In conjunction with the repurchase program, the company issued put options which gave the purchaser the right to sell shares of Potlatch stock to the company at prices ranging from $31.50 to $42.73 per share on specific dates in 1999, 2000 and 2001. Activity during 2000 and 1999 is summarized as follows:

                                                       Shares Covered Potential
                                                       by Put Options Obligation
                                                       -------------- ----------
                                                        (Dollars in thousands)
   Balance, December 31, 1998.........................     200,000     $ 6,844
     Sales............................................     250,000      10,287
     Expirations......................................    (200,000)     (6,844)
                                                          --------     -------
   Balance, December 31, 1999.........................     250,000      10,287
     Sales............................................     100,000       4,240
     Repurchases......................................    (100,000)     (4,074)
                                                          --------     -------
   Balance, December 31, 2000.........................     250,000     $10,453
                                                          ========     =======

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

   The company's potential obligations of $10.5 million and $10.3 million at December 31, 2000 and 1999, respectively, are classified as "Put options" in the Balance Sheets and the related offset is recorded in "Common shares in treasury" under Stockholders' equity.

Note 10. Disclosures about Fair Value of Financial Instruments

   Estimated fair values of the company's financial instruments are as follows:

                                               2000                1999
                                        ------------------- -------------------
                                        Carrying            Carrying
                                         Amount  Fair Value  Amount  Fair Value
                                        -------- ---------- -------- ----------
                                                (Dollars in thousands)
Cash and short-term investments........ $ 11,661  $ 11,661  $ 11,690  $ 11,690
Current notes payable..................  188,943   188,943   121,464   121,464
Long-term debt.........................  801,874   816,887   712,121   698,377
Put options............................   10,453    10,453    10,287    10,287

   For short-term investments, current notes payable and put options, the carrying amount approximates fair value. The fair value of the company's long-term debt is estimated based upon the quoted market prices for the same or similar debt issues. The amount of long-term debt for which there is no quoted market price is immaterial and the carrying amount approximates fair value.

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

Note 11. Retirement, Savings and Other Postretirement Benefit Plans

   Substantially all employees of the company are eligible to participate in 401(k) savings plans and are covered by noncontributory defined benefit pension plans. These include both company-sponsored and multi-employer plans. In 2000, 1999 and 1998 the company made matching 401(k) contributions on behalf of employees of $9.8 million, $9.1 million and $8.1 million, respectively. The company also provides benefits under company-sponsored defined benefit retiree health care and life insurance plans, which cover most salaried and certain hourly employees. Most of the retiree health care plans require retiree contributions and contain other cost-sharing features. The retiree life insurance plans are primarily noncontributory.

   The change in benefit obligation, change in plan assets, funded status and related balance sheet amounts for company-sponsored benefit plans are as follows:

                                                                 Other
                                      Pension Benefit       Postretirement
                                           Plans             Benefit Plans
                                    --------------------  --------------------
                                      2000       1999       2000       1999
                                    ---------  ---------  ---------  ---------
                                            (Dollars in thousands)
Benefit obligation at beginning of
 year.............................  $ 487,720  $ 481,337  $ 159,671  $ 168,341
Service cost......................     13,944     13,870      3,360      3,486
Interest cost.....................     34,181     31,921     11,641     10,894
Plan amendments...................      8,415     15,381     (3,782)      (674)
Actuarial losses (gains)..........       (381)   (25,874)     9,346    (13,502)
Curtailments......................        --         --      (1,858)       --
Special termination benefits......        --         --       5,418        --
Mergers, sales and closures.......     (1,216)       --         --         --
Benefits paid.....................    (31,900)   (28,915)   (10,997)    (8,874)
                                    ---------  ---------  ---------  ---------
Benefit obligation at end of
 year.............................    510,763    487,720    172,799    159,671
                                    ---------  ---------  ---------  ---------
Fair value of plan assets at
 beginning of year................    661,310    637,873     43,970     43,079
Actual return on plan assets......     36,310     51,384     (2,098)     6,388
Employer contribution.............      1,186        968        --         --
Benefits paid.....................    (31,900)   (28,915)    (6,459)    (5,497)
                                    ---------  ---------  ---------  ---------
Fair value of plan assets at end
 of year..........................    666,906    661,310     35,413     43,970
                                    ---------  ---------  ---------  ---------
Funded status.....................    156,143    173,590   (137,386)  (115,701)
Unrecognized prior service cost...     31,897     29,688     (9,168)    (5,658)
Unrecognized net gain.............   (137,199)  (159,649)    (5,089)   (20,215)
Unrecognized net transition
 asset............................       (120)      (292)       --         --
                                    ---------  ---------  ---------  ---------
Prepaid (accrued) benefit cost....  $  50,721  $  43,337  $(151,643) $(141,574)
                                    =========  =========  =========  =========

   The projected benefit obligation, accumulated benefit obligation and value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $17.9 million, $14.1 million and $0, respectively, at December 31, 2000, and $26.3 million, $22.2 million and $7.7 million, respectively, at December 31, 1999.

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

   Net periodic (benefit) costs were:

                                                     Other Postretirement
                          Pension Benefit Plans          Benefit Plans
                         -------------------------  -------------------------
                          2000     1999     1998     2000     1999     1998
                         -------  -------  -------  -------  -------  -------
                                     (Dollars in thousands)
Service cost............ $13,944  $13,870  $12,340  $ 3,360  $ 3,486  $ 2,815
Interest cost...........  34,181   31,921   30,552   11,641   10,894   10,757
Expected return on plan
 assets................. (55,553) (49,334) (44,118)  (3,691)  (3,621)  (3,172)
Amortization of prior
 service cost...........   3,075    2,477    1,973     (717)    (412)    (411)
Recognized actuarial
 gain...................  (3,586)      (5)    (187)     --       --       --
Recognized net initial
 asset..................    (172)    (374)    (626)     --       --       --
Other...................     --       --       --        58      --        66
                         -------  -------  -------  -------  -------  -------
Net periodic (benefit)
 cost................... $(8,111) $(1,445) $   (66) $10,651  $10,347  $10,055
                         =======  =======  =======  =======  =======  =======

   The 2000 pension benefit presented above excludes a cost of $1.9 million for a workforce reduction program and a mill closure, which is included in "Restructuring and other charges" in the Statements of Earnings. The 2000 postretirement cost presented above excludes $3.9 million for a workforce reduction program, which is included in "Restructuring and other charges" in the Statements of Earnings.

   Weighted average assumptions as of December 31 were:

                                                       Other Postretirement
                             Pension Benefit Plans        Benefit Plans
                            -------------------------  ----------------------
                             2000     1999     1998     2000    1999    1998
                            -------  -------  -------  ------  ------  ------
Discount rate..............    7.25%    7.25%    6.75%   7.25%   7.25%   6.75%
Expected return on plan
 assets....................    9.50     9.50     9.50    9.00    9.00    9.00
Rate of salaried
 compensation increase.....    5.00     5.00     5.00     --      --      --

   The health care cost trend rate assumption used in determining the accumulated postretirement benefit obligation is 5.92 percent for 2000. The rate is assumed to decrease to 5.25 percent in 2001 and remain at that level thereafter. This assumption has a significant effect on the amounts reported. A one percentage point change in the health care cost trend rates would have the following effects:

                                                      1% Increase 1% Decrease
                                                      ----------- -----------
                                                      (Dollars in thousands)
   Effect on total of service and interest cost
    components.......................................   $ 2,310    $ (1,890)
   Effect on postretirement benefit obligation.......    22,118     (18,317)

   Hourly employees at two of the company's manufacturing facilities participate in a multi-employer defined benefit pension plan, the Paper, Allied-Industrial, Chemical and Energy Workers International Union (PACE) Pension Fund. The company also makes contributions to a trust fund established to provide retiree medical benefits for these employees, which is managed by PACE. Company contributions to these plans in 2000, 1999 and 1998 amounted to $5.2 million, $4.7 million and $4.7 million, respectively.

Note 12. Stock Compensation Plans

   The company currently has four fixed stock option plans under which options are issued and outstanding. Options are granted at market value and prior to 1995 may have included a stock appreciation right. Options may also be issued in the form of restricted stock and other share-based awards, none of which were outstanding

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES at December 31, 2000. Options are fully exercisable after two years and expire not later than 10 years from the date of grant. The company was originally authorized to issue up to 1.2 million, 1.5 million, 1.7 million and 1.4 million shares under its 1983 Stock Option Plan, 1989 Stock Incentive Plan, 1995 Stock Incentive Plan and 2000 Stock Incentive Plan, respectively. At December 31, 2000, no shares were available for future use under the 1983 Stock Option Plan and 1989 Stock Incentive Plan, while approximately 12,000 and 1.2 million shares were authorized for future use under the 1995 Stock Incentive Plan and the 2000 Stock Incentive Plan, respectively.

   The company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized when options are granted under the plans. Had compensation costs for the plans been determined based on the fair value at the grant dates for option awards under those plans as prescribed by Financial Accounting Standards Board Statement No. 123, the company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                        For the years ended
                                                            December 31
                                                      -------------------------
                                                        2000     1999    1998
                                                      --------  ------- -------
                                                      (Dollars in thousands--
                                                          except per-share
                                                              amounts)
   Net earnings (loss)
     as reported..................................... $(33,214) $40,947 $37,232
     pro forma.......................................  (35,782)  38,459  35,287
   Diluted earnings (loss) per share
     as reported..................................... $  (1.16) $  1.41 $  1.28
     pro forma.......................................    (1.25)    1.33    1.22

   A summary of the status of the company's stock options as of December 31, 2000, 1999 and 1998 and changes during those years is presented below:

                                   2000                      1999                      1998
                         ------------------------- ------------------------- -------------------------
                                     Weighted Avg.             Weighted Avg.             Weighted Avg.
                                       Exercise                  Exercise                  Exercise
        Options            Shares        Price       Shares        Price       Shares        Price
        -------          ----------  ------------- ----------  ------------- ----------  -------------
Outstanding at January
 1......................  2,529,850     $41.97      2,096,600     $41.96      1,758,725     $42.81
Granted.................    469,575      32.06        541,775      41.39        430,300      37.75
Shares exercised........    (18,900)     29.96        (35,650)     35.76        (23,825)     34.60
SARs exercised..........    (16,400)     30.37        (14,400)     35.72        (27,350)     32.25
Canceled or expired.....   (300,100)     41.65        (58,475)     41.85        (41,250)     44.71
                         ----------                ----------                ----------
Outstanding at December
 31.....................  2,664,025      40.41      2,529,850      41.97      2,096,600      41.96
Options exercisable.....  1,984,437      42.29      1,792,425      42.60      1,504,900      42.50
Options outstanding
 which include a stock
 appreciation right.....    142,225                   187,875                   204,375
Shares reserved for
 future grants..........  1,248,680                 1,496,355                   593,525
Fair value of options
 granted during the
 year................... $     5.77                $     9.58                $     5.86

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yield of 5.43, 4.21 and
4.61 percent; stock volatility of .2707, .2355 and .1945; risk free rate of return of 5.21, 6.28 and 5.03 percent; and expected term of 10 years for all grants.

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

   The following table summarizes information about stock options outstanding at December 31, 2000:

                                     Options Outstanding                Options Exercisable
                          ------------------------------------------ -------------------------
                            Number     Weighted Avg.   Weighted Avg.   Number    Weighted Avg.
                          Outstanding    Remaining       Exercise    Exercisable   Exercise
Range of Exercise Prices  at 12/31/00 Contractual Life     Price     at 12/31/00     Price
------------------------  ----------- ---------------- ------------- ----------- -------------
$32.0625 to $37.75......   1,045,650     7.9 years        $34.75        576,075     $36.95
$41.25 to $48.25........   1,618,375     6.1 years         44.07      1,408,362      44.47
                           ---------                                  ---------
$32.0625 to $48.25......   2,664,025     6.8 years         40.41      1,984,437      42.29

Note 13. Segment Information

   The company has divided its operations into four reporting segments: resource, wood products, printing papers and pulp and paper, based upon similarities in product lines, manufacturing processes, marketing and management of its businesses. The resource segment manages the company's timberland base and provides wood fiber to the manufacturing segments. The wood products segment produces oriented strand board, lumber, plywood and particleboard. The printing papers segment produces coated printing papers and pulp. The pulp and paper segment produces paperboard, consumer tissue and pulp.

   The reporting segments follow the same accounting policies used for the company's consolidated financial statements and described in the summary of significant accounting policies with the exception of the valuation of inventories. All segment inventories are reported using the average cost method and the LIFO reserve is recorded at the corporate level. Management evaluates a segment's performance based upon profit or loss from operations before income taxes. Intersegment sales or transfers are recorded based on prevailing market prices.

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

   Following is a tabulation of business segment information for each of the past three years. Certain prior year amounts have been reclassified to conform to the 2000 presentation. Corporate information is included to reconcile segment data to the consolidated financial statements.

                                                2000        1999        1998
                                             ----------  ----------  ----------
                                                  (Dollars in thousands)
   Segment Sales:
     Resource............................... $  352,324  $  337,558  $  325,934
                                             ----------  ----------  ----------
     Wood products:
       Oriented strand board................    208,067     246,943     192,775
       Lumber...............................    246,129     271,235     233,310
       Plywood..............................     51,550      71,924      58,451
       Particleboard........................     19,481      20,126      17,725
       Other................................     27,680      27,416      35,474
                                             ----------  ----------  ----------
                                                552,907     637,644     537,735
                                             ----------  ----------  ----------
     Printing papers:
       Printing papers......................    449,621     454,734     435,428
       Pulp.................................     53,755         --          --
                                             ----------  ----------  ----------
                                                503,376     454,734     435,428
                                             ----------  ----------  ----------
     Pulp and paper:
       Paperboard...........................    426,537     410,493     425,932
       Tissue...............................    282,625     256,764     257,165
       Pulp.................................     20,906      26,152      13,622
                                             ----------  ----------  ----------
                                                730,068     693,409     696,719
                                             ----------  ----------  ----------
                                              2,138,675   2,123,345   1,995,816
   Elimination of intersegment sales........   (329,905)   (314,957)   (307,111)
                                             ----------  ----------  ----------
         Total consolidated net sales....... $1,808,770  $1,808,388  $1,688,705
                                             ==========  ==========  ==========
   Intersegment Sales or Transfers: (1)
     Resource............................... $  315,116  $  298,859  $  282,938
     Wood products..........................     13,311      16,042      24,061
     Printing papers........................      1,428         --          --
     Pulp and paper.........................         50          56         112
                                             ----------  ----------  ----------
         Total.............................. $  329,905  $  314,957  $  307,111
                                             ==========  ==========  ==========

--------
(1) Intersegment sales for 1998-2000, which were based on prevailing market prices, consisted primarily of logs, chips, pulp logs and other fiber sales to the wood products, printing papers and pulp and paper segments.

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                              2000        1999        1998
                                           ----------  ----------  ----------
                                                (Dollars in thousands)
   Operating Income (Loss):
     Resource............................. $   61,395  $   68,006  $   71,296
     Wood products........................    (18,283)     83,073       2,515
     Printing papers......................      1,530     (13,816)     14,204
     Pulp and paper.......................     12,929      14,786      53,394
     Eliminations and adjustments.........      1,534       1,590        (655)
                                           ----------  ----------  ----------
                                               59,105     153,639     140,754
   Corporate Items:
     Administration expense...............    (25,664)    (38,228)    (37,247)
     Interest expense.....................    (59,438)    (45,442)    (49,744)
     Other, net...........................    (28,452)     (3,925)      4,412
                                           ----------  ----------  ----------
     Consolidated earnings (loss) before
      taxes on income..................... $  (54,449) $   66,044  $   58,175
                                           ==========  ==========  ==========
   Depreciation, Amortization and Cost of
    Fee Timber Harvested:
     Resource............................. $   25,260  $   23,945  $   24,109
     Wood products........................     27,715      28,785      30,136
     Printing papers......................     52,388      41,999      41,618
     Pulp and paper.......................     55,383      54,609      53,525
                                           ----------  ----------  ----------
                                              160,746     149,338     149,388
     Corporate............................      1,101         915         890
                                           ----------  ----------  ----------
       Total.............................. $  161,847  $  150,253  $  150,278
                                           ==========  ==========  ==========
   Assets:
     Resource............................. $  430,583  $  420,326  $  410,264
     Wood products........................    310,100     291,263     326,963
     Printing papers......................    820,132     828,828     685,743
     Pulp and paper.......................    751,980     731,030     759,701
                                           ----------  ----------  ----------
                                            2,312,795   2,271,447   2,182,671
     Corporate............................    229,650     175,053     194,635
                                           ----------  ----------  ----------
       Total consolidated assets.......... $2,542,445  $2,446,500  $2,377,306
                                           ==========  ==========  ==========
   Capital Expenditures:
     Resource............................. $   20,499  $   17,356  $   18,832
     Wood products........................     75,259      26,557      18,303
     Printing papers......................     21,831     181,944      87,147
     Pulp and paper.......................     48,200      20,850      21,943
                                           ----------  ----------  ----------
                                              165,789     246,707     146,225
     Corporate............................        633         944         802
                                           ----------  ----------  ----------
       Total.............................. $  166,422  $  247,651  $  147,027
                                           ==========  ==========  ==========

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

   All of the company's manufacturing facilities and all other assets are located within the continental U.S. However, the company sells and ships products to many foreign countries. Geographic information regarding the company's net sales is summarized as follows:

                                                  2000       1999       1998
                                               ---------- ---------- ----------
                                                    (Dollars in thousands)
   United States.............................. $1,660,546 $1,681,704 $1,515,050
   Japan......................................     52,661     50,741     64,129
   Australia..................................      7,245     14,759     23,022
   Canada.....................................     20,870     16,944     31,234
   China......................................     22,594     16,130     25,939
   Italy......................................     14,606     13,087     18,631
   Other foreign countries....................     30,248     15,023     10,700
                                               ---------- ---------- ----------
     Total consolidated net sales............. $1,808,770 $1,808,388 $1,688,705
                                               ========== ========== ==========

Note 14. Restructuring and Other Charges

   In June 2000 the company recorded a $26.0 million pre-tax charge to cover costs associated with a company-wide reduction and reorganization of its salaried workforce. In December an additional $1.9 million pre-tax charge was recorded as a result of final cost determinations for pension and medical benefits. The charges are included in the "Restructuring and other charges" line in the Statements of Earnings. A total of 290 salaried positions were affected by the reduction and reorganization. As of December 31, 2000, $16.5 million had been recorded against the accrued liability associated with the charge. The company anticipates annual pre-tax savings of $21 million as a result of the reduction in force. Also included in "Restructuring and other charges" is an $18.5 million pre-tax charge for costs associated with the closure of its Jaype, Idaho, plywood mill in September. The closure was deemed necessary due to a combination of poor plywood markets, lack of adequate raw materials and long-term transportation concerns. The amounts of revenues and operating income or loss attributable to the mill were not material in relation to revenues and operating income of the company as a whole. Closure of the mill affected 215 salaried and hourly positions. As of December 31, 2000, $6.9 million had been recorded against the accrued liability associated with the charge. The mill is scheduled to be dismantled, with equipment and parts used at other company facilities or sold to outside bidders. The company will continue to operate a log yard at the site. The following table summarizes the components of the accrued liabilities and the amounts applied against them as of December 31, 2000:

                                 Accrued       Ancillary
                            Compensation and     Site       Asset
                            Employee Benefits Maintenance Valuation  Total
                            ----------------- ----------- --------- --------
                                         (Dollars in thousands)
   Workforce reduction
    charge.................     $ 27,909        $  --      $  --    $ 27,909
     Cash payments.........      (14,492)          --         --     (14,492)
     Noncash allocations...       (2,009)          --         --      (2,009)
                                --------        ------     ------   --------
                                  11,408           --         --      11,408
                                --------        ------     ------   --------
   Mill closure charge.....        7,825         3,837      6,840     18,502
     Cash payments.........       (2,562)         (489)       --      (3,051)
     Noncash allocations...       (3,852)          --         --      (3,852)
                                --------        ------     ------   --------
                                   1,411         3,348      6,840     11,599
                                --------        ------     ------   --------
                                $ 12,819        $3,348     $6,840   $ 23,007
                                ========        ======     ======   ========

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

Note 15. Financial Results by Quarter (Unaudited)

                                                    Three Months Ended
                          --------------------------------------------------------------------------
                              March 31           June 30         September 30        December 31
                          ----------------- ------------------ ------------------ ------------------
                            2000     1999     2000      1999     2000      1999     2000      1999
                          -------- -------- --------  -------- --------  -------- --------  --------
                                     (Dollars in thousands--except per-share amounts)
Net sales...............  $474,556 $450,475 $462,523  $445,166 $452,017  $480,083 $419,674  $432,664
                          -------- -------- --------  -------- --------  -------- --------  --------
Costs and expenses:
 Depreciation,
  amortization and cost
  of fee timber
  harvested.............    40,837   37,427   38,829    35,146   41,543    38,270   40,638    39,410
 Materials, labor and
  other operating
  expenses..............   382,359  360,106  365,826   346,786  363,630   360,567  356,501   337,103
 Selling, general and
  administrative
  expenses..............    33,140   31,879   33,132    34,917   27,370    34,136   29,705    40,648
 Restructuring and other
  charges...............       --       --    26,000       --    18,502       --     1,909       --
                          -------- -------- --------  -------- --------  -------- --------  --------
                           456,336  429,412  463,787   416,849  451,045   432,973  428,753   417,161
                          -------- -------- --------  -------- --------  -------- --------  --------
 Earnings (loss) from
  operations............  $ 18,220 $ 21,063 $ (1,264) $ 28,317 $    972  $ 47,110 $ (9,079) $ 15,503
                          ======== ======== ========  ======== ========  ======== ========  ========
 Net earnings (loss)....  $  2,436 $    625 $ (9,444) $  9,366 $(10,503) $ 22,589 $(15,703) $  8,367
                          ======== ======== ========  ======== ========  ======== ========  ========
Net earnings (loss) per
 common share:
 Basic..................  $    .08 $    .02 $   (.32) $    .33 $   (.37) $    .78 $   (.55) $    .29
 Diluted................       .08      .02     (.32)      .33     (.37)      .77     (.55)      .29
                          ======== ======== ========  ======== ========  ======== ========  ========

   Net sales figures have been restated due to the reclassification of freight costs.

   Certain 1999 amounts have been reclassified to conform to the 2000 presentation.

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

Note 16. Subsidiary Guarantors

   The Original Notes are, and the Exchange Notes will be, fully and unconditionally guaranteed, on a joint and several basis, by four of the Company's subsidiaries, which are also guarantors, on an unconditional, joint and several basis, of the obligations under our current credit facilities.

   Consolidating statements of earnings for the years ended December 31, 2000, 1999, and 1998 are as follows:

                                    For the year ended December 31, 2000
                               ------------------------------------------------
                                 Parent    Subsidiary
                                Company    Guarantors Eliminations Consolidated
                               ----------  ---------- ------------ ------------
                                           (Dollars in thousands)
Net sales..................... $1,808,770    $1,952     $(1,952)    $1,808,770
                               ----------    ------     -------     ----------
Costs and expenses:
  Depreciation, amortization
   and cost of fee timber
   harvested..................    161,630       217         --         161,847
  Materials, labor and other
   operating expenses.........  1,470,391      (123)     (1,952)     1,468,316
  Selling, general and
   administrative expenses....    122,848       499         --         123,347
  Restructuring and other
   charges....................     46,411       --          --          46,411
                               ----------    ------     -------     ----------
                                1,801,280       593      (1,952)     1,799,921
                               ----------    ------     -------     ----------
Earnings from operations......      7,490     1,359         --           8,849
Interest expense..............    (59,438)      --          --         (59,438)
Other income (expense), net...     (3,861)        1         --          (3,860)
                               ----------    ------     -------     ----------
Earnings (loss) before taxes
 on income and equity in net
 income of consolidated
 subsidiaries.................    (55,809)    1,360         --         (54,449)
Equity in net income of
 consolidated subsidiaries....        830       --         (830)           --
Provision (benefit) for taxes
 on income....................    (21,765)      530         --         (21,235)
                               ----------    ------     -------     ----------
Net earnings (loss)........... $  (33,214)   $  830     $  (830)    $  (33,214)
                               ==========    ======     =======     ==========

                                    For the year ended December 31, 1999
                               ------------------------------------------------
                                 Parent    Subsidiary
                                Company    Guarantors Eliminations Consolidated
                               ----------  ---------- ------------ ------------
                                           (Dollars in thousands)
Net sales..................... $1,808,388    $1,601     $(1,601)    $1,808,388
                               ----------    ------     -------     ----------
Costs and expenses:
  Depreciation, amortization
   and cost of fee timber
   harvested..................    149,989       264         --         150,253
  Materials, labor and other
   operating expenses.........  1,406,353      (190)     (1,601)     1,404,562
  Selling, general and
   administrative expenses....    141,091       489         --         141,580
                               ----------    ------     -------     ----------
                                1,697,433       563      (1,601)     1,696,395
                               ----------    ------     -------     ----------
Earnings from operations......    110,955     1,038         --         111,993
Interest expense..............    (45,442)      --          --         (45,442)
Other income (expense), net...       (518)       11         --            (507)
                               ----------    ------     -------     ----------
Earnings before taxes on
 income and equity in net
 income of consolidated
 subsidiaries.................     64,995     1,049         --          66,044
Equity in net income of
 consolidated subsidiaries....        650       --         (650)           --
Provision for taxes on
 income.......................     24,698       399         --          25,097
                               ----------    ------     -------     ----------
Net earnings.................. $   40,947    $  650     $  (650)    $   40,947
                               ==========    ======     =======     ==========

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                      For the year ended December 31, 1998
                                 ------------------------------------------------
                                   Parent    Subsidiary
                                  Company    Guarantors Eliminations Consolidated
                                 ----------  ---------- ------------ ------------
                                             (Dollars in thousands)
Net sales......................  $1,688,705    $1,926     $(1,926)    $1,688,705
                                 ----------    ------     -------     ----------
Costs and expenses:
 Depreciation, amortization and
  cost of fee timber
  harvested....................     150,025       253         --         150,278
 Materials, labor and other
  operating expenses...........   1,307,733       116      (1,926)     1,305,923
 Selling, general and
  administrative expenses......     132,664       633         --         133,297
                                 ----------    ------     -------     ----------
                                  1,590,422     1,002      (1,926)     1,589,498
                                 ----------    ------     -------     ----------
Earnings from operations.......      98,283       924         --          99,207
Interest expense...............     (49,744)      --          --         (49,744)
Other income, net..............       8,712       --          --           8,712
                                 ----------    ------     -------     ----------
Earnings before taxes on income
 and equity in net income of
 consolidated subsidiaries.....      57,251       924         --          58,175
Equity in net income of
 consolidated subsidiaries.....         591       --         (591)           --
Provision for taxes on income..      20,610       333         --          20,943
                                 ----------    ------     -------     ----------
Net earnings...................  $   37,232    $  591     $  (591)    $   37,232
                                 ==========    ======     =======     ==========

   Condensed consolidating balance sheets as of December 31, 2000 and 1999 are as follows:

                                                December 31, 2000
                                 -----------------------------------------------
                                   Parent   Subsidiary
                                  Company   Guarantors Eliminations Consolidated
                                 ---------- ---------- ------------ ------------
                                             (Dollars in thousands)
ASSETS
Current assets:
 Cash..........................  $   10,529  $  1,123    $   --      $   11,652
 Short-term investments........           9       --         --               9
 Receivables, net..............     187,046       863        (90)       187,819
 Inventories...................     222,963       243        --         223,206
 Prepaid expenses..............      61,133        20        --          61,153
                                 ----------  --------    -------     ----------
Total current assets...........     481,680     2,249        (90)       483,839
Land, other than timberlands...       8,636       408        --           9,044
Plant and equipment, at cost
 less accumulated
 depreciation..................   1,635,777     1,597        --       1,637,374
Timber, timberlands and related
 logging facilities............     333,249       --         --         333,249
Other assets...................      80,185       --      (1,246)        78,939
                                 ----------  --------    -------     ----------
                                 $2,539,527  $  4,254    $(1,336)    $2,542,445
                                 ==========  ========    =======     ==========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
 Notes payable.................  $  188,943  $    --     $   --      $  188,943
 Current installments on long-
  term debt....................         325       --         --             325
 Accounts payable and accrued
  liabilities..................     249,513       408        (90)       249,831
                                 ----------  --------    -------     ----------
Total current liabilities......     438,781       408        (90)       439,099
Intercompany transfers.........      28,073   (28,073)       --             --
Long-term debt.................     801,549       --         --         801,549
Other long-term obligations....     184,147       --         --         184,147
Deferred taxes.................     293,961       --         --         293,961
Put options....................      10,453       --         --          10,453
Stockholders' equity...........     782,563    31,919     (1,246)       813,236
                                 ----------  --------    -------     ----------
                                 $2,539,527  $  4,254    $(1,336)    $2,542,445
                                 ==========  ========    =======     ==========

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                               December 31, 1999
                                -----------------------------------------------
                                  Parent   Subsidiary
                                 Company   Guarantors Eliminations Consolidated
                                ---------- ---------- ------------ ------------
                                            (Dollars in thousands)
ASSETS
Current assets:
  Cash........................  $   11,251  $    280    $   --      $   11,531
  Short-term investments......         159       --         --             159
  Receivables, net............     183,545       922       (155)       184,312
  Inventories.................     196,542       191        --         196,733
  Prepaid expenses............      23,751        16        --          23,767
                                ----------  --------    -------     ----------
Total current assets..........     415,248     1,409       (155)       416,502
Land, other than timberlands..       8,665       408        --           9,073
Plant and equipment, at cost
 less accumulated
 depreciation.................   1,614,258     1,797        --       1,616,055
Timber, timberlands and
 related logging facilities...     335,194       --         --         335,194
Other assets..................      70,922       --      (1,246)        69,676
                                ----------  --------    -------     ----------
                                $2,444,287  $  3,614    $(1,401)    $2,446,500
                                ==========  ========    =======     ==========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
  Notes payable...............  $  121,464  $    --     $   --      $  121,464
  Current installments on
   long-term debt.............      10,323       --         --          10,323
  Accounts payable and accrued
   liabilities................     232,797       317       (155)       232,959
                                ----------  --------    -------     ----------
Total current liabilities.....     364,584       317       (155)       364,746
Intercompany transfers........      27,689   (27,689)       --             --
Long-term debt................     701,798       --         --         701,798
Other long-term obligations...     172,986       --         --         172,986
Deferred taxes................     275,644       --         --         275,644
Put options...................      10,287       --         --          10,287
Stockholders' equity..........     891,299    30,986     (1,246)       921,039
                                ----------  --------    -------     ----------
                                $2,444,287  $  3,614    $(1,401)    $2,446,500
                                ==========  ========    =======     ==========

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

   Condensed consolidating statements of cash flows for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                     For the year ended December 31, 2000
                                -----------------------------------------------
                                 Parent    Subsidiary
                                 Company   Guarantors Eliminations Consolidated
                                ---------  ---------- ------------ ------------
                                            (Dollars in thousands)
CASH FLOWS FROM OPERATIONS
  Net earnings (loss).......... $ (34,044)   $  830      $ --       $ (33,214)
  Adjustments to reconcile net
   earnings (loss) to net cash
   provided by operations:
    Depreciation, amortization
     and cost of fee timber
     harvested.................   161,630       217        --         161,847
    Deferred taxes.............    18,317       --         --          18,317
    Working capital changes....   (51,003)       94        --         (50,909)
    Other, net.................    (2,129)      --         --          (2,129)
                                ---------    ------      -----      ---------
     Net cash provided by
      operations...............    92,771     1,141        --          93,912
                                ---------    ------      -----      ---------
CASH FLOWS FROM INVESTING
  Decrease in short-term
   investments.................       150       --         --             150
  Additions to investments.....    (4,493)      --         --          (4,493)
  Reductions in investments....     1,350       --         --           1,350
  Investments and advances from
   subsidiaries................       281      (281)       --             --
  Additions to plant and
   properties..................  (166,405)      (17)       --        (166,422)
  Other, net...................     1,871       --         --           1,871
                                ---------    ------      -----      ---------
     Net cash used for
      investing................  (167,246)     (298)       --        (167,544)
                                ---------    ------      -----      ---------
CASH FLOWS FROM FINANCING
  Change in book overdrafts....       415       --         --             415
  Increase in notes payable....    67,479       --         --          67,479
  Proceeds from long-term
   debt........................   100,000       --         --         100,000
  Repayment of long-term debt..   (10,247)      --         --         (10,247)
  Issuance of treasury stock...       861       --         --             861
  Purchase of treasury stock...   (25,892)      --         --         (25,892)
  Dividends....................   (49,698)      --         --         (49,698)
  Other, net...................    (9,165)      --         --          (9,165)
                                ---------    ------      -----      ---------
     Net cash provided by
      financing................    73,753       --         --          73,753
                                ---------    ------      -----      ---------
  Increase (decrease) in cash..      (722)      843        --             121
  Balance at beginning of
   period......................    11,251       280        --          11,531
                                ---------    ------      -----      ---------
  Balance at end of period..... $  10,529    $1,123      $ --       $  11,652
                                =========    ======      =====      =========

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                     For the year ended December 31, 1999
                                -----------------------------------------------
                                 Parent    Subsidiary
                                 Company   Guarantors Eliminations Consolidated
                                ---------  ---------- ------------ ------------
                                            (Dollars in thousands)
CASH FLOWS FROM OPERATIONS
  Net earnings................. $  40,297   $   650      $ --       $  40,947
  Adjustments to reconcile net
   earnings to net cash
   provided by operations:
    Depreciation, amortization
     and cost of fee timber
     harvested.................   149,989       264        --         150,253
    Deferred taxes.............    21,953       --         --          21,953
    Working capital changes....    (4,589)     (745)       --          (5,334)
    Other, net.................    (3,190)      --         --          (3,190)
                                ---------   -------      -----      ---------
      Net cash provided by
       operations..............   204,460       169        --         204,629
                                ---------   -------      -----      ---------
CASH FLOWS FROM INVESTING
  Additions to investments.....   (51,720)      --         --         (51,720)
  Reductions in investments....    57,492       --         --          57,492
  Collection of note
   receivable..................    50,000       --         --          50,000
  Investments and advances from
   subsidiaries................     1,008    (1,008)       --             --
  Additions to plant and
   properties..................  (247,539)     (112)       --        (247,651)
  Other, net...................     3,036       --         --           3,036
                                ---------   -------      -----      ---------
      Net cash used for
       investing...............  (187,723)   (1,120)       --        (188,843)
                                ---------   -------      -----      ---------
CASH FLOWS FROM FINANCING
  Change in book overdrafts....    (2,075)      --         --          (2,075)
  Increase in notes payable....    46,525       --         --          46,525
  Proceeds from long-term
   debt........................    99,935       --         --          99,935
  Repayment of long-term debt..  (109,948)      --         --        (109,948)
  Issuance of treasury stock...     1,250       --         --           1,250
  Dividends....................   (50,362)      --         --         (50,362)
  Other, net...................    (1,230)      --         --          (1,230)
                                ---------   -------      -----      ---------
      Net cash used for
       financing...............   (15,905)      --         --         (15,905)
                                ---------   -------      -----      ---------
  Increase (decrease) in cash..       832      (951)       --            (119)
  Balance at beginning of
   period......................    10,419     1,231        --          11,650
                                ---------   -------      -----      ---------
  Balance at end of period..... $  11,251   $   280      $ --       $  11,531
                                =========   =======      =====      =========

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                     For the year ended December 31, 1998
                                -----------------------------------------------
                                 Parent    Subsidiary
                                 Company   Guarantors Eliminations Consolidated
                                ---------  ---------- ------------ ------------
                                            (Dollars in thousands)
CASH FLOWS FROM OPERATIONS
  Net earnings................. $  36,641    $  591      $ --       $  37,232
  Adjustments to reconcile net
   earnings to net cash
   provided by operations:
    Depreciation, amortization
     and cost of fee timber
     harvested.................   150,025       253        --         150,278
    Deferred taxes.............    16,757       --         --          16,757
    Working capital changes....    16,303        79        --          16,382
    Other, net.................    (3,105)      --         --          (3,105)
                                ---------    ------      -----      ---------
      Net cash provided by
       operations..............   216,621       923        --         217,544
                                ---------    ------      -----      ---------
CASH FLOWS FROM INVESTING
  Additions to investments.....   (13,207)      --         --         (13,207)
  Reductions in investments....    13,755       --         --          13,755
  Investments and advances from
   subsidiaries................       166      (166)       --             --
  Additions to plant and
   properties..................  (146,813)     (214)       --        (147,027)
  Other, net...................     1,299       --         --           1,299
                                ---------    ------      -----      ---------
      Net cash used for
       investing...............  (144,800)     (380)       --        (145,180)
                                ---------    ------      -----      ---------
CASH FLOWS FROM FINANCING
  Change in book overdrafts....     5,425       --         --           5,425
  Decrease in notes payable....   (20,611)      --         --         (20,611)
  Repayment of long-term debt..        32       --         --              32
  Issuance of treasury stock...       550       --         --             550
  Purchase of treasury stock...    (3,261)      --         --          (3,261)
  Dividends....................   (50,472)      --         --         (50,472)
  Other, net...................    (1,403)      --         --          (1,403)
                                ---------    ------      -----      ---------
      Net cash used for
       financing...............   (69,740)      --         --         (69,740)
                                ---------    ------      -----      ---------
  Increase in cash.............     2,081       543        --           2,624
  Balance at beginning of
   period......................     8,338       688        --           9,026
                                ---------    ------      -----      ---------
  Balance at end of period..... $  10,419    $1,231      $ --       $  11,650
                                =========    ======      =====      =========

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                             STATEMENTS OF EARNINGS
                (Dollars in thousands--except per-share amounts)

                                                          Nine Months Ended
                                                            September 30
                                                        ----------------------
                                                           2001        2000
                                                        ----------  ----------
Net sales.............................................. $1,357,135  $1,389,096
                                                        ----------  ----------
Costs and expenses:
  Depreciation, amortization and cost of fee timber
   harvested...........................................    126,036     121,209
  Materials, labor and other operating expenses........  1,163,515   1,111,815
  Selling, general and administrative expenses.........     89,079      93,642
  Restructuring and other charges (Note 4).............      4,570      44,502
                                                        ----------  ----------
                                                         1,383,200   1,371,168
                                                        ----------  ----------
Earnings (loss) from operations........................    (26,065)     17,928
Interest expense.......................................    (57,377)    (43,637)
Other income (expense), net............................      5,166      (2,997)
                                                        ----------  ----------
Loss before taxes on income............................    (78,276)    (28,706)
Provision (benefit) for taxes on income (Note 2).......    (30,528)    (11,195)
                                                        ----------  ----------
Net loss............................................... $  (47,748) $  (17,511)
                                                        ==========  ==========
Net loss per common share (Note 3):
  Basic................................................     $(1.69)     $(0.61)
  Diluted..............................................      (1.69)      (0.61)
Dividends per common share (annual rate)...............       1.17        1.74
Average shares outstanding (in thousands):
  Basic................................................     28,280      28,561
  Diluted..............................................     28,280      28,561


   The accompanying notes are an integral part of these financial statements.

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                            CONDENSED BALANCE SHEETS
                (Dollars in thousands--except per-share amounts)

                                                    September 30, December 31,
                                                        2001          2000
                                                    ------------- ------------
                      ASSETS
Current assets:
  Cash.............................................  $    7,176    $   11,652
  Restricted cash (Note 5).........................      97,549           --
  Short-term investments...........................      46,909             9
  Receivables, net.................................     187,674       187,819
  Inventories (Note 6).............................     196,580       223,206
  Prepaid expenses.................................     102,788        61,153
                                                     ----------    ----------
Total current assets...............................     638,676       483,839
Land, other than timberlands.......................       9,042         9,044
Plant and equipment, at cost less accumulated
 depreciation......................................   1,498,227     1,637,374
Timber, timberlands and related logging
 facilities........................................     394,861       333,249
Other assets.......................................     105,783        78,939
                                                     ----------    ----------
                                                     $2,646,589    $2,542,445
                                                     ==========    ==========
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable....................................  $      --     $  188,943
  Current installments on long-term debt...........     133,097           325
  Accounts payable and accrued liabilities.........     256,682       249,831
                                                     ----------    ----------
Total current liabilities..........................     389,779       439,099
Long-term debt (Note 7)............................   1,018,009       801,549
Other long-term obligations........................     189,965       184,147
Deferred taxes.....................................     305,661       293,961
Put options........................................       2,103        10,453
Stockholders' equity...............................     741,072       813,236
                                                     ----------    ----------
                                                     $2,646,589    $2,542,445
                                                     ==========    ==========
Stockholders' equity per common share..............  $    26.20    $    28.69
Working capital....................................  $  248,897    $   44,740
Current ratio......................................       1.6:1         1.1:1


   The accompanying notes are an integral part of these financial statements.

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                           Nine Months Ended
                                                             September 30
                                                          --------------------
                                                            2001       2000
                                                          ---------  ---------
CASH FLOWS FROM OPERATIONS
  Net loss............................................... $ (47,748) $ (17,511)
  Adjustments to reconcile net loss to net cash provided
   by operations:
   Depreciation, amortization and cost of fee timber
    harvested............................................   126,036    121,209
   Deferred taxes........................................    11,700     (8,956)
   Working capital changes...............................    (5,982)    16,369
   Other, net............................................    (2,168)    (1,599)
                                                          ---------  ---------
    Net cash provided by operations......................    81,838    109,512
                                                          ---------  ---------
CASH FLOWS FROM INVESTING
  Increase in restricted cash............................   (97,549)       --
  Decrease (increase) in short-term investments..........   (46,900)       150
  Additions to investments...............................    (3,415)    (3,525)
  Reductions in investments..............................     1,558        918
  Additions to plant and properties......................   (42,795)  (119,040)
                                                          ---------  ---------
    Net cash used for investing..........................  (189,101)  (121,497)
                                                          ---------  ---------
CASH FLOWS FROM FINANCING
  Change in book overdrafts..............................    (2,031)     1,209
  Increase (decrease) in notes payable...................  (188,943)    38,976
  Proceeds from long-term debt...........................   450,000     50,000
  Repayment of long-term debt............................  (100,768)   (10,266)
  Long-term debt issuance fees...........................   (15,352)       --
  Issuance of treasury stock.............................     3,524        468
  Purchase of treasury stock.............................    (8,349)   (21,818)
  Dividends..............................................   (28,868)   (37,328)
  Other, net.............................................    (6,426)    (9,550)
                                                          ---------  ---------
    Net cash provided by financing.......................   102,787     11,691
                                                          ---------  ---------
  Decrease in cash.......................................    (4,476)      (294)
  Balance at beginning of period.........................    11,652     11,531
                                                          ---------  ---------
  Balance at end of period............................... $   7,176  $  11,237
                                                          =========  =========

   Net interest payments (net of amounts capitalized) for the nine months ended September 30, 2001 and 2000 were $38.8 million and $36.1 million, respectively. Net income tax payments for the nine months ended September 30, 2001 and 2000 were $0.4 million and $0.3 million, respectively.

   The accompanying notes are an integral part of these financial statements.

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (Dollars in thousands)

Note 1. General

   The accompanying condensed balance sheets at September 30, 2001, and December 31, 2000, the statements of earnings for the nine months ended September 30, 2001 and 2000 and the condensed statements of cash flows for the nine months ended September 30, 2001 and 2000, have been prepared in conformity with accounting principles generally accepted in the United States of America. We believe that all adjustments necessary for a fair statement of the results of such interim periods have been included. All adjustments were of a normal recurring nature; there were no material nonrecurring adjustments.

Note 2. Income Taxes

   The provision for taxes on income has been computed by applying an estimated annual effective tax rate. This rate was 39 percent for the nine months ended September 30, 2001 and 2000.

Note 3. Earnings Per Common Share

   Earnings per common share are computed by dividing net earnings by the weighted average number of common shares outstanding in accordance with FASB Statement No. 128, "Earnings Per Share."

   The following table reconciles the number of common shares used in the basic and diluted earnings per share calculations (in thousands):

                                                               Nine Months Ended
                                                                 September 30
                                                               -----------------
                                                                 2001     2000
                                                               -------- --------
   Basic average common shares outstanding....................   28,280   28,561
   Incremental shares due to common stock options.............      --       --
   Incremental shares due to put options......................      --       --
                                                               -------- --------
   Diluted average common shares outstanding..................   28,280   28,561
                                                               ======== ========

   Incremental shares due to common stock options and put options were not included in the diluted average common shares outstanding total due to their antidilutive effect as a result of the company's net loss for the period. The amounts (in thousands) not included for stock options and put options totaled 7 and 35, respectively, for the nine months ended September 30, 2001 and 6 and 38, respectively, for the nine months ended September 30, 2000. Stock options to purchase 1,957,800 and 1,964,375 shares of common stock for the nine months ended September 30, 2001 and 2000, respectively, were not were not included in the computation of diluted earnings per share because the exercise price of the stock options were greater than the average market price of common shares.

Note 4. Restructuring Charges

   In March 2001, we recorded a $4.2 million charge associated with a workforce reduction plan at our pulp, paperboard and consumer products operations in Idaho. In September 2001 an additional $0.4 million pre-tax charge was recorded as a result of final cost determinations for pension and medical benefits. The plan permanently reduced the workforce by 124 hourly production and maintenance positions.

   In June 2000, we recorded a $26.0 million pre-tax charge to cover costs associated with a company-wide reduction and reorganization of our salaried production and administrative workforce. In December 2000 an additional $1.9 million pre-tax charge was recorded as a result of final cost determinations for pension and

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES medical benefits. In establishing the initial liability, we estimated 261 employees would be terminated. As of December 31, 2000, and September 30, 2001, a total of 273 employees had been terminated under the reduction and reorganization plan. As of September 30, 2001, $23.7 million had been recorded against the accrued liability associated with the charge. We anticipate annual pre-tax savings of $21 million as a result of the reduction in force.

   In September 2000, we recorded an $18.5 million pre-tax charge for costs associated with the closure of our Jaype, Idaho, plywood mill. The closure was deemed necessary due to a combination of poor plywood markets, lack of adequate raw materials and long-term transportation concerns. The amounts of revenues and operating income or loss attributable to the mill were not material in relation to revenues and operating income of the company as a whole. As of December 31, 2000, 5 salaried and 200 hourly production and maintenance employees had been terminated due to the closure. As of September 30, 2001, a total of 5 salaried and 207 hourly production and maintenance employees had been terminated due to the closure. The mill was dismantled in 2001, with equipment and parts used at our other facilities or sold to outside bidders. We will continue to operate a log yard at the site. As of September 30, 2001, $16.0 million had been recorded against the accrued liability associated with the charge.

   The following table summarizes the components of the accrued liabilities for all of these charges and the cash and noncash amounts applied against them as of September 30, 2001:

                                    Accrued
                                  Compensation  Ancillary
                                  and Employee    Site       Asset
                                   Benefits*   Maintenance Valuation  Total
                                  ------------ ----------- --------- --------
                                            (Dollars in thousands)
Hourly workforce reduction
 charge..........................   $  4,570     $  --      $  --    $  4,570
  Cash payments..................     (1,238)       --         --      (1,238)
  Noncash allocations............     (3,217)       --         --      (3,217)
                                    --------     ------     ------   --------
                                         115        --         --         115
                                    --------     ------     ------   --------
Salaried workforce reduction
 charge..........................     27,909        --         --      27,909
  Cash payments..................    (21,707)       --         --     (21,707)
  Noncash allocations............     (2,009)       --         --      (2,009)
                                    --------     ------     ------   --------
                                       4,193        --         --       4,193
                                    --------     ------     ------   --------
Mill closure charge..............      7,825      3,837      6,840     18,502
  Cash payments..................     (4,342)    (1,340)       --      (5,682)
  Noncash allocations............     (3,852)       --      (6,457)   (10,309)
                                    --------     ------     ------   --------
                                        (369)     2,497        383      2,511
                                    --------     ------     ------   --------
                                    $  3,939     $2,497     $  383   $  6,819
                                    ========     ======     ======   ========

--------
* Noncash allocation amounts represent costs incurred for postretirement medical and pension benefits.

Note 5. Restricted Cash

   In June 2001, under the terms of our new bank credit facility, we placed $96.6 million of cash into an interest-bearing escrow account. The escrow account's use is restricted to repayment of our $100 million 6.25% debentures, which mature on March 15, 2002.

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

Note 6. Inventories

   Inventories at the balance sheet dates consist of:

                                                      September 30, December 31,
                                                          2001          2000
                                                      ------------- ------------
   Raw materials.....................................   $ 90,019      $105,022
   Work in process...................................      5,634         3,849
   Finished goods....................................    100,927       114,335
                                                        --------      --------
                                                        $196,580      $223,206
                                                        ========      ========

Note 7. Long-term Debt

   In June 2001, we issued $250.0 million of senior subordinated debentures and we borrowed $200.0 million under our bank credit facility. Part of the proceeds were used to repay $100.0 million borrowed under our old credit facility that had been classified as long-term debt.

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

Note 8. Segment Information

                                                    Nine Months Ended
                                                      September 30,
                                                    -----------------
                                                     2001           2000
                                                  ----------     ----------
                                                       (Dollars in
                                                       thousands)
   Segment Sales
     Resource.................................... $  304,262     $  270,391
                                                  ----------     ----------
     Wood products
       Oriented strand board.....................    128,932        170,572
       Lumber....................................    211,299        193,522
       Plywood...................................     34,671         43,346
       Particleboard.............................     10,903         15,306
       Other.....................................     19,693         21,748
                                                  ----------     ----------
                                                     405,498        444,494
                                                  ----------     ----------
     Printing papers
       Printing papers...........................    317,619        344,839
       Pulp......................................     43,561         37,728
                                                  ----------     ----------
                                                     361,180        382,567
                                                  ----------     ----------
     Pulp and paper
       Paperboard................................    325,266        323,262
       Tissue....................................    244,945        206,087
       Pulp......................................     10,784         17,968
                                                  ----------     ----------
                                                     580,995        547,317
                                                  ----------     ----------
                                                   1,651,935      1,644,769
   Elimination of intersegment sales.............   (294,800)      (255,673)
                                                  ----------     ----------
         Total consolidated net sales............ $1,357,135     $1,389,096
                                                  ==========     ==========
   Intersegment sales or transfers
     Resource.................................... $  278,682     $  244,122
     Wood products...............................     14,370         10,126
     Printing papers.............................      1,718          1,384
     Pulp and paper..............................         30             41
                                                  ----------     ----------
       Total..................................... $  294,800     $  255,673
                                                  ==========     ==========
   Operating Income (Loss)
     Resource.................................... $   35,730     $   48,286
     Wood products...............................    (13,475)           645 (a)
     Printing papers.............................    (18,421)        (1,477)
     Pulp and paper..............................       (411)(b)     16,790
     Eliminations and adjustments................       (694)        (3,986)
                                                  ----------     ----------
                                                       2,729         60,258
   Corporate.....................................    (81,005)       (88,964)(c)
                                                  ----------     ----------
   Consolidated loss before taxes on income...... $  (78,276)    $  (28,706)
                                                  ==========     ==========

--------
(a) Includes a pre-tax charge of $18.5 million associated with the closure of a plywood plant in Idaho.
(b) Includes a pre-tax charge of $4.6 million associated with the workforce reduction plan at our pulp, paperboard and consumer products operations in Idaho.
(c) Includes a pre-tax charge of $26.0 million associated with a company-wide reduction and reorganization of our salaried workforce.

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

Note 9. Subsidiary Guarantors

   A portion of our outstanding debt is unconditionally guaranteed, on a joint and several basis, by four of the Company's subsidiaries, which are also guarantors, on an unconditional, joint and several basis, of the obligations under our current credit facilities.

   Consolidating statements of earnings for the nine months ended September 30, 2001 and 2000 are as follows:

                                For the nine months ended September 30, 2001
                               ------------------------------------------------
                                 Parent    Subsidiary
                                Company    Guarantors Eliminations Consolidated
                               ----------  ---------- ------------ ------------
                                           (Dollars in thousands)
Net sales..................... $1,357,135    $1,729     $(1,729)    $1,357,135
                               ----------    ------     -------     ----------
Costs and expenses:
 Depreciation, amortization
  and cost of fee timber
  harvested...................    125,906       130         --         126,036
 Materials, labor and other
  operating expenses..........  1,165,029       215      (1,729)     1,163,515
 Selling, general and
  administrative expenses.....     88,666       413         --          89,079
 Restructuring and other
  charges.....................      4,570       --          --           4,570
                               ----------    ------     -------     ----------
                                1,384,171       758      (1,729)     1,383,200
                               ----------    ------     -------     ----------
Earnings (loss) from
 operations...................    (27,036)      971         --         (26,065)
Interest expense..............    (57,377)      --          --         (57,377)
Other income, net.............      5,158         8         --           5,166
                               ----------    ------     -------     ----------
Earnings (loss) before taxes
 on income and equity in net
 income of consolidated
 subsidiaries.................    (79,255)      979         --         (78,276)
Equity in net income of
 consolidated subsidiaries....        597       --         (597)           --
Provision (benefit) for taxes
 on income....................    (30,910)      382         --         (30,528)
                               ----------    ------     -------     ----------
Net earnings (loss)........... $  (47,748)   $  597     $  (597)    $  (47,748)
                               ==========    ======     =======     ==========

              POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                For the nine months ended September 30, 2000
                               ------------------------------------------------
                                 Parent    Subsidiary
                                Company    Guarantors Eliminations Consolidated
                               ----------  ---------- ------------ ------------
                                           (Dollars in thousands)
Net sales..................... $1,389,096    $1,487     $(1,487)    $1,389,096
                               ----------    ------     -------     ----------
Costs and expenses:
  Depreciation, amortization
   and cost of fee timber
   harvested..................    121,037       172         --         121,209
  Materials, labor and other
   operating expenses.........  1,113,257        45      (1,487)     1,111,815
  Selling, general and
   administrative expenses....     93,321       321         --          93,642
  Restructuring and other
   charges....................     44,502       --          --          44,502
                               ----------    ------     -------     ----------
                                1,372,117       538      (1,487)     1,371,168
                               ----------    ------     -------     ----------
Earnings from operations......     16,979       949         --          17,928
Interest expense..............    (43,637)      --          --         (43,637)
Other income (expense), net...     (2,998)        1         --          (2,997)
                               ----------    ------     -------     ----------
Earnings (loss) before taxes
 on income and equity in net
 income of consolidated
 subsidiaries.................    (29,656)      950         --         (28,706)
Equity in net income of
 consolidated subsidiaries....        580       --         (580)           --
Provision (benefit) for taxes
 on income....................    (11,565)      370         --         (11,195)
                               ----------    ------     -------     ----------
Net earnings (loss)........... $  (17,511)   $  580     $  (580)    $  (17,511)
                               ==========    ======     =======     ==========

   Condensed consolidating balance sheets as of September 30, 2001 and December 31, 2000 are as follows:

                                              September 30, 2001
                                -----------------------------------------------
                                  Parent   Subsidiary
                                 Company   Guarantors Eliminations Consolidated
                                ---------- ---------- ------------ ------------
                                            (Dollars in thousands)
ASSETS
Current assets:
  Cash........................  $    6,833  $    343    $   --      $    7,176
  Restricted cash.............      97,549       --         --          97,549
  Short-term investments......      46,909       --         --          46,909
  Receivables, net............     187,295       402        (23)       187,674
  Inventories.................     196,278       302        --         196,580
  Prepaid expenses............     102,762        26        --         102,788
                                ----------  --------    -------     ----------
Total current assets..........     637,626     1,073        (23)       638,676
Land, other than timberlands..       8,634       408        --           9,042
Plant and equipment, at cost
 less accumulated
 depreciation.................   1,496,760     1,467        --       1,498,227
Timber, timberlands and
 related logging facilities...     394,861       --         --         394,861
Other assets..................     107,029       --      (1,246)       105,783
                                ----------  --------    -------     ----------
                                $2,644,910  $  2,948    $(1,269)    $2,646,589
                                ==========  ========    =======     ==========
LIABILITIES AND STOCKHOLDERS'
 EQUITY

Current liabilities:
  Current installments on
   long-term debt.............  $  133,097  $    --     $   --      $  133,097
  Accounts payable and accrued
   liabilities................     256,580       125        (23)       256,682
                                ----------  --------    -------     ----------
Total current liabilities.....     389,677       125        (23)       389,779
Intercompany transfers........      29,655   (29,655)       --             --
Long-term debt................   1,018,009       --         --       1,018,009
Other long-term obligations...     189,965       --         --         189,965
Deferred taxes................     305,661       --         --         305,661
Put options...................       2,103       --         --           2,103
Stockholders' equity..........     709,840    32,478     (1,246)       741,072
                                ----------  --------    -------     ----------
                                $2,644,910  $  2,948    $(1,269)    $2,646,589
                                ==========  ========    =======     ==========

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                               December 31, 2000
                                -----------------------------------------------
                                  Parent   Subsidiary
                                 Company   Guarantors Eliminations Consolidated
                                ---------- ---------- ------------ ------------
                                            (Dollars in thousands)
ASSETS
Current assets:
  Cash........................  $   10,529  $  1,123    $   --      $   11,652
  Short-term investments......           9       --         --               9
  Receivables, net............     187,046       863        (90)       187,819
  Inventories.................     222,963       243        --         223,206
  Prepaid expenses............      61,133        20        --          61,153
                                ----------  --------    -------     ----------
Total current assets..........     481,680     2,249        (90)       483,839
Land, other than timberlands..       8,636       408        --           9,044
Plant and equipment, at cost
 less accumulated
 depreciation.................   1,635,777     1,597        --       1,637,374
Timber, timberlands and
 related logging facilities...     333,249       --         --         333,249
Other assets..................      80,185       --      (1,246)        78,939
                                ----------  --------    -------     ----------
                                $2,539,527  $  4,254    $(1,336)    $2,542,445
                                ==========  ========    =======     ==========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
  Notes payable...............  $  188,943  $    --     $   --      $  188,943
  Current installments on
   long-term debt.............         325       --         --             325
  Accounts payable and accrued
   liabilities................     249,513       408        (90)       249,831
                                ----------  --------    -------     ----------
Total current liabilities.....     438,781       408        (90)       439,099
Intercompany transfers........      28,073   (28,073)       --             --
Long-term debt................     801,549       --         --         801,549
Other long-term obligations...     184,147       --         --         184,147
Deferred taxes................     293,961       --         --         293,961
Put options...................      10,453       --         --          10,453
Stockholders' equity..........     782,563    31,919     (1,246)       813,236
                                ----------  --------    -------     ----------
                                $2,539,527  $  4,254    $(1,336)    $2,542,445
                                ==========  ========    =======     ==========

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

   Condensed consolidating statements of cash flows for the nine months ended September 30, 2001 and 2000 are as follows:

                                 For the nine months ended September 30, 2001
                                -----------------------------------------------
                                 Parent    Subsidiary
                                 Company   Guarantors Eliminations Consolidated
                                ---------  ---------- ------------ ------------
                                            (Dollars in thousands)
CASH FLOWS FROM OPERATIONS
  Net earnings (loss).......... $ (48,345)  $   597      $ --       $ (47,748)
  Adjustments to reconcile net
   earnings (loss) to net cash
   provided by operations:
    Depreciation, amortization
     and cost of fee timber
     harvested.................   125,906       130        --         126,036
    Deferred taxes.............    11,700       --         --          11,700
    Working capital changes....    (6,095)      113        --          (5,982)
    Other, net.................    (2,168)      --         --          (2,168)
                                ---------   -------      -----      ---------
     Net cash provided by
      operations...............    80,998       840        --          81,838
                                ---------   -------      -----      ---------
CASH FLOWS FROM INVESTING
  Increase in restricted cash..   (97,549)      --         --         (97,549)
  Increase in short-term
   investments.................   (46,900)      --         --         (46,900)
  Additions to investments.....    (3,415)      --         --          (3,415)
  Reductions in investments....     1,558       --         --           1,558
  Investments and advances from
   subsidiaries................     1,620    (1,620)       --             --
  Additions to plant and
   properties..................   (42,795)      --         --         (42,795)
                                ---------   -------      -----      ---------
     Net cash used for
      investing................  (187,481)   (1,620)       --        (189,101)
                                ---------   -------      -----      ---------
CASH FLOWS FROM FINANCING
  Change in book overdrafts....    (2,031)      --         --          (2,031)
  Decrease in notes payable....  (188,943)      --         --        (188,943)
  Proceeds from long-term
   debt........................   450,000       --         --         450,000
  Repayment of long-term debt..  (100,768)      --         --        (100,768)
  Long-term debt issuance
   fees........................   (15,352)      --         --         (15,352)
  Issuance of treasury stock...     3,524       --         --           3,524
  Purchase of treasury stock...    (8,349)      --         --          (8,349)
  Dividends....................   (28,868)      --         --         (28,868)
  Other, net...................    (6,426)      --         --          (6,426)
                                ---------   -------      -----      ---------
     Net cash provided by
      financing................   102,787       --         --         102,787
                                ---------   -------      -----      ---------
  Decrease in cash.............    (3,696)     (780)       --          (4,476)
  Balance at beginning of
   period......................    10,529     1,123        --          11,652
                                ---------   -------      -----      ---------
  Balance at end of period..... $   6,833   $   343      $ --       $   7,176
                                =========   =======      =====      =========

               POTLATCH CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                 For the nine months ended September 30, 2000
                                -----------------------------------------------
                                 Parent    Subsidiary
                                 Company   Guarantors Eliminations Consolidated
                                ---------  ---------- ------------ ------------
                                            (Dollars in thousands)
CASH FLOWS FROM OPERATIONS
  Net earnings (loss).......... $ (18,091)   $  580      $ --        $(17,511)
  Adjustments to reconcile net
   earnings (loss) to net cash
   provided by operations:
    Depreciation, amortization
     and cost of fee timber
     harvested.................   121,037       172        --         121,209
    Deferred taxes.............    (8,956)      --         --          (8,956)
    Working capital changes....    16,125       244        --          16,369
    Other, net.................    (1,599)      --         --          (1,599)
                                ---------    ------      -----       --------
      Net cash provided by
       operations..............   108,516       996        --         109,512
                                ---------    ------      -----       --------
CASH FLOWS FROM INVESTING
  Decrease in short-term
   investments.................       150       --         --             150
  Additions to investments.....    (3,525)      --         --          (3,525)
  Reductions in investments....       918       --         --             918
  Investments and advances to
   subsidiaries................        69       (69)       --             --
  Additions to plant and
   properties..................  (119,040)      --         --        (119,040)
                                ---------    ------      -----       --------
      Net cash used for
       investing...............  (121,428)      (69)       --        (121,497)
                                ---------    ------      -----       --------
CASH FLOWS FROM FINANCING
  Change in book overdrafts....     1,209       --         --           1,209
  Increase in notes payable....    38,976       --         --          38,976
  Proceeds from long-term
   debt........................    50,000       --         --          50,000
  Repayment of long-term debt..   (10,266)      --         --         (10,266)
  Issuance of treasury stock...       468       --         --             468
  Purchase of treasury stock...   (21,818)      --         --         (21,818)
  Dividends....................   (37,328)      --         --         (37,328)
  Other, net...................    (9,550)      --         --          (9,550)
                                ---------    ------      -----       --------
      Net cash provided by
       financing...............    11,691       --         --          11,691
                                ---------    ------      -----       --------
  Increase (decrease) in cash..    (1,221)      927        --            (294)
  Balance at beginning of
   period......................    11,251       280        --          11,531
                                ---------    ------      -----       --------
  Balance at end of period..... $  10,030    $1,207      $ --        $ 11,237
                                =========    ======      =====       ========

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                                  $250,000,000


                              Potlatch Corporation


               10.00% Senior Subordinated Notes due July 15, 2011

                               ----------------

                                 EXCHANGE OFFER

                                January 7, 2002

                               ----------------


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